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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(MARK ONE)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO _____

COMMISSION FILE NUMBER _________

                          BROCKER TECHNOLOGY GROUP LTD.
             (Exact Name of Registrant as specified in its charter)

                                 Alberta, Canada
                 (Jurisdiction of incorporation or organization)

         2150 Scotia One, 10060 Jasper Avenue, Edmonton, Alberta T5J 3R8
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Class                           Name of Exchange
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
As of December 28, 1999, 15,122,467 shares of no par value Common Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ ] Yes  [X] No

Indicate by check mark which financial statement item the registrant has elected to follow:

[X] Item 17 [ ] Item 18

                         Brocker Technology Group Ltd.,
                             an Alberta corporation

                    Index to Form 20-F Registration Statement

                                                                                                Page
General Introduction                                                                              3

Part I

1.    Description of Business                                                                     4
2.    Description of Property                                                                    12
3.    Legal Proceedings                                                                          12
4.    Control of Registrant                                                                      13
5.    Nature of Trading Market                                                                   13
6.    Exchange of Controls and Other Limitations Affecting Security Holders                      13
7.    Taxation                                                                                   14
8.    Selected Historical Consolidated Consolidated Financial Information and Other Data         14
9.    Management's Discussion and Analysis of Financial Condition and Results of Operations      15
9A.   Quantitative and Qualitative Disclosures About Market Risk                                 23
10.   Management                                                                                 24
11.   Compensation of Directors and Officers                                                     25
12.   Options to Purchase Securities from Registrant or Subsidiaries                             25
13.   Interest of Management in Certain Transactions                                             27

Part II

14.   Description of Securities to be Registered                                                 28

Part III

15.   Default Upon Senior Securities                                                             30
16.   Changes in Securities and Changes in Securities for Registered Securities                  30

Part IV

17.   Financial Statements                                                                       31
18.   Financial Statements                                                                       32
19.   Financial Statements and Exhibits                                                          32
      19(a)Index to Financial Statements                                           F-1 through F-78
           Financial Statements

      19(b)Index to Exhibits                                                      E-1 through E-752
                    Exhibits

Signatures                                                                                       37

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                              GENERAL INTRODUCTION

This Registration Statement on Form 20-F ("Form 20-F") specifies certain forward-looking statements of us within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are statements that estimate the happening of future events that are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as "may", "shall", "will", "could", "expect", "estimate", "anticipate", "predict", "probable", "possible", "should", "continue", or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in this Form 20-F have been compiled by us on the basis of assumptions made by us and considered by us to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements. All information regarding our expected future financial situation, results of operations, cash flows, financing plans, business strategy, budgets, projected costs and capital expenditures, competitive situations, growth opportunities, plans and our objectives for future operations are forward-looking statements. Those forward-looking statements are inherently uncertain, and our actual future results and trends may differ materially depending on a variety of factors. Factors that may affect our plans or results include, without limitation, sales to customers, actions by competitors, fluctuations in the prices of raw materials, foreign currency exchange rates, and political and economic instability in our markets.

The assumptions used for purposes of the forward-looking statements specified in this Form 20-F represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, we express no opinion regarding the achievability of those forward-looking statements. In addition, those forward-looking statements have been compiled as of the date of this Form 20-F and should be evaluated with consideration of any changes occurring after the date of this Form 20-F. We can't give any assurance that any of the assumptions relating to those forward-looking statements are accurate.

We maintain our books and records in Canadian Dollars while our subsidiaries maintain their books and records in New Zealand or Australian Dollars, as appropriate, which are then reconciled to Canadian Dollars. Except as otherwise specified in this Form 20-F, all monetary amounts specified in this Form 20-F have been presented in Canadian Dollars. We have prepared our consolidated financial statements contained in this Form 20-F in accordance with generally accepted accounting principles in Canada. See "Report of Independent Auditors" and "Consolidated Financial Statements." All information should be considered in conjunction with our consolidated financial statements and the notes contained elsewhere in this Form 20-F.

We were incorporated pursuant to the laws of Alberta, Canada, and certain of our officers and directors reside outside of the United States. In addition, the majority of our assets are located outside of the United States, in Canada, Australia and New Zealand. As a result, it may be difficult for investors to effect service of process within the United States against us or those officers and directors or to enforce in the United States any court judgments obtained against us or those officers and directors and predicated upon the civil liability provisions of the federal securities laws of the United States. Also, as a substantial portion of our assets are located outside of the United States and Canada, any judgment obtained in the United States against us may not be collectible within the United States or Canada. Canadian courts may enforce judgments of United States courts in civil matters subject to certain conditions and exceptions. Also, it may be difficult for investors to obtain and enforce judgments of Canadian courts based upon the federal securities laws of the United States.



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

ITEM 1. DESCRIPTION OF BUSINESS

Our Background. Brocker Technology Group Ltd., is an Alberta corporation ("Company") and was incorporated on November 23, 1993, as Brocker Investments Ltd. On December 3, 1998, the Company changed its name to Brocker Technology Group Ltd. The Company has been listed for trading on the Toronto Stock Exchange since February 28, 1998. From August 9, 1994 until February 28, 1998, the Company's shares were listed for trading on the Alberta Stock Exchange.

Overview of Our Industry. The products and services of our subsidiaries are sold to the Information Technology and Telecommunications ("IT&T") industry in both Australia and New Zealand. We believe that the IT&T industry is one of the fastest growing industries in Australia and New Zealand. In Australia, the IT&T industry's total revenues in 1998 were approximately AU$34 billion, which ranks it as Australia's third largest industry. In New Zealand, the IT&T industry's total revenues in 1998 were approximately NZ$6.6 billion, which represents approximately seven percent (7%) of New Zealand's Gross Domestic Product. The IT&T industry provides solutions to customers' computer software and hardware problems, in addition to solutions to customers' telecommunications problems. IT&T industry products include computer hardware, such as computer network servers and desktop computers and software, such as Microsoft Windows and Office products. Telecommunication products include telephone systems, voice mail systems, cellular phone systems and facsimile systems.

Our Business. We are a provider of technology-related products and services to the IT&T industries of New Zealand, Australia and North America. Our principal business activities include (i) the development and sale of technology products, technology-related services and telecommunications products and services, (ii) distribution of technology and telecommunications products developed and manufactured by third parties in New Zealand and Australia. We are currently developing intellectual property for use in electronic commerce ("e-commerce") in order to provide Internet based products and services. We believe that changes in the economic and business environments of the Australian and New Zealand markets and the rapid evolution and adoption of the Internet and Internet technologies should enable us to reduce our reliance on the physical distribution of third party products and increase our development and sale of e-commerce products. We are investing in hardware, software and training to build the infrastructure to accommodate the development and growth of our business.

Our Internet Enterprise Suite. We are developing the Internet Enterprise Suite ("IE Suite"), an Internet based e-commerce system designed to meet the needs of medium to large corporations. The IE Suite centralizes all functions of sales and marketing. The IE Suite supports electronic transactions between the corporation and its customers while storing the customers' profiles and product preferences into a secure database. The IE Suite will allow sales and marketing professionals to remotely access sales and marketing information, including product information, inventory data, account information and product orders. We anticipate that the IE Suite will encompass a number of the software products and applications that have been produced by our operating groups.

Our Operating Groups. From our inception in November 1993, we have been acquiring and managing businesses in the IT&T industries of New Zealand, Australia and North America. We actively manage the individual businesses within these operating groups by two wholly-owned holding corporations, Brocker Technology Group (NZ) Limited (formerly Brocker Investments (NZ) Limited) ("Brocker NZ") and Brocker Investments (Australia) Proprietary Limited ("Brocker Australia"). We have concentrated our technology-related business services in distinct operating groups composed of the Intellectual Property Sales Group, the Application Development and Services Group, the Professional Services Group and the Distribution Services Group. The operating groups utilize our centralized business infrastructure for distribution and logistics, finance, human resource and marketing functions.

Our Distribution Services Group includes SealCorp Computer Products Limited ("SealCorp New Zealand"), SealCorp Telecommunications Group Limited ("STG"), 1World Systems Limited (formerly Microchannel Limited) ("1World") and SealCorp Australia Proprietary Limited ("SealCorp Australia"). Our Intellectual Property Sales Group is responsible for the sales and marketing of our intellectual property products, with such products available as Supersession, Full 360 Degrees Feedback, Powerphone, Bloodhound and products developed by Image Craft

Limited ("Imagecraft"). Our Application Development and Services Group includes Industrial Communications Service Limited ("ICS"), Powercall Technologies Limited ("Powercall"), Highway Technologies Limited ("Highway Technologies") and Tech Support Limited ("Tech Support"). Our Professional Services Group includes EasyPC Computer Rentals Limited ("EasyPC"), Pritech Corporation Limited and Pritech Australia Proprietary Limited (collectively "Pritech"), Brocker Financial Limited ("Brocker Financial") and Inprise New Zealand.

SealCorp New Zealand. SealCorp New Zealand was incorporated in 1987. SealCorp New Zealand markets and distributes major brand computer software, computer peripherals and computer hardware in New Zealand. SealCorp New Zealand has 25 employees.

SealCorp New Zealand's offices are located in Auckland, Wellington and Christchurch. The Auckland premises, occupied in October, 1998, provides our distribution partners with a distribution center, in addition to seminar and training facilities for client presentations. The Wellington office is located in Central Wellington and provides easy access to all parts of the central region of New Zealand. The Christchurch office is located in the central business district of the southern region of New Zealand.

SealCorp New Zealand is comprised of three operating business units, Channels Technology Group, Vertical Markets Group and the Integration Solutions Group.

The Channels Technology Group markets Acer, Canon, Compaq, Connectix, Digital Networks, Exbyte and Symantec products to computer resellers and retail chains and outlets. Those products are generally used by small to medium-sized enterprises, small office, and home office customers.

The Vertical Markets Group provides software to specialized markets and consultants who promote software, hardware and peripherals using various distributors. This software is generally used by imaging, multi media, publishing and computer-aided design companies, application developers and programmers. The brands marketed are Agfa, Autodesk, Dantz, NEC, PK Electronics and Quark.

SealCorp's Integration Solutions Group resulted from the acquisition in October, 1995, of Technicom, a networking and communication corporation. This group provides software to the government and free enterprise markets. The brands provided by this group are Digi, Hitachi, IBM, Intel, IT Director, Lotus, NCD, Novell and Shiva. This software is generally used by remote access, groupware, enterprise and operation system solutions technology.

STG. STG supplies cellular mobile phones, cellular phone accessories, radio pagers and other telecommunications products in New Zealand. STG provides distribution and purchasing operations for Telecom New Zealand, in addition to supplying cellular handsets to Telecom New Zealand for its consumers. This business with Telecom New Zealand is secured by a contract that is intended to eliminate, as much as possible, usual business risks, such as bad debts and inventory obsolescence. These risks remain with Telecom New Zealand, which is the largest telecommunications carrier and market leader in all aspects of telecommunication in New Zealand. STG is New Zealand's largest telecommunications distributor and supplies cellular products from Ericsson, Motorola, Nokia and Philips. STG has recently introduced an e-commerce business which enables customers to place orders and obtain product information on the Internet.

1World. 1World is the only distributor in New Zealand and the Pacific Islands for Computer Associate's products, including the accounting software ACCPAC. Since its introduction into the New Zealand financial software market in 1989, ACCPAC has won a several industry awards. ACCPAC is distributed by specialized, certified consultants. 1World offers qualified installer training, sales and technical support, and marketing services. ACCPAC was one of the first financial softwares available to organizations enabling them to automate their accounting processes. Using continuing product development, ACCPAC has remained current with industry developments and has developed strategic alliances to increase its market presence. 1World acquired the distribution rights to Australia in January 1999, based on its prior performance in New Zealand and it has a complete sales and support system to service Australia.

SealCorp Australia. SealCorp Australia was incorporated in January 1992, following the growth of SealCorp New Zealand. SealCorp Australia has 30 employees and has offices in Sydney, Melbourne and Brisbane. The Sydney Office is located in North Ryde Sydney's North Shore, in an industrial area surrounded by technology companies. This office provides sales, marketing, administration and physical distribution for Australia. SealCorp's Melbourne office is centrally located at 101 Collins St., in the IBM Building in South Gate, on the banks of the Yarra River. The Brisbane office is located at 10 Hudson Road, Albion, Queensland.

SealCorp Australia acquired Sourceware, a large national distributor of computer software and peripherals, in April, 1996. Sourceware had operated since 1983, and we believe that it has a reputation for superior technical support. Sourceware merged its operations into SealCorp Australia, which resulted an increased market presence and a strategic relationship with IBM.

In September 1996, we acquired The Great Escape Company ("TGE"), a computer distribution and service company. This company was merged into SealCorp Australia in January, 1997. TGE was the only distributor of Wyse products in Australia. TGE also distributes products for other major vendors, including OKI, Dataproducts, Link, and Specialix. With this acquisition, SealCorp Australia acquired the resources required to service its products. SealCorp Australia provides nation-wide warranty and repair facilities in Australia and is the Wyse warranty agent and parts supplier for Australia. SealCorp Australia is also an approved service center for OKI products and a servicer of third party products.

As a result of the consolidation of Sourceware and TGE with SealCorp Australia. SealCorp Australia can now offer complete computer networking solutions for distributors using relationships with vendors such as Novell, IBM, Lotus, WYSE, OKI and Digi International. SealCorp Australia provides marketing and consulting services for internetworking, remote access, multi-user connectivity, e-commerce and Integrated Services Digital Network.

Early in 1998, we purchased 1World, a provider of remote computer access technologies to graphic computer designer. The graphic designer market is currently dominated by Apple computer resellers and we believe is best serviced by distributors such as 1World. The relationships 1World brought to SealCorp Australia are 4Sight, Sagem, Hermstedt, Harmonixs, Ascend, Shiva, Eicon, Netcomm and Dlink. Early in 1999, ACCPAC software was added to this group. 1World is operated as a separate sales division of SealCorp Australia and concentrates on graphics design, agency and branch office communications and accounting solutions.

In February 1999, we purchased certain assets of Q*Soft Australia Proprietary Limited based in Brisbane, Queensland ("Q*Soft") and a leading distributor of technology products. We believe that the acquisition of those assets now enables SealCorp Australia to be a significant distributor with considerable geographic coverage in Australia. Q*Soft concentrates on reseller distribution by service agreements and is operated as a separate sales division of SealCorp Australia.

ICS. ICS was established in 1978, as a provider of special communications systems and for the repair of electronic equipment. Now a wholly owned subsidiary of the Company, ICS operates in two distinct areas.

ICS has standard telecommunications products marketed using the INDCOM name. Whenever a customer has a requirement that is not adequately satisfied by standard equipment, ICS modifies existing products or designs new products to satisfy that requirement. ICS concentrates on product development using the latest computer based design systems. Production is either performed by specialist companies or the customer assists in establishing its production, with ICS receiving royalties from that production.

With the introduction of cellular in New Zealand, ICS targeted the service of cellular telephones. ICS is the largest independent service center for cellular telephones. Certified to ISO9001 (the International Organization for Standardization Certification that ICS has satisfied the global standards for its industry), we actively manage processes to ensure continuous improvement of service and delivery. After market repair is performed for cellular products developed by Motorola, Ericsson and Nokia. ICS has contracts with Vodafone and Telecom to provide service to customers of their networks.

Our technical staff has significant experience with radio, cellular and communications systems. Training of new and existing staff in new products is an important aspect of our philosophy. The latest test equipment that has been certified by the cellular phone manufacturers is used to ensure repairs satisfy the strict standards of those manufacturers. All repaired products undergo quality assurance tests before being returned to the customer.

Powercall. Powercall was formed to provide voice mail services. The emergence of Computer Telephony Integration (CTI) enabled Powercall to improve its voicemail services and products. The emergence of CTI has enabled us to become involved in software development and software solutions for our customers. Powercall concentrates on 3 aspects of operations, (1) CTI development; (2) automated services with automated voice, fax and information applications; and (3) live operator services. A combination of technological development and service allows us to provide a comprehensive range of solutions and services which can be customized according to each customer's individual requirements.

We concentrate on the development and delivery of CTI solutions, utilizing our core products. Utilizing 5 years of design and development, specifically in the area of CTI, these solutions combine the latest hardware with our intellectual property. Our products allow our customers to manage and deliver information in an effective manner. CTI solutions are designed to integrate fully with computers and provide a complete communication system. Those solutions allow delivery of all telephony requirements, such as how incoming calls are handled, while reducing ongoing costs. Private Automatic Branch Exchange System ("PABX") is a telephone system suitable for medium to large offices and capable of handling thousands of extensions. In some situations, use of our CTI system will replace the PABX system entirely. Our CTI solutions provide a business with automated business processes which ensure that the customer's products and services are completely integrated into our CTI solution.

In contrast to most other CTI solutions, our CTI solution is capable of operating independently of (1) proprietary, expensive PABX technology; (2) other types of PABX communication systems; and (3) specialist programmers, engineers or technicians. Our CTI services include (1) standard voice mail; (2) interactive television voting; (3) call accounting and credit management; and
(4) a complete and innovative information and booking service designed for the tourism industry.

In addition to the automated services, our CTI services offer customers live operator services with inbound and outbound telephone calls throughout New Zealand. In addition to voice, facsimile and information services, we are capable of managing the financial aspects of our customers' businesses involving payment by check, credit card, telephone transactions and Internet payment methodologies.

Powercall employs more than 55 persons in its five locations to deliver live operator services, providing numerous services for various customers simultaneously, utilizing our technology. These services include (1) sales automation, such as appointment generation, telephone sales, etc.; (2) information review utilizing Virtual NZ and customer surveys; and (3) direct mail follow-up.

Image Craft. Image Craft specializes in the development of graphics software and services. The major products which it distributes are (1) Pictrix, a digital printing system (Pictrix is exclusively licensed to Hanimex in Australia and New Zealand and enables the user to scan, import, manipulate and copy images to any digital media and print these images in a variety of formats and allows for the transmission of images via the Internet and intranet); and (2) Bluescreen, a method which enables an image to be inserted into a background. Our Image Craft services include (1) maintenance of a system for online storage and retrieval of digital images; (2) digital watermark software; (3) software development; and
(4) creation of different products and services, including mass marketing systems.

Highway Technologies. Highway Technologies is in the business of developing and managing solutions for highway management. One example is an electronic system for collecting road user charges for heavy vehicles to establish whether a new system for collecting road user charges can improve economic efficiency. We believe that technology will become increasingly important in managing road and highway networks in the future. We believe Highway Technologies' newly developed Global Position Satellite-based technology is capable of bringing highway management, operation and funding into the 21st century. We own 20% of Highway Technologies.

Easy PC. EasyPC is a provider of innovative solutions for the financial management and control of computer related products. Specializing in the leasing and rental of IBM-compatible and Macintosh computers, printers and peripherals, we believe that Easy-PC has become a leader with a reputation for exceptional personal service, new approaches to off-balance sheet use of equipment, and advanced asset management systems. We believe that Easy PC makes it easy for business, government and domestic customers to access new and fast-changing technology at affordable prices, without the risks associated with a purchase.

Easy PC is an authorized dealer in Compaq, Digital, Hewlett-Packard, Microsoft, Lotus and WordPerfect products. Easy PC is the first rental company in New Zealand authorized to supply leading software with Easy PC's rental equipment.

Pritech. We believe that Pritech is a leader in information management, including software development, implementation and business intelligence, particularly for the Intranet. The services and products that Pritech provides include contract management, sales tracking, service management, project communications, workflow management and human relations management. Incorporated in 1988, Pritech has been providing consulting services and software development for information management, especially project management. Pritech has worked with more than 300 organizations, including major corporations and central and regional governments. We believe that Pritech is unique, being the first New Zealand corporation to employ Certified Lotus Notes Professionals and Certified Lotus Notes Instructors. Pritech has been appointed as New Zealand's first Lotus Notes Premium Partner, indicating Pritech's significant experience and investment in Lotus's technology. We believe that Pritech has a significant market share and provides quite profitable consulting services. Pritech has offices in Auckland, Wellington, Sydney and Melbourne and employs a staff of 34 persons.

Inprise New Zealand. Inprise New Zealand is the exclusive distributor of the Inprise products in New Zealand. Inprise New Zealand consults and provides training for various businesses, using software applications developed by Inprise Corporation. We believe that Inprise New Zealand is uniquely situated to take advantage of future business information development, because we have significant experience in providing similar services and products to a significant number of different types of businesses, including banking, finance, manufacturing, science, engineering and government.

Brocker Financial. Brocker Financial was incorporated in January 1999 and concentrates on providing financial consulting services to large corporations and governments. The three main areas of its business are (1) providing advice for technically complex financial projects; (2) representing Internet businesses active in the securities trading and financial services markets in New Zealand, Australia and South East Asia; and (3) developing specialized financial software for liabilities management.

Tech Support. Tech Support was established in October 1996, and provides technical support for computer systems, with a concentration on small to medium businesses and education providers. Tech Support supports commercial customers and relies on professional and specialized consultants, which are independent contractors, which have the skills to provide specific technical requirements, including Microsoft NT, Novell Netware, and Lotus Notes.

Products and Services

Supercession. Supercession is an Enterprise Resource Planning (ERP) software system designed to improve business processes or replace aging business systems. ERP provides "back-office" functions, such as order management, financial management, warehousing, distribution production, quality control, asset management and human resources management and "front-office" functions, such as sales force and marketing automation, electronic commerce and supply chain systems. ERP is often referred to as the entire "value chain" of a business, from prospect and customer management through order fulfillment and delivery. For medium to large businesses, Supercession establishes the initial ERP system, including e-commerce capabilities, a web server, a database for gathering and storing information and an object-based Common Object Request Broker Architecture (CORBA) server which automates many common network programming tasks.

Full 360 Feedback. Full 360 Feedback is Internet based software providing businesses with a management tool for their employees, as well as client relations assessment. Feedback is electronically provided by those persons with whom an employee regularly interacts. These people may include colleagues, peers, managers, supervisors, suppliers and customers. The information received can be analyzed to provide employees an understanding of their strengths and areas for development. The information gathered from clients can be used for market research and product development.

CMobile. CMobile is a service designed to improve operations of a mobile sales force or contractor. The computer hardware is a Graphical User Interface touch screen handheld device with communications links to clients, home offices and suppliers. The software enables a sales force or mobile contractor to utilize Internet based services for all aspects of business.

Pritech Extended Email Repository (PEER). PEER provides a method by which selected incoming and outgoing correspondence is stored making the information available to persons that could benefit by sharing that information. PEER stores e-mail and facsimile information by client or supplier and other designated categories. PEER is used with Lotus Notes, a software program developed by Lotus Development Corporation, which is designed to manage information between numerous persons.

Powerphone. PowerPhone combines a business' computer and telephone for improved customer contact management. PowerPhone uses caller identification to automatically show (i) the person calling; (ii) complete details of the person's most contact with the business; (iii) a list of all previous contacts, including emails and (iv) a prompt for new contact details. PowerPhone extends the management capabilities of Microsoft Outlook, a Microsoft Office management program, by allowing all network users to access information stored in the database. The software component of Powerphone can be downloaded and licensed via the Internet. ReMote, a remote version of Powerphone, will be available as a free download on our website.

Bloodhound. Bloodhound is a computer-telephony integration (software which integrates the computer with a telephone system) service that combines and automates the duties of a receptionist, secretary and personal assistant. Bloodhound processes voice and facsimile messages which are received on the same telephone number into electronic messages through a unified inbox integrated with a business' existing email system. Voice and facsimile messages can be delivered to a business at any location as an email attachment. Bloodhound allows prioritization of calls and can notify a business when new messages are received.

Network Marketing. Network Marketing is software that combines technology with the traditional business practices of the network or multi level marketing industry. Network Marketing software provides electronic messaging, facsimile and prospecting functions designed specifically for the requirements of individual distributors within a multi level marketing organization. The software allows a distributor to deliver information and voice or data messages to prospects outside of the organization or numerous persons within the organization.

Cine Line. Cine Line is an e-commerce system which provides online credit card verification and transaction processing for movie ticket purchases. Cine Line provides real time scheduling and booking information as a free service to the moviegoer.

Blue Screen Imaging. Blue Screen Imaging is a digital imaging system utilizing specialized software which allows the use of digital images (usually a person) and then the integration of the image into an established photographic template.

Pictrix. Pictrix is digital imaging software designed for the photographic retailers. The software allows for the capture, manipulation and output of photographic images. Pictrix features includes repair and reproduction of old images, production of image templates, screen savers, T-shirts and other photographic retail products.

Imageline. Imageline is a secure Internet based image library, which allows customers to create their own secure library of images, stored remotely, with online access offering extensive cataloguing and search features. Large image libraries can be compiled for download, use and sale.

NZ Online. NZ Online is an Internet Service Provider with inexpensive access charges to the Internet and low service offerings to customers. NZ Online was built to support customer activities for ImageCraft and is marketed to a limited number of subscribers.

Fixed Cellular Terminals (FCT). FCT is software designed as an alternative method of providing telephone services when a conventional wireline telephone is unavailable, nonexistent or too expensive. FCT uses a cellular telephone network to provide telephone services to rural communities without the high cost infrastructure of wired based telephone systems.

Multi-Path Alarm Communicator. The Multi-Path Alarm Communicator allows high speed reporting of an alarm status to a security monitoring company, through a wireline telephone or a cellular network. The status of the wireline and cellular networks are continuously monitored and any irregularities can be reported to the monitoring company using the alternative network.

Vehicle Systems. Vehicle System is an integrated computer system comprising three sub-systems, the (i) vehicle data collection unit, (ii) cellular telephone network, and (iii) central computer and application software. Vehicle System provides a business the ability to track its vehicles, store the gathered information and transmit the data via a commercial cellular telephone network to the central computer for analysis.

Smart Comms. Smart Comms is a short range (50m - 250m) radio frequency wireless data system suitable for transmitting messages using an existing small broadcast data protocol format. Smart Comms can be used for security monitoring of buildings.

Stock Trak. Stock Trak is a short range (25mm - 500mm) radio frequency identification product suitable for tag device applications. Stock Trak is designed for use by agricultural businesses for livestock identification and information tracking. The electronic data tag provides compliance with proposed European Union animal health regulations governing the origin, production and transport of animals.

Sales and Marketing

Our objective is to establish and maintain leadership in the e-commerce sales and marketing information systems market. Our strategy incorporates (i) targeting large multi-national customers in a comprehensive number of industries; (ii) maintaining and extending technology leadership; (iii) strategic global alignment; (iv) exploiting Intranets and the Internet; (v) expanding global sales capabilities; and (vi) advertising and marketing.

Targeting Large Multi-National Customers in a Broad Range of Industries. We have designed products to satisfy the requirements of multi-national businesses that use different distribution methods. Our products and services are intended to be used on a global basis, provide shared, up-to-date information for field sales, telemarketing, telesales, marketing, as well as third party resellers. We will continue to improve our product development, sales and marketing activities, to expand acceptance of our products and services.

Maintaining and Extending Technology Leadership. Our products and services utilize advanced technology information. Our software products are designed to be specifically designed to satisfy a business' requirements while maintaining the ability to improve our products and services.

Strategic Global Alignment. We will promote widespread acceptance of our products and services by the establishment of relationships with leading technology providers and distributors. We anticipate developing technology and marketing relationships with other businesses in order for us to concentrate on developing e-commerce products and information systems software.

Exploiting Intranets and the Internet. Our products and services have been designed to expand the accessibility of information through the use of intranets and the Internet as a global, low-cost, virtual private network. We believe that the Internet will enable an entire business information base, currently available only to users connected over a local area network or wide area network, to be available without geographic limitation for the low cost of a local Internet connection. This capability will allow businesses to use informed sales professionals without the expense of physical offices or private leased telephone lines. We plan to continue to exploit the Internet, we believe that the Internet will allow customers to access comprehensive information that will recommend and deliver customized products, goods and services directly to them on a worldwide basis.

Expanding Global Sales Capabilities. We intend to expand our global sales capabilities by increasing the size of our direct sales division in major markets and continuing to recruit distributors in other selected markets. Specifically, we plan to expand our direct sales and marketing activities in North America, Europe, Asia and Latin America.

Advertising and Marketing. We will launch a comprehensive advertising campaign to introduce our products and services to businesses.

Competition

The market for IT&T products in both Australia and New Zealand is significantly competitive and we expect competition to continue to increase significantly. Our subsidiaries compete with many other providers of IT&T products and services. We have significant competition from other developers of software-related products, in addition to other providers of telecommunications products. Although we have diversified our operations by the acquisition of numerous businesses with different IT&T related services and products, we still have significant competition, which may result in current and future providers of similar products and services competing on the basis of price, which could result in a reduction of our revenues.

On a global basis, we have competition from major software companies who have developed "back office" software applications, such as JD Edwards, Baan, Oracle and PeopleSoft. In this competitive global situation, we believe that we have managed to be a significant competitor in communications and e-commerce. We believe the IT&T industry is shifting to more customized products at lower prices, a better understanding of customer requirements, products and services designed and developed to satisfy those requirements, and improved customer support.

We believe that our software products and services allow businesses to use customer information systems, product information systems, competitive information systems and decision support systems on a global basis. We have designed our products and services to provide support for interdependent distribution channels, including direct field sales, telesales, telemarketing, distribution, retail and Internet-based sales.

The market for our products is significantly competitive, subject to rapid change and is significantly affected by new product introductions and other activities of industry participants. Our products and services are targeted at the emerging market for sales and marketing information systems. We have competition from customers' internal development efforts, custom system integration products, in addition to other software providers that offer a variety of products and services designed for this market.

ITEM 2. DESCRIPTION OF PROPERTY

The following table specifies the descriptions of our properties.

====================================================================================================
Property                                             Description
----------------------------------------------------------------------------------------------------
2150 Scotia One,  10060 Jasper Avenue                This leased property is our main office.
Edmonton, Alberta, Canada T5J 3R8
----------------------------------------------------------------------------------------------------
Brocker Technology Park                              This   property   is  our  main  New  Zealand
17 Kahika Road, Beachhaven,                          location housing  SealCorp New Zealand,  STG,
Auckland, New Zealand                                Easy PC, Inprise, 1 World,  Brocker Financial
                                                     and Tech Support.
----------------------------------------------------------------------------------------------------
4 Bond Street, Grey Lynn                             This   leased   property   houses   Pritech's
Auckland, New Zealand                                Auckland office, in addition to being sub-let
                                                     to other tenants.
----------------------------------------------------------------------------------------------------
14 Putiki Street, Grey Lynn,                         This leased  property,  formerly housing some
Auckland, New Zealand                                of  STG's  inventory,  is  now  sublet  to  a
                                                     picture  framing   company.
----------------------------------------------------------------------------------------------------
Level 3, PSA House, 11 Aurora Terrace,               This leased  property  houses the  Wellington
Wellington, New Zealand                              offices of SealCorp New Zealand,  Easy PC and
                                                     Pritech.
----------------------------------------------------------------------------------------------------
2nd Floor, Office No. 10                             This  leased  property  houses  SealCorp  New
Victoria Business Center, Christchurch               Zealand's Christchurch office.
----------------------------------------------------------------------------------------------------
Unit 2, 343 Church Street                            This leased property houses the office of ICS.
Penrose, Auckland, New Zealand
----------------------------------------------------------------------------------------------------
Level 2, 25 Dundonald Street, Newton,                This leased  property  houses the call center
Auckland, New Zealand                                operations of PowerCall.
----------------------------------------------------------------------------------------------------
Unit 5, Macquairie View Estate, 112 Talavera Road,   This  leased   property   houses  the  Sydney
North Ryde, Sydney, New South Wales, Australia       operations of SealCorp Australia.
----------------------------------------------------------------------------------------------------
Level 8, 48 Hunter Street, Sydney,                   This  leased   property   houses  the  Sydney
New South Wales, Australia                           operations of Pritech Australia.
----------------------------------------------------------------------------------------------------
Suites 306, 307 and 317, Level 3, 60 City Road,      This  leased  property  houses the  Melbourne
South Bank, Melbourne, Victoria, Australia           office  of  SealCorp  Australia  and  Pritech
                                                     Australia.
----------------------------------------------------------------------------------------------------
Unit 8, 10 Hudson Road, Albion,                      This leased  property  houses the  Queensland
Queensland, Australia                                operations of Sealcorp Australia.
====================================================================================================


ITEM 3. LEGAL PROCEEDINGS

None of our companies nor any of their directors, officers and key personnel are subject to any litigation, administrative or criminal action which is or has been material to our operations or financial condition, nor are any of our companies or their directors, officers or key personnel aware of any such litigation or pending action.

ITEM 4. CONTROL OF REGISTRANT

The following table furnishes information as to the beneficial ownership of the outstanding shares of our common stock held by (i) each person known by us to beneficially own more than 10% of the outstanding shares of our common stock and
(ii) all the directors and officers of our companies as a group.


  TITLE OF CLASS       NAME AND ADDRESS                          NUMBER OWNED          PERCENTAGE OF CLASS
  --------------       ----------------                          ------------          -------------------
  Common Stock         Michael Ridgway, President, Director       3,360,948                    22.2%
                       Auckland, New Zealand

  Common Stock         Directors and Officers as a group          4,075,456                    26.9%

Changes in Control. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

ITEM 5. NATURE OF TRADING MARKET

Shares of the Company's common stock have been listed and posted for trading on the Toronto Stock Exchange (trading symbol BKI) since February 28, 1998. As of December 27, 1999, 15 holders of record in the United States held 3,488,031 shares of the Company's common stock or 23.44% of the outstanding shares as of that date. Prior to the listing on the Toronto Stock Exchange, shares of the Company's common stock were listed for trading on the Alberta Stock Exchange.

The following table specifies the reported high and low sales or closing prices of the Company's common stock on the Toronto Stock Exchange and Alberta Stock Exchange for the periods indicated.

================================================================================
    Period                                       High                     Low
--------------------------------------------------------------------------------
October 1, 1999 - December 26, 1999              $10.00                  $2.60
July 1, 1999 - September 30, 1999                 $3.75                  $1.41
April 1, 1999 - June 30, 1999                     $1.52                  $1.00
January 1, 1999 - March 31, 1999                  $1.60                  $1.20
October 1, 1998 - December 31, 1998               $1.55                  $1.15
July 1, 1998 - September 30, 1998                 $1.47                  $1.23
April 1, 1998 - June 30, 1998                     $1.75                  $1.28
================================================================================

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital. However, the remittances of interest, dividends or other payments to nonresident holders of our securities are subject to withholding tax.

There are no limitations in the laws of Canada or in our charter or any other constituent documents limiting the right of foreign persons to hold or vote our securities. The Investment Canada Act (the "IC Act") governs the acquisition, directly or indirectly, by non-Canadians of control of existing Canadian businesses and the establishment by non-Canadians of new Canadian businesses. Pursuant to the IC Act, subject to certain exceptions, a non-Canadian proposing to acquire direct control of a Canadian business which has gross assets equal to or in excess of CDN$5 million must first file an application for review with Investment Canada, the federal agency responsible for administering the IC Act, and receive approval for such investment from the federal Minister (the "Minister") responsible for the IC Act. Approval is granted when it is demonstrated, to the Minister's satisfaction, that the proposed investment is or probably will be of net benefit to Canada. When the non-Canadian has the status of a North American Free Trade Agreement ("NAFTA") investor (essentially, any national or government entity of the United States of America or Mexico or any entity or other prescribed form of business organization which is controlled by any such national or government entity) for purposes of the IC Act or when the Canadian business is already controlled by a NAFTA investor, that dollar requirement is increased to CDN$150 million in 1992 "constant dollars" (as that term is defined in the IC Act), subject to certain exceptions. When the gross assets of the Canadian business being acquired are less than the applicable minimum, the non-Canadian person must file a notice with Investment Canada, either prior to or within 30 days following the closing of the acquisition. Acquisitions subject to notice filing pursuant to the IC Act are, subject to certain exceptions, not subject to the review and approval process pursuant to the IC Act. There are no other restrictions, pursuant to Canadian law or pursuant to our charter or other constituent documents, on the ability of foreign residents to hold or vote our securities. There are no restrictions, pursuant to Canadian law, on the distribution of dividends or other distributions to shareholders residing in the United States.

ITEM 7. TAXATION

Capital Gains

A non-resident of Canada is not subject to tax pursuant to the Income Tax Act of Canada ("ITA") in accordance with a capital gain realized upon the disposition of a share of a public corporation, unless such share represents "taxable
Canadian property" to the holder thereof. Our common stock is listed on a prescribed exchange and, therefore, will be taxable Canadian property to a non-resident holder if, at any time during the period 5 years immediately preceding the disposition, the non-resident holder, non-arms length persons, or the non-resident, together with all such persons, owned not less than 25% of the issued shares of any class of our capital stock. In the situation of a non-resident holder to whom shares of our common stock represent taxable Canadian property and who is residing in the United States, no Canadian taxes will be payable on a capital gain realized on such shares, because of the Canada-United States Tax Treaty ("Treaty"), unless the value of such shares is derived from real property or natural resources situated in Canada. However, in such event, certain transitional relief pursuant to the Treaty may be available. In certain circumstances, the Treaty allows Canada to tax former residents on gains from the disposition of taxable Canadian property, when such property was owned at the time of their departure from Canada or was received in substitution therefor in a transaction that is tax-free pursuant to Canadian law.

Withholding

Generally, cash dividends paid by Canadian corporations to non-Canadian resident shareholders are subject to a Canadian withholding tax of 25%. However, pursuant to Article X (2) of the Treaty, dividends paid to a resident of the United States are only subject to a 15% Canadian withholding tax. Moreover, if the United States resident owns 10% or more of the voting shares of the Canadian corporation paying the dividends, the Canadian withholding tax is reduced to 10%. In addition to a dividend withholding, interest paid to the United States resident is subject to a 15% Canadian withholding tax, pursuant to Article XI
(2) of the Treaty.

ITEM 8. SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

Summary Financial Information

The summary financial information set forth below is derived from the more detailed consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. We maintain our books and records in Canadian Dollars while our subsidiaries maintain their books and records in New Zealand or Australian Dollars, as appropriate, which are then reconciled to Canadian Dollars. We have prepared our consolidated financial statements contained in this Form 20-F in accordance with generally accepted accounting principles in Canada. See

"Report of Independent Auditors" and "Consolidated Financial Statements". All information should be considered in conjunction with our consolidated financial statements and the notes contained elsewhere in this Form 20-F.

                               Year Ended March 31
                      (in thousands, except per share data)

=====================================================================================================================
                                      1999              1998              1997              1996               1995
---------------------------------------------------------------------------------------------------------------------
Revenue                             $133,303           $70,811           $50,110           $22,932            $3,931
Gross Profit                         $17,691           $14,401            $9,099            $5,489              $814
Net Income                              $514              $797              $838              $323             ($146)
Net Income Per Share                    $.03              $.06              $.06              $.04              $.02
=====================================================================================================================

=====================================================================================================================
Balance Sheet Data                    1999              1998              1997              1996               1995
---------------------------------------------------------------------------------------------------------------------
Total Assets                         $50,687           $32,499           $19,926           $11,725            $8,223
Long Term Debt                        $2,284              $881              $115              $111            $1,080
Total Liabilities                    $44,018           $26,657           $14,042            $7,123            $7,382
Shareholders' Equity                  $6,669            $5,842            $5,884            $4,602              $841
=====================================================================================================================


Exchange Rate

The following table sets forth the exchange rate for one Canadian Dollar expressed in terms of one United States Dollar for the past four years ending December 31, 1998.

                             Year Ended December 31

================================================================================
             Year's High   Year's Low   Year's Average    Year's Close
--------------------------------------------------------------------------------
1998            $1.57         $1.40         $1.48            $1.53
1997            $1.43         $1.33         $1.38            $1.42
1996            $1.38         $1.33         $1.36            $1.36
1995            $1.42         $1.32         $1.37            $1.36
================================================================================

The exchange rates are based on monthly averages published by the Federal Reserve for the noon buying rate in New York City for cable transfers and foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. As of December 27, 1999, the exchange rate was 1.46 Canadian Dollars for one U.S. Dollar.

Dividends

To date, we have paid no dividends and we have no current plans to pay dividends for shares of our common stock in the future.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We maintain our books and records in Canadian Dollars while our subsidiaries maintain their books and records in New Zealand or Australian Dollars, as appropriate, which are then reconciled to Canadian Dollars. Except as otherwise specified in this Form 20-F, all monetary amounts specified in this Form 20-F have been presented in Canadian Dollars. We have prepared our consolidated financial statements contained in this Form 20-F in accordance with generally accepted accounting principles in Canada. See "Report of Independent Auditors" and "Consolidated Financial Statements." All information should be considered in conjunction with our consolidated financial statements and the notes contained elsewhere in this Form 20-F. Significant differences between generally accepted accounting principles in Canada and in the United States are disclosed in Item 17.

COMPARISON OF THREE MONTH PERIOD ENDED SEPTEMBER 30, 1999, TO THE THREE MONTH PERIOD ENDED JUNE 30, 1999

Liquidity and Capital Resources. Our total assets declined approximately 4% to $54.4 million from $56.8 million during the three-month period ended September 30, 1999. The decrease in total assets can be attributed to our efforts to improve cash receipts by collecting funds owed to us, thereby reducing our accounts receivables. Our accounts receivable for the period ended September 30, 1999 were reduced by $7.5 million compared to the three-month period ended June 30, 1999, although this reduction was offset by $4 million increase in inventories. The increase in inventory is attributable to increases in inventory held in Australia, and cellular products held in New Zealand to accommodate the increase in demand.

Our total current liabilities decreased approximately 6% to $44.9 million for the three-month period ended September 30, 1999, compared to $47.9 million for the three-month period ended June 30, 1999. The decrease in current liabilities is due the introduction of cash from improved financing negotiated during the periods, and the effect of increased cash receipts from the reduction in accounts receivable. The additional cash flow generated was used to reduce trade creditors.

Results of Operations. Our gross sales increased approximately 4.4% to $37.9 million for the three-month period ended September 30, 1999, compared to $36.3 million for the three-month period ended June 30, 1999. For the three-month period ended September 30, 1999, revenues in New Zealand decreased by approximately 9% to $23.0 million, from $25.3 million for the three-month period ended June 30, 1999. Sealcorp revenues continued to feel the effects of the competitive environment and our customers' Y2K concerns. However, the small decline in New Zealand revenues was offset by a significant increase in Australian revenues, where we continue to experience excellent growth in both distribution of technology products and providing professional services to customers. Australian revenues for the three-month period ended September 30, 1999 increased approximately 35% to $14.9 million, compared to $11.0 million for the three-month period ended June 30, 1999.

Our gross profit, which had been $4.6 million for the three-month period ended June 30, 1999, increased approximately 9.2% to $5.0 million for the three-month period ended September 30, 1999. The increase in gross profit is the result of the overall profit margin on sales increasing from approximately 12.6% for the three-month period ended June 30, 1999 to approximately 13.2% for the three-month period ended September 30, 1999, which can be largely attributed to the impact of higher profit margin on sales from professional services and improved profit margin on technology distribution in Australia.

Our net profit after tax decreased to a loss of $182,789 for the three-month period ended September 30, 1999 from a profit of $34,877 for the three-month period ended June 30, 1999. The decrease in net profit is attributed to increased operating expenses, which rose from $4.4 million for the three-month period ended June 30, 1999 to $5.2 million for the three-month period ended September 30, 1999. The increased operating expenses were predominantly in our application and design areas in combination with an unexpected loss in Sealcorp New Zealand of $788,000 due to reduced revenues as discussed above.

COMPARISON OF THREE MONTH PERIOD ENDED JUNE 30, 1999, TO THE YEAR ENDED MARCH 31, 1999

Liquidity and Capital Resources. Our total assets increased approximately 12% to $56.8 million from $50.7 million during the three-month period ended June 30, 1999. The increase in total assets can be attributed to the increase in accounts receivable of Sealcorp Australia of $4.3 million, an increase of 52%, combined with an increase of $2.8 million in accounts receivable for the New Zealand companies. The increase in Australian accounts receivable is due to the growth in revenue, while the increase in New Zealand accounts receivable can be attributed to increased revenue late in the three-month period ended June 30, 1999. Our collections of accounts receivable in New Zealand have improved, resulting in an increase in total assets of $1.8 million.

Our total current liabilities increased approximately 15% to $ 47.9 million for three-month period ended June 30, 1999 compared to $41.7 million for three-month period ended June 30, 1998. The increase in current liabilities is due to the increase in the accounts payable of Sealcorp Australia, resulting from the requirement to maintain more inventory to accommodate the increased sales.

Results of Operations. Our gross sales increased approximately 8% to $36.3 million in the three-month period ended June 30, 1999, compared to $32.6 million in the three month period ended June 30, 1998. Our revenues in New Zealand and Australia were approximately $25.3 million and $11.0 million for the three-month period ended June 30, 1999, compared with $28.1 million and $4.5 million for the three month period ended June 30, 1998, in New Zealand and Australia, respectively.

Our revenues from New Zealand computer distribution operations decreased, in comparison, due to a significantly competitive market and the impact of businesses curtailing expansion due to Y2K concerns. The decrease in New Zealand revenues was more than offset by (1) a growth in our Australian revenues, (2) the results of our acquisition of Q*Soft in February 1999, (3) the growth in the Australian economy and (4) the increase in sales by Sealcorp Australia.

Our gross profit was maintained at 12.6% for the three-month period ended June 30, 1999, in comparison to 13.1% for the three-month period ended June 30, 1998.

Our net profit after tax decreased to $34,877 in the three-month period ended June 30, 1999, from $329,703 in three month period ended June 30, 1998. The decrease in net profit is attributed to increases in interest expense and other operating expenses, predominantly in our application and design areas in combined with a loss in Sealcorp New Zealand due reduced revenues.

COMPARISON OF YEAR ENDED MARCH 31, 1999, TO YEAR ENDED MARCH 31, 1998

Liquidity and Capital Resources. Our total assets increased approximately 56% to $50.7 million during the fiscal year ended March 31, 1999 from $32.5 million during the fiscal year ended March 31, 1998. Our total current assets increased approximately 55% to $41.4 million from $26.6 million. The increase in current assets resulted from (1) the 64% increase in our accounts receivable to approximately  $23  million  and  (2) a  58%  increase  in  our  inventories  to approximately $15.2 million. The increases in our accounts receivable and inventories correspond favorably with increased sales, with our revenue increasing 88% in fiscal year ended March 31, 1999, compared to the previous year.

Our current liabilities have increased from $25.8 million in the fiscal year ended March 31, 1998 to $41.7 million in the fiscal year ended March 31, 1999, an increase of $15.9 million or 62%. The major components of this increase are
(i) $1,189,000 of our current liabilities had no corresponding amount in 1998 because a number of companies were either formed or acquired during the fiscal year ended March 31, 1999, (ii) current liabilities for Sealcorp Australia rose to $6,281,000, and increase of 200% compared to the fiscal year ended March 31, 1998, which matched the 93% increase in Sealcorp Australia's value of products and services sold, (iii) Sealcorp Australia negotiated extended credit terms with key suppliers, due to the need to carry higher levels of stock in a rapidly expanding market, (iv) the current liabilities of STG increased 32% to $5,639,000, compared to the fiscal year ended March 31, 1998, which was again due to the rapid growth in this business where the value of products sold increased 92% from 1998 to 1999, and (v) the general increase in business activity of all business units together with our extension of credit terms to despite increasing cash flow requirements.

The increase in our long term debt from $881,070 to $2.2 million results from Brocker NZ's purchase of new premises in Auckland, New Zealand on October 1, 1998. The purchase price of NZ$3.4 million was financed by a mortgage  of
NZ$3.045 million. As of March 31, 1999, the outstanding balance of that mortgage was approximately NZ$2.9 million. The new premises have allowed the consolidation of our operating businesses to one location and provides ample space for continued growth.

The rental finance liability was eliminated from our balance sheet. Easy PC is an intermediary between its customers and an independent finance corporation, which arranges financing for the purchase of equipment by Easy PC's customers. During March 1999, Easy PC renegotiated its financing arrangement with the independent finance corporation, to ensure that all significant risks of recourse from the individual finance agreements were transferred to the independent finance corporation. The result of this renegotiation was to enable the Company, in accordance with generally accepted accounting principles, to treat these liabilities as off-balance sheet transactions. Due to such renegotiation, the Company's complete risk of recourse is now limited to approximately $167,000.

The amount of our working capital decreased from $810,699 in 1999 to $330,247 with a significant increase in our current liabilities. We completed a fully subscribed private placement of 1,000,000 units, consisting of one share of our common stock and one non-transferable warrant entitling the holder to purchase one share of our common stock, to raise proceeds of $1,070,000 which introduced additional equity to increase our working capital. We have continued to receive cash from operations, and we anticipate being able to fund current operations and capital expenditures with existing cash and short term financial arrangements. We anticipate that additional funds will be required to sell and market our intellectual property products on a global basis.

Results of Operations. For the fiscal year ending March 31, 1999, our revenue increased our gross sales increased approximately 88.3% from $70.8 million in fiscal year ending March 31, 1998 to approximately $133.3 million in fiscal year ending March 31, 1999. Our New Zealand based revenues spurred by the growth in the mobile telephone marketplace increased to $109.8 million in fiscal year ending March 31, 1999, which comprised more than 82% of our total revenues. Our Australian revenues increased approximately 73% from approximately $13.5 million in fiscal year ending March 31, 1998 to $23.4 million in fiscal year ending March 31, 1999.
Our gross profit increased to approximately $17.7 million, an increase of 22.8% over the fiscal year ending March 31, 1998. The increased gross profit business in absolute terms is a result of increased operations. The decreased gross profit percentage is a result of the size of the telecommunications distribution business and the extremely low business risk of this business.

The increase in our depreciation and amortization expense at $2,010,703 is because the increase in our assets and the increased information technology depreciation following the implementation of the software systems developed by PeopleSoft. Our net interest expense increased to approximately $1.4 million which was a result of (1) the financing of our new premises in Auckland, New Zealand, and (2) the increase in interest payments for the increased borrowings during the period.

Our other expenses accounted for approximately $7 million, a 66.7% increase. This is due to our acquisitions of PowerCall, ImageCraft, Easy PC, Pritech and 1 World. Our product and development expenses also increased over the year resulting from our emphasis on the development of e-commerce and information management in software products.

Our net earnings of $514,814 were reduced by 35.4% compared to the previous year. The primary reason for the decrease in net earnings is that we invested significantly in product development, specifically, the development of e-commerce and information management software products. Accordingly, earnings per share were reduced similarly to $.03 per share.

Acquisitions. On May 15, 1998, Brocker NZ acquired Pritech for initial cash consideration of NZ$265,620. The purchase price was determined to be an amount equal to the net profit earned by Pritech for the fiscal year ended September 30, 1998, multiplied by 4. Additional consideration, however, is only payable based on the cash received by Pritech for the fiscal years ending September 30, 1999 to 2000. Therefore, any additional purchase price must be subsequently earned by Pritech, during that period, before such additional purchase price is payable. Any additional purchase price will be paid by the issuance by the Company of shares of the Company's common stock.

On June 16, 1998, Brocker NZ acquired 1World for initial cash consideration of NZ$103,750. The maximum purchase price was determined to be an amount equal to the net profit earned by 1World for the fiscal year ended March 3, 1999, multiplied by 4. Additional consideration, however, is only payable based on the cash received by 1 World for the fiscal years ending September 30, 2000 to 2001. Therefore, any additional purchase must be subsequently earned by 1 World, during that period, before any such purchase price is payable. Any additional purchase price will be paid by the issuance by the Company of shares of the Company's common stock.

On February 8, 1999, SealCorp Australia acquired the net assets of Q*Soft for a cash consideration of AU$150,000.

COMPARISON OF YEAR ENDED MARCH 31, 1998 TO YEAR ENDED MARCH 31, 1997

Liquidity and Capital Resources. During the comparison period, our total assets increased approximately 59% from $17 million at March 31, 1997 to $27 million at March 31, 1998. The majority of that amount is represented by accounts receivable, which increased approximately 56% from $8.9 million at March 31, 1997 to $13.9 million at March 31, 1998. This increase was primarily due to the significant increase in our sales in the latter months of the fiscal year ended March 31, 1998, compared to the same period in the prior year. The other increase was in our inventory, which increased from $6.1 million to $9.7 million during the comparison period, an increase of approximately 58%. Our increased inventory was required because of more turnover anticipated for the first quarter of the new year, a significant increase from the comparable period in the previous year.

Our liabilities increased from approximately $13.9 million to $25.8 million during the comparison period, which was primarily a result of a 60% increase in our accounts payable (from $10.9 million to $17.4 million) and was comparable to the increase in our inventory (increased by approximately 58%). The inclusion of $1.0 million in liabilities results from our rental finance liability (which totaled $1.9 million), whereas the offsetting asset entry of $1.9 million was included in capital assets. Including the entry in capital assets, as opposed to current assets, which affects the funds specified as our working capital, was required pursuant to relevant accounting standards.

In addition, our current asset financing facility increased from $1.0 million to $5.8 million during the comparison period to finance our working capital requirements. We were required to replace financing provided by a financial institution that was withdrawing from the New Zealand market. We negotiated new financing on more favorable terms and conditions with a decreased interest rate and an increased credit limit.

Our working capital decreased from $3.1 million at March 31, 1997 to $1.3 million at March 31, 1998, a reduction of approximately 58%. Although our assets increased significantly, there was an even greater increase in our liabilities, an increase of approximately 85%. The increase in our liabilities principally relates to the increase in our accounts payable referred to above. We recognize that, to continue our growth, additional funds were required for our working capital.

Our total assets increased from $19.9 million to $32.5 million, or an increase of approximately 63%. Our balance sheet specifies an increase in capital assets of $2.5 million to $3.7 million during the comparison period, an increase of approximately 213%. However, $1.9 million of this amount relates to the off-setting rental finance liability referred to above. The $1.9 million entry resulted in an actual net increase in capital assets of $2.5 million, the majority of which was invested in computer hardware as part of the information services upgrade completed by us during the fiscal year ended March 31, 1998.

Results of Operations. We experienced a significant increase in revenues, with sales for the fiscal year ended March 31, 1998 totaling $70.8 million, an increase of approximately 41.3% over the $50.1 million achieved in the previous year. Sales in our Australian operations increased by approximately 14% for the fiscal year ended March 31,1998, compared to sales achieved in the fiscal year ended March 31, 1997. In our New Zealand operations, where the majority of our revenue is earned, sales increased 50% from $38 million to $57 million. Decreased per unit sales prices for computer hardware were offset by increased volumes and additional sales, in addition to revenue from services such as consulting and training activities.

Our gross profit increased from $9.1 million to $14.4 million during the comparison period (an increase of approximately 58.3%) and our gross profit as a percentage of our sales increased from 18.2% in the previous year to 20.3% in the fiscal year ended March 31, 1998. The increase was achieved in spite of declining gross profit percentages industry-wide in the computer distribution business. Our increased gross profit percentage is attributable to our acquisition strategy of expanding computer distribution and develop additional sales using relationships with suppliers and customers. As we continued to invest in companies in associated segments of the technology business, our emphasis was on operations with increased gross profit percentages.

The increase in our depreciation and amortization expense (an increase from $0.4 million to $1.7 million) is a result of the inclusion of depreciation associated with assets financed using a recourse arrangement with an independent finance company for one of our acquisitions during the fiscal year ended March 31, 1998 (Easy PC Ltd.). That increased depreciation is $0.8 million, with $0.2 million included in our net interest expense amount. These amounts are off-set by a comparable in our revenue of $1.0 million. Our balance sheet was also affected by the total recourse debt of $1.9 million included in our liabilities, with a comparable figure included in our capital assets. The potential defaults were not considered significant, considering the risk of 421 individual contracts and the minimal losses experienced. We experienced 7 defaults with the total write offs totaling $7,000 during the fiscal year ended March 31, 1998.

Our interest expenses increased amount from $0.2 million to $0.7 million, as a consequence of (1) our increased working capital requirements to support increased borrowings, as a result of increased revenue, and (2) the treatment of Easy PC Ltd., as specified above. Our other expenses, including salaries, commissions and other operating expenses increased by approximately 48%.

Our net income of $0.80 million decreased from the $0.84 million achieved in the prior comparison year, a decrease of 4.9%. Although our net income was less than our anticipated net income, we believe that the strategies implemented by us during the fiscal year ending March 31, 1998, should ensure results from our acquisitions and activities in fiscal year ended March 31, 1999 and subsequent years. Our first quarter results for the fiscal year ended March 31, 1999 supports this belief, with our net income increasing from $4,085 to $329,703 for the comparable period. Earnings per share at $0.06 per share were at the same as last year, which was a continuation of the continual increase in earnings per share for the years 1994 to 1997.

Acquisitions. At the outset of the fiscal year ended March 31, 1998, we completed the acquisition of ICS, a company with revenue from the servicing of telecommunications equipment. ICS also has opportunities for the design and development of cellular based telecommunications products. ICS has sales in the Australian telecommunications market and we anticipate increasing the number of our global customers.

A similar business existed in Powercall (acquired by us in May 1997) where revenue was earned from call center operations, with product development concentrated on computer telephony integration.

We identified the rental and leasing of computer equipment as a complementary to our primary technology. In July 1997, we completed the acquisition of Easy PC, a company specializing in full service rental and leasing operations for computer equipment.

With our intent to establish a larger international market for some of our products, we have identified various acquisition opportunities of start-up operations. The acquisition of Image Craft was determined to be an opportunity for us to enhance Image Craft's digital imaging products and the services that had been established in New Zealand, and promote these products and services internationally. Subsequent to our acquisition of Image Craft, a new operation has been established in Australia and we are negotiating opportunities in North America.

At the conclusion of the fiscal year ended March 31, 1998, we completed 2 acquisitions (Pritech and Microchannel Ltd.) which provided us with additional opportunities in distribution of products, in addition to project management, consulting and training services, based upon Lotus products. These acquisitions, also, provide additional international marketing and distribution opportunities.

Our presence in Australia has increased from an initial sales office and distribution operation for SealCorp Australia to include the distribution operations from the various companies which we have acquired, including Sourceware, TGE and 1World. Although there was a $0.4 million loss for fiscal year ending March 31, 1998, the second half of the year was profitable. Based on the results for the first quarter of fiscal year ending March 31, 1999, we believe that our Australian operations will be profitable.

COMPARISON OF YEAR ENDED MARCH 31, 1997 TO YEAR ENDED MARCH 31, 1996

Liquidity and Capital Resources. Our total assets increased by approximately 70% from $11.7 million to $19.9 million, with net assets increasing approximately
31% from $4.6 million to $6 million. With profit increasing by approximately 159%, there was an improvement of the return on assets. Our earnings per share increased, as a result of the increase in profitably during the fiscal year ended March 31, 1997, which were 8.1 cents per share for that fiscal year, compared with just 3.2 cents per share in the preceding fiscal year.

Results of Operations. Our total revenue in the fiscal year ended March 31, 1997, more than doubled to $50,109,139, an increase of 118% compared to the $22,888,482 achieved in the prior fiscal year. The increase in revenue was due both to growth in our businesses in Australia and New Zealand, in addition to additional revenue from acquisitions during the period, most notably Sourceware and TGE in Australia. Sales by SealCorp New Zealand and SealCorp Australia continued to increase from the distribution of computer software and hardware, in addition to Wireless Technology Group. The strategy of centralizing the various service functions, such as finance, administration and distribution, provided cost efficiencies, effectively reducing our overhead costs, from 21% of total revenues in the fiscal year ending March 31,1996, to 16% in the fiscal year ending March 31,1997 year. While our revenues increased by 119%, our net income after tax increased by 159%, from $323,351 in the fiscal year ended March 31, 1996 to reach $837,650. As a result, the net income on sales increased from 1.4% to 1.7% during the comparison period.

Acquisitions. During the fiscal year ended March 31, 1997, we considered a number of acquisitions; however, few acquisition candidates were able to satisfy our acquisition criteria. Our due diligence and planning prior to acquisition resulted in profitable post-acquisition operations. For example, the Number One Software Company was combined with SealCorp New Zealand and within a year, sales revenue had more than tripled using existing staff within SealCorp New Zealand. We assessed our ability to utilize the resources of the acquisition candidate, identified how best to use the existing resources to increase profitability, retain key staff, eliminate duplication and enhance customer service. We have significant investments in computer distribution businesses, and enhanced our investments with the acquisition of Sourceware, a major supplier of IBM software in Australia. Sourceware has been consolidated into SealCorp Australia. The acquisition of Sourceware provides us access to a relationship with IBM. SealCorp New Zealand and SealCorp Australia have distribution rights in the New Zealand and Australia for IBM and Lotus software.

In addition, we acquired the assets of TGE, the exclusive distributor of Wyse Technology products, which include monitors and technology, such as Network Centric computing. TGE has a separate repair and service facility which has been enhanced to enable sophisticated configuration services for IBM's computer servers. We also acquired assets to form Northmark Technologies Limited, a regional dealer in computer products, located in Whangarei, New Zealand.

Year 2000 Compliance

We have attempted to resolve the Year 2000 issue by our review of potential exposures within each business. Our main application software has been confirmed as Year 2000 compliant and we do not have any reliance on older mainframe based applications, about which most concern exists for potential Year 2000 issues.

In order to ascertain our state of readiness for Year 2000 compliance, we have undertaken a review of our potential Year 2000 exposures. All of our software, hardware and communications have been analyzed by reviewing all relevant product and service manuals, contacting vendors and conducting online research of relevant vendor websites. Our primary software, which was developed by PeopleSoft and is Microsoft Windows-based, has been confirmed as Year 2000 compliant. Also, all of our computer hardware has been confirmed as Year 2000 compliant subsequent to our review of the various vendor and supplier websites regarding our systems. For our other software, we have contacted the providers of that software, reviewed the relevant manuals and reviewed vendor websites to ensure Year 2000 compliance.

For non-information technology systems ("non-IT"), systems that depend on computer clocks or date calculation and operations, including fire detection, heating, venting, and air conditioning systems and other electronic control systems, we have reviewed the relevant manuals and contacted the various suppliers of those systems to ascertain the Year 2000 readiness of those systems.

For critical systems and when confirmation of Year 2000 compliance was not available from a vendor, we have conducted tests to evaluate operation after the calendar changes to 1st January 2000. When a test identified possible problems, our software and or hardware has been upgraded or we have put new processes in place.

Third-Party Year 2000 Compliance Risks. Although we have received assurances from third parties regarding Year 2000 compliance with our non-IT systems, we cannot be certain that a business interruption may not occur as the result of a Year 2000 issue concerning our non-IT systems. We believe that the most significant Year 2000 risk to our continued operations is our dependence on third party suppliers and vendors. While we have ascertained from the various third party suppliers and vendors the Year 2000 readiness of the various hardware and software systems supplied to us by them, we can give no assurance that an interruption will not occur in our business as the result of some unforeseen Year 2000 issue.

Year 2000 Risks to Our Subsidiaries. We have undertaken a review process has been undertaken for our subsidiaries involved in software product development to confirm that products and services which have been designed and manufactured by these subsidiaries do not contain any internal clock facilities and, as such, cannot themselves cause any Year 2000 date problems. Our subsidiaries not involved in product development have reviewed product manuals and vendor websites to ensure Year 2000 compliance. The issue of Year 2000 readiness for our subsidiaries that are involved in the distribution of third-party hardware and software systems will ultimately be the responsibility of the manufacturers of that hardware and software. Consequently, our subsidiaries, such as Q*Soft, have asked all vendors for all Year 2000 information about all of their products. Q*Soft's website provides links to the vendors' websites which specifically address the Year 2000 issues for all of the products distributed by Q*Soft. Easy PC supplies all equipment and software with the latest Year 2000 updates  from  manufacturers.  Easy PC  supplies  only  quality  equipment  from manufacturers who have ensured us that all of their products are Year 2000 compliant. Easy PC's website also contains links to its suppliers' websites where specific Year 2000 issues are addressed regarding the specific products supplied to Easy PC. For other products supplied by third parties which do contain an internal clock facility, the manufacturers of those products have confirmed to us Year 2000 compliance. We have undertaken a review process with other suppliers and major customers to ensure they are obtaining adequate Year 2000 compliance.

Australian and New Zealand Year 2000 Disclosure Laws. The Year 2000 Information Disclosure Bill was introduced and subsequently passed by Australia's Federal Parliament. Modeled after the United States Year 2000 Information Disclosure Act, which was passed in 1998 and which became known as the Good Samaritan Law,

Australia's bill provides limited liability protection to entities and persons making Year 2000 disclosure statements. Disclosure statements must be clearly identified as such and made in good faith to be protected by the bill. In March, 1999, the legislature of New Zealand introduced the Year 2000 Information Disclosure Bill which is modeled after the Australian legislation and limits the legal liability of entities who disclose information about their preparation for Year 2000 readiness. The legislation reduces the liability for making incorrect but honestly intended statements while not reducing the liability for making reckless or dishonest statements. As a result of the Year 2000 Disclosure Legislation, in both Australia and New Zealand, we have undertaken to inform all of our customers about specific Year 2000 readiness for our products and to provide information from vendors and suppliers regarding product Year 2000 readiness for their products.

In a worst case scenario, our primary operations could be adversely affected by non-compliance of banks, communications providers, utilities, common carriers, our suppliers and vendors, potential customers and other sources known and unknown to us. We cannot reasonably estimate the ultimate impact of Year 2000 issues. Many Year 2000 issues may not be readily apparent when they first occur, but instead imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some situations before January 1, 2000.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Potential Risks and Uncertainties

General and Economic Risk. Our New Zealand operations represent the major geographical component of our business. Last year New Zealand operations contributed approximately 80.9% of our turnover and, accordingly, represents one of the major considerations in terms of future uncertainties. Our operations have not been detrimentally influenced by the Asian financial situation. Despite the media focus on negative issues, we believe the underlying fear of the Asian financial situation significantly impacting the New Zealand economy may have been over emphasized. For example, New Zealand's export earnings are up on last year. New markets have been developed for exports, and New Zealand has become an attractive tourism destination to other nationalities.

We believe the continued acceptance of technology-based products, including computers and cellular telephones, has indicated no sign of declining to the point of impacting us.

Industry and Market Risk. The computer industry has experienced decreasing prices as technological developments continue to evolve and the margins on products decrease. Recognizing this trend some time ago, we embarked on a program to increase the products we distribute, in addition to the traditional personal computer hardware and software that previously formed the majority of our business.

Currency and Exchange Rate Risk. We hedge normal trading arrangements when possible, by purchasing using the currency of sale. For example, New Zealand operations purchase in New Zealand Dollars, even for goods supplied from Australia or Asia. Major suppliers to SealCorp and STG use this practice. However, for some vendors this is not always possible and, in those situations of significant risk, we purchase foreign currency risk insurance, particularly where purchases are made to satisfy specific sales contracts.

Apart from trading arrangements, our key currency exposures relate to the geographic location of the assets of our operations in New Zealand, Australia and Canada. During recent times, fluctuations in exchange rates have adversely impacted the value of our assets when denominated in Canadian Dollars.

We have occasionally used a very limited number of forward exchange contracts and currency options to hedge purchases of inventory in foreign currencies. Our exchange rate commitments are intended to minimize the exposure to exchange rate movement risk on the cost of our products and on the price we are able to sell those products to our customers. We do not use foreign exchange instruments for trading or any other purpose.

The only risk inherent in using forward  contracts is the potential that the New

Zealand Dollar will move favorable against the foreign currency that has been hedged. This is an opportunity cost, which is mitigated by the certainty of pricing that results from the hedge, which is of course the purpose of the transaction, to remove the downside risk.

No forward exchange contracts have been entered into during the current financial year. During the fiscal year ended March 31, 1999, the average value of these forward contracts amounted to NZ$1,232,000 and were entered as a hedge against New Zealand purchases made in Australian dollars. Since then the majority of our major suppliers have changed from invoicing in their home currency, to invoicing in New Zealand Dollars. This should eliminate our exchange risk on the transactions and, therefore, eliminates the need for foreign exchange hedging.

ITEM 10. MANAGEMENT

Our Directors and Officers

Michael B. Ridgway of Auckland, New Zealand has been both our Chief Executive Officer of the Company and a member of our Board of Directors since December 1994. Prior to 1994, Mr. Ridgway was the Managing Director of SealCorp Computer Products Limited (which is now a subsidiary of the Company) since 1987 when he founded SealCorp. SealCorp was sold to us in 1994 and is now the main trading subsidiary.

Richard Justice of Auckland, New Zealand has been both our Chief Financial Officer and a member of our Board of Directors since September 1997. Prior to be appointed Chief Financial Officer, Mr. Justice was the Financial Controller of SealCorp Computer Products Limited since 1993. Mr. Justice has held various management positions with distribution corporations prior to establishing Abacus Management Services Limited, a consultancy corporation. Mr. Justice completed his Masters of Business Administration from Auckland University in 1990 and has been a licensed accountant in New Zealand since 1979.

Casey J. O'Byrne of Edmonton, Alberta has been our Chairman of the Board since November 1998 and has been a member of our Board of Directors since our incorporation in November 1993. Mr. O'Byrne is a lawyer and has been practicing with the firm of Tarrabain O'Byrne & Company in Edmonton, Alberta since 1990. Mr. O'Byrne has been practicing law in Alberta, Canada since he graduated from the University of Cambrensis School of Law in the United Kingdom in 1984.

Andrew J. Chamberlain, of Edmonton, Alberta is our Corporate Secretary since being appointed in November 1998 and was elected to our Board of Directors on December 14, 1999. Mr. Chamberlain is a lawyer and has been practicing with the firm of Chamberlain-Hutchinson in Edmonton, Alberta since 1997. Prior to 1997, Mr. Chamberlain practiced law in Alberta, Canada with Davies & Co. since he graduated from the University of Alberta School of Law in 1984.

Julia A.E. Clarkson of Allston, Massachusetts has been a member of our Board of Directors since October 1998, and has been a member of Retail Startup CC, LLC, an operator of retail dry cleaning outlets in Newton, Massachusetts since July 1998. Ms. Clarkson completed her Masters of Business Administration from Harvard University in 1998. From 1994 to 1996, Ms. Clarkson was a consultant for Mercer Consulting (formerly Corporate Decisions Inc.). From 1992 to 1994, Ms. Clarkson was a financial analyst in the New York investment banking division of Morgan Stanley.

Daniel Hachey of Toronto, Ontario has been a member of our Board of Directors since January 1998. Mr. Hachey is the Vice-President and director of Corporate Finance of HSBC James Capel Canada Inc. Prior to holding this position, he was Senior Vice President and director of Midland Walwyn Capital Inc.

Mike O'Brien is our General Manager of Distribution Services. Mr. O'Brien's experience has grown rapidly with the new cellular distribution channel during the last 3 years. Mr. O'Brien has a strong technical background developed over 8 years with Telecom and more recently, 6 years consulting in London to the finance and communication industries in project design, implementation and coordination.

Roger Carter is our General Manager of Application Development and Services. Mr. Carter started ICS in 1978 after 7 years working for Pye Telecom. In 1994, Mr. Carter purchased the interests of the minority shareholders and changed the direction of ICS to concentrate on wholesale service and product design and manufacture, particularly for the export market. We acquired ICS in 1997.

Stephen Hassall is our General Manager Professional Services. Mr. Hassall joined us in 1995 as General Manager of SealCorp Computer Products Limited. In October 1998, Mr. Hassall was appointed our General Manager Marketing and Client Services. From 1987 to 1995, Mr. Hassall held several senior sales and marketing positions in the financial markets industry of New Zealand and Australia.

Richard MacLean is our General Manager of Intellectual Property Sales. Mr. MacLean has worked for several companies during the last decade in sales, marketing and technical roles in the IT&T industries of New Zealand and Australia.

Hal Linstrom is our Chief Operating Officer. Mr. Linstrom was appointed to the new role of Chief Operating Officer effective October 1, 1998. Previously, Mr. Linstrom was our General Manager of Mergers and Acquisitions, completing twelve acquisitions during four years. Mr. Linstrom had previously worked in various sales and marketing management positions and has held General Management positions in private companies.

Key staff of subsidiary companies

Chris Spring is the General Manager of SealCorp Australia. Mr. Spring joined SealCorp Australia from OKI Australia, where he held the position of General Manager Sales and Marketing. Mr. Spring has 10 years industry experience in Australia.

David Corlett is the General Manager of Pritech Corporation Ltd. Mr. Corlett has had more than twenty-five years local and international experience in the Information Systems Industry. Mr. Cortlett has worked with several leading software companies implementing manufacturing, distribution and financial systems. Mr. Cortlett's background experience includes reviewing organizational requirements, new systems installation to satisfy the requirements of the manufacturing, distribution, service, rental and financial operations. Mr.
Cortlett has also conducted a number of studies defining requirements and installing systems for a diverse range of applications.

Nick Lyttle is the General Manager of Powercall. Upon completing his degree as a Veterinary Surgeon and engaging in several years of successful private practice, Mr. Lyttle became the Managing Director of Christchurch based Canterbury Voice Mail and, in addition, now manages Powercall in Auckland. Both these companies specialized in advanced IVR solutions and CTI development serving a significant number of customers throughout New Zealand.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

For the last completed financial year, the aggregate cash compensation, including bonuses, of all our directors and executive officers specified above was $519,356. The aggregate set aside by us to provide pension, retirement or similar benefits to those directors and officers was approximately ten percent (10%) of the aggregate cash compensation of the executive officers as a group.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Incentive Stock Options

As of December 27, 1999, the following options to purchase our securities were outstanding:

====================================================================================================================================
Name of Optionee                           Balance of Outstanding          Exercise Price         Expiration of Option
                                          Shares Subject to Option
------------------------------------------------------------------------------------------------------------------------------------
Michael Ridgeway*                                   30,000                     $1.90              November 20, 2002
Richard Justice*                                   118,000                     $1.41              July 2, 2004
Casey O'Byrne*                                     145,000                     $1.18              January 12, 2001
Casey O'Byrne*                                      57,000                     $1.31              January 12, 2001
Daniel Hachey*                                      50,000                     $1.99              January 26, 2003
Hal Linstrom*                                       70,000                     $1.90              November 20, 2002
Hal Linstrom*                                       50,000                     $1.41              July 2, 2004
Steve Hassall*                                      70,000                     $1.90              November 20, 2002
Steve Hassall*                                      50,000                     $1.41              July 2, 2004
Mike O'Brien                                        50,000                     $1.41              July 2, 2004
Chris Spring                                        31,000                     $1.41              July 2, 2004
Richard MacLean*                                    31,000                     $1.41              July 2, 2004
Roger Carter                                        16,000                     $1.41              July 2, 2004
Julia Clarkson*                                     50,000                     $1.50              November 30, 2003
M. O'Brien                                          70,000                     $1.90              November 20, 2002
Gillian Morgan                                      20,000                     $1.90              November 20, 2002
Nigel Guthrie                                       20,000                     $1.90              November 20, 2002
Chris Spring                                        50,000                     $1.90              November 20, 2002
Josephine James                                     15,000                     $1.90              November 20, 2002
Annie Larsen                                        15,000                     $1.18              January 12, 2001
Lori Mitchell                                       15,000                     $1.18              January 12, 2001
Gillian Morgan                                      25,000                     $1.18              January 12, 2001
Richard Preston                                     15,000                     $1.18              January 12, 2001
Officers and Directors as a Group                  721,000                 $1.18 - $1.99          January 12, 2001 - July 2, 2004
====================================================================================================================================

*  Directors and/or officers of the Company

Share Purchase Warrants

As of December 27, 1999, the following warrants of the Company were outstanding, entitling the holder thereof to purchase one common share for each warrant exercised:

================================================================================
    Number of Warrants Outstanding      Exercise Price       Expiration Date
--------------------------------------------------------------------------------
             1,000,000                      $1.25           January 16, 2002
               486,000                      $3.15            June 15, 2001
================================================================================

We have issued 1,800,000 special warrants, each of which is exchangeable for a unit, each unit consisting of one common share and one half share purchase warrant. Two half share purchase warrants shall, together, entitle the holder to purchase one additional common share at a price of $3.15 per share if exercised by June 15, 2001.

Other than disclosed in this 20-F, no treasury shares or other securities of the Company are now the subject of any transaction, sale or option agreement.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

Conflicts of Interest

One or more of our directors or officers may also serve as directors or officers of other companies engaged in similar business ventures. Accordingly, business opportunities may be offered to a director or officer involved with us and other companies. As a result, there may be situations which involve a conflict of interest. Our directors and officers will at all times use their best efforts to act in our best interests. Any interested director would be required to declare the nature and extent of his or her interest and would not be entitled to vote at meetings of directors which evoke any such conflict.

Our Secretary and director, Andrew Chamberlain, is also a director of Loma Oil & Gas Limited, an Alberta corporation ("Loma Oil"), and Interex Minerals Limited, an Alberta corporation, both of which are reporting companies on the Alberta Stock Exchange.

None of our other officers or directors of the Company are officers or directors of other reporting corporations.

Related Party Transactions

1. Brocker New Zealand entered into a loan agreement with Highway Technologies Limited for a maximum of One Million Five Hundred Thousand ($1,500,000) New Zealand Dollars. Interest is payable on these funds at thirty percent (30%) per annum. As of March 31, 1998, the amount advanced to Highway Technologies Limited was $327,151in New Zealand Dollars (approximately $255,700 in Canadian Dollars).

2. During the fiscal year ended March 31, 1996, we provided an interest-free short term loan characterized as an advance to Michael Ridgeway, our Chief Executive Officer. The balance outstanding on this loan at March 31, 1996 was $136,256.

3. In March 31, 1997, we provided an interest-free loan characterized as an advance to Michael Ridgeway, our Chief Executive Officer. The balance outstanding at March 31, 1997 was $71,390.

4. During the fiscal year ended March 31, 1998, we provided an interest-free loan characterized as an advance to Michael Ridgeway, our Chief Executive Officer. The balance outstanding at March 31, 1998 was $5,778.

5. During the fiscal year ended March 31, 1999, we provided an interest-free short term advance to Michael Ridgeway, our Chief Executive Officer. The balance outstanding at March 31, 1999 was $4,663.

6. We loaned $94,817 to Michael Ridgeway, our Chief Executive Officer. Interest on this loan accrues at 9.94% per annum and this loan is unsecured and is payable upon demand.

7. We loaned $130,000 to Casey O'Byrne, our Chairman of the Board. Interest on this loan accrues at 5% per annum and the loan is unsecured and is payable by December 21, 2002.

8. Our Directors have exercised certain stock options. The funds required to exercise these options have been lent to those directors by Brocker New Zealand. As of March 31, 1999, the amount outstanding on these loans was the aggregate amount of $749,375. The current market value of the shares of common stock held as security for these loans is in excess of $1.6 million dollars. Interest is charged on the outstanding balance at 7.5% per annum. The loan to each director is repayable on demand or within thirty (30) days of the individual ceases to be our employee or one of our subsidiaries. The beneficial ownership of such shares are held as security for the loan, and we retain the right to either sell or cancel such shares to settle any outstanding loan amounts. Employees may not sell or transfer such shares prior to the settlement of any amounts outstanding.

9. Directors of our various subsidiaries have advances owing as of March 31, 1999 totaling $193,124. In all situations, these directors were shareholders of the subsidiary prior to acquisition by Brocker New Zealand. The amounts outstanding will be repaid as the acquisitions are settled. No interest is charged on the amounts outstanding and the balances are included in other receivables.

10. Michael Ridgeway was issued 860,755 shares of our Series A Preferred Stock and warrants to purchase 148,500 shares of our no par value common stock at a price of $1.10 per share in consideration of the settlement of the indebtedness to Mr. Ridgeway in the amount of $920,889.34 New Zealand Dollars which is equal to approximately $860,755.62 Canadian Dollars. The indebtedness resulted from our purchase from Mr. Ridgeway and another party of the shares of common stock of SealCorp Computer Products Ltd. for a total price of $2,750,000 New Zealand Dollars which is equal to approximately $2,667,500 Canadian Dollars.

PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

Our Articles of Incorporation authorize us to issue an unlimited number of shares of common stock without nominal or par value, and 15,122,467 shares of such common stock are issued and outstanding as of December 27, 1999. The holders of the shares of our common stock are entitled to dividends as and when declared by our Board of Directors, to one vote per share at meetings of our shareholders, and, upon liquidation, to receive such assets as are distributable to the holders of such shares.

Escrowed Shares

We have outstanding 946,817 shares of our common stock held in escrow, which shares are subject to the terms of the following issued and escrow arrangements:

(a) Pursuant to an Escrow Agreement dated March 31, 1997 (the "ICS Escrow Agreement"), a total of 760,500 shares of our common stock have been deposited in escrow with Montreal Trust Company of Canada. The ICS Escrow Agreement provides that such shares may be released at the rate of one share for each $1.65 of cash generated by or from Industrial Communications Service Ltd., subject to a maximum of one-third of such shares being released each year. To date there have been no releases pursuant to the ICS Escrow Agreement.

(b) Pursuant to an Escrow Agreement dated April 1, 1997, the shares of our common stock purchased pursuant to the acquisition of the shares of common stock of Powercall are to be deposited in escrow. As of September 29, 1999, there are 186,317 shares of our common stock deposited in escrow to be released based on the cumulative cash generated by Powercall, using the share price at March 31, 1998.

(c) Pursuant to an Escrow Agreement dated December 24, 1997, the shares to be issued pursuant to the acquisition of NZ Online (currently Image Craft) are to be deposited in escrow. Once deposited, such shares are to be released based on cash generated by NZ Online for the years ended March 31, 1999 and March 31, 2000, using the share price as at March 31, 1998.

Pooled Shares

There are no shares of our no par value common stock are held in trust or pooled.

Shares Reserved for Issuance

We have reserved an aggregate of 5,249,000 shares of our common stock for issuance as follows:

     a. 1,000,000 shares of our common stock have been reserved for issuance in connection with the exercise of warrants included in units sold pursuant to a private placement at a price of $1.00 per unit for 720,000 units and a price of $1.25 per unit for 280,000 units, each unit consisting of one share of our common stock and one non-transferable warrant entitling the holder to purchase one share of our common stock, exercisable for a period of 2 1/2 years at a price of $1.25 per share. In compliance with the requirements of the Toronto Stock Exchange, Richard Justice, an "insider" who was not allowed to participate in the private placement at a discount, purchased the 280,000 units at $1.25 per unit.

     b. 1,063,000 shares of our common stock have been reserved for issuance in connection with the exercise of stock options (see "Options to Purchase Securities" specified at Item 12 of this Form 20-F).

     c. A total of 3,186,000 common shares have been reserved for issuance in connection with a private placement of special warrants completed on December 15, 1999. We have issued 1,800,000 special warrants, each of which may be exchanged, at no additional costs, into one unit, each unit to consist of one common share and one half share purchase warrant. Two half share purchase warrants together will entitle the holder to purchase one additional common share at a price of $3.15 per share, expiring June 15, 2001; if these half share purchase warrants are fully exercised this would result in an additional 900,000 common shares being issued. Pursuant to this private placement, as agents' compensation, we also issued share purchase warrants to purchase an additional 486,000 common shares at $3.15 per share, exercisable for a period of 18 months.

Other Securities Subject to Hold Restrictions

Pursuant to a private placement approved by the Toronto Stock Exchange on July 6, 1999, we issued 720,000 units at a price of $1.00 per unit and 280,000 units at $1.25 per unit, each unit consisting of one share of our common stock and one non-transferable warrant entitling the holder to purchase one additional share of our common stock, exercisable for a period of 2 1/2 years at a price of $1.25 per share until January 16, 2002. These securities are subject to a holding period requirement which expires on July 16, 2000. To date, none of these warrants have been exercised.

Pursuant to a private placement completed on December 15, 1999, we issued 1,800,000 special warrants exchangeable for units consisting of common shares and half share purchase warrants. We have agreed to make reasonable commercial efforts to file a prospectus to qualify the distribution of common shares and half share purchase warrants issuable upon the exercise of the share purchase warrants, in which case such common shares and share purchase warrants would be issued without any hold restrictions. However, if any of the special warrants are exercised before we receive a receipt for a qualifying prospectus, or if no such receipt is issued, then the securities will be subject to a holding period requirement which expires on December 15, 2000. To date, none of these special warrants have been exercised.

There are no issued shares of our common stock subject to any holding period requirement, other than as disclosed above.

Preferred Stock

Our Articles of Incorporation authorize us to issue an unlimited number of shares of preferred stock none of which are issued and outstanding as of September 29, 1999. Our directors may authorize the issuance of additional shares of such preferred stock in one or more series, and may determine at the time of issuance the designation, rights, privileges, restrictions and conditions relating to such shares. To date one series of our preferred stock has been authorized as follows:

The holders of shares of our Series A preferred stock are entitled to a cumulative preferred dividend of 6.5% per annum of the specified capital of that preferred stock ($1.00 per share) to be paid annually on September 1 of each year, and upon our liquidation to receive the stated capital thereof together with any accrued but unpaid dividends in priority to our common stock and other series of preferred stock ranking junior to Series A, but shall not be entitled to participate further in any such liquidation.

At our election, our Series A preferred stock may be redeemed at any time by us for a redemption amount equal to $1.10 per share plus the amount of accrued but unpaid dividends (representing a 10% redemption premium).

The Series A preferred stock may, at the holders option, be convertible into shares of our common stock at any time until March 31, 2001. The conversion price was $2.00 per common share until March 31, 1999, and for each of the 2 years thereafter is equal to the market price calculated as at the beginning of each year. The market price is to be the average trading price for the 20 trading days prior to April 1 of each such year. For the period from April 1, 1999 to March 31, 2000, the conversion price is $1.30 per share.

If we fail to make two consecutive annual dividend payments, the holders of shares of our Series A preferred stock, as a class, shall have the right to elect a majority of our directors.

The holders of shares of our Series A preferred stock shall have the right to approve, by special resolution:

(a) any change to the rights of the holders of shares of our Series A preferred stock,

(b) the creation of a series of preferred stock having rights superior to those of our Series A preferred stock, and

(c) the creation of a series of preferred stock having rights equal to our Series A preferred stock, unless we receive net proceeds from the issuance of such shares equal to at least 110% of the liquidation preference of such shares.

Except as described above or as otherwise prescribed by the Alberta Business Corporations Act, the holders of shares of our Series A preferred stock are not entitled to receive notice of, or vote at, any meeting of our shareholders.

PART III

ITEM 15.  DEFAULT UPON SENIOR SECURITIES

We are not in default upon any senior securities or indebtedness.

ITEM 16.  CHANGES  IN  SECURITIES  AND  CHANGES  IN  SECURITIES  FOR  REGISTERED
SECURITIES

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

We maintain our books and records in Canadian Dollars while our subsidiaries maintain their books and records in New Zealand or Australian Dollars, as appropriate, which are then reconciled to Canadian Dollars.

Reconciliation to Generally Accepted Accounting Principles in the United States. We have prepared our consolidated financial statements contained in this Form 20-F in accordance with generally accepted accounting principles in Canada. These principles differ in the following material respects from generally accepted accounting principles in the United States as summarized below.

Earnings Per Share (EPS). Paragraph 11 of SFAS 128 states the calculation of EPS should take into effect all dilutive common shares outstanding in the period.

The calculation of EPS contained in our financial statements contemplates all dilutive common shares outstanding, and additionally does not include the conversion of any common shares that would result in an anti-dilutive effect, such as the conversion of share options where the exercise price exceeded the market value as of March 31, 1999.


The calculation of EPS includes all shares issued but held in escrow. The calculation of EPS does not include the common shares that would be released in respect of earn-outs for the year ended March 31, 1999 because the number of common shares to be released cannot be reliably estimated as the earn-out conditions for releasing the shares are dependent on unknown future earnings.

The calculation of EPS has also been adjusted to use the Treasury Stock Method as required by SFAS No. 128, Paragraph 17.

The inclusion of these "potential" escrow shares, and treasury Stock method, results in a fully diluted EPS of $0.0355 for the fiscal year ended March 31, 1999, compared to an EPS of $0.03 as reported in our financial statements below.


Research and Development Expenditures. SFAS No. 86 specifies that costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development until technological feasibility has been established for the product.

Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model.

Thereafter, all software production costs shall be capitalized and subsequently reported at the lower of unamortized cost or net realizable value.

Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

Using SFAS No. 86, as described, our results would be adjusted for the write-off of deferred costs as follows:

          =====================================================
             Period                             Deferred Costs
          -----------------------------------------------------
          March 31, 1998                         $490,513.00
          March 31, 1999                         $761,855.00
          =====================================================

Fair Value of Escrowed Shares. The 760,500 common shares held in escrow were issued at $1.65 per share. These escrowed common shares will be released if and when earn-out targets for the acquisitions described in the financial statements below are met. While the shares are in escrow, there are no accounting entries completed.

When the escrowed shares are released, the entry is to debit Goodwill and credit Share Capital.

For clarification purposes, the following escrowed shares could be potentially released, represented at the fair value of shares as at March 31, 1999. The fair value has been calculated pursuant to SFAS 128, Paragraph 47.

                      ====================================
                      Company        Shares     Fair Value
                      ------------------------------------
                      Powercall      511,512     $721,232
                      1World         555,505     $783,262
                      ICS            760,500   $1,072,305
                      Easy PC         16,785      $23,667
                      ====================================

Loans to Officers and Directors. Loans to our directors are included in the Balance Sheet as other receivables. As of March 31, 1999, loans to our directors amounted to $749,375.

                          BROCKER TECHNOLGY GROUP LTD

                              FINANCIAL STATEMENTS

                 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED BALANCE SHEETS (in Canadian Dollars)

AS AT SEPTEMBER 30, 1999
AND FOR YEAR ENDED MARCH 31, 1999                    30-Sep-99        31-Mar-99
                                                             $                $
ASSETS                                             (unaudited)        (audited)

Current Assets
Cash                                                   194,753               --
Accounts receivable                                 21,401,823       22,909,294
Other receivables                                    1,798,862        1,435,235
Inventories                                         20,236,470       15,276,865
Prepaid expenses and deposits                        1,056,381          917,009
Income taxes recoverable                               643,366          554,538
Deferred tax asset                                     314,162          310,270
                                                   -----------      -----------
                                                    45,645,817       41,403,211

Deferred Development Costs                           1,144,474        1,252,368

Capital Assets                                       5,255,550        5,551,068

Investment in Associated Company                       678,128          604,433

Goodwill                                             1,635,115        1,876,325
                                                   -----------      -----------
                                                    54,359,084       50,687,405
                                                   ===========      ===========

LIABILITIES

Current Liabilities
Bank Overdraft                                              --           55,433
Accounts payable                                    35,761,670       36,648,724
Accrued liabilities                                  1,939,153        1,596,241
Finance facility                                     7,028,684        3,213,122
Rental finance liability                                    --               --
Current portion of long-term debt                      198,353          220,028
                                                   -----------      -----------
                                                    44,927,860       41,733,548

Long -Term Debt                                      2,070,224        2,284,578
                                                   -----------      -----------
                                                    46,998,084       44,018,126

SHAREHOLDERS' EQUITY

Share Capital                                        6,906,721        5,761,721
Foreign Currency Translation Reserve                (1,104,541)        (799,084)
Retained Earnings                                    1,558,820        1,706,732
                                                   -----------      -----------
                                                     7,361,000        6,669,369
                                                   -----------      -----------
                                                    54,359,084       50,687,495
                                                   ===========      ===========

Signed on behalf of the Board



 .....................................          .................................
Director                                       Director

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENT OF EARNINGS (in Canadian Dollars)

FOR THE THREE MONTHS ENDED SEPTEMBER 30,1999
AND FOR YEAR ENDED MARCH 31, 1999

                                                       30-Sep-99       31-Mar-99
                                                               $               $
                                                     (unaudited)       (audited)

Revenue                                               37,912,777     133,302,640

Cost of Goods Sold                                    32,919,442     115,611,548
                                                     -----------     -----------
Gross Margin                                           4,993,335      17,691,092

Operating Expenses
Depreciation and amortisation                            400,457       2,010,703
Net interest expense                                     266,500       1,409,187
Salaries and commissions                               2,932,424       6,348,910
Other operating expenses                               1,620,167       7,043,157
                                                     -----------     -----------
Total operating expenses                               5,219,548      16,811,957
                                                     -----------     -----------
Operating Income                                        (226,213)        879,135

Equity accounted losses of associated company             24,065          91,330
                                                     -----------     -----------
Income before Income Tax Provision                      (250,278)        787,805

Income Tax Provision                                     (67,489)        272,991
                                                     -----------     -----------
Net Earnings for the period                             (182,789)        514,814
                                                     ===========     ===========

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (in Canadian Dollars)

FOR THE THREE MONTHS ENDED SEPTEMBER 30,1999
AND FOR YEAR ENDED MARCH 31, 1999
                                                      30-Sep-99        31-Mar-99
                                                              $                $
                                                    (unaudited)        (audited)

Retained Earnings, Beginning of the period            1,741,609       1,355,240

Net Earnings for the period                            (182,789)        514,814

Discount on redemption of preferred shares                   --              --

Preferred dividends paid                                     --        (163,322)
                                                     ----------      ----------
Retained Earnings, End of the period                  1,558,820       1,706,732
                                                     ==========      ==========




BROCKER TECHNOLOGY GROUP LTD

MOVEMENTS IN FOREIGN CURRENCY TRANSLATION RESERVE (in Canadian Dollars)

FOR THE THREE MONTHS ENDED SEPTEMBER 30,1999
AND FOR YEAR ENDED MARCH 31, 1999
                                                       30-Sep-99       31-Mar-99
                                                               $               $
                                                     (unaudited)       (audited)

Beginning of the period                                 (833,042)      (881,364)

Difference arising on the translation
     of foreign operations                              (271,499)         82,280
                                                      ----------      ----------
End of the period                                     (1,104,541)      (799,084)
                                                      ==========      ==========

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED CASH FLOW STATEMENTS (in Canadian Dollars)

FOR THE THREE MONTHS ENDED SEPTEMBER 30,1999
AND FOR YEAR ENDED MARCH 31, 1999

                                                            30-Sep-99      31-Mar-99
                                                                    $              $
                                                          (unaudited)      (audited)
Cash flows from operating activities

Receipts from customers                                   44,007,734     124,528,860
Payments to suppliers and employees                      (44,315,574)   (119,790,928)
Interest paid                                               (266,500)     (1,338,547)
Taxation refund (paid)                                        39,422        (417,742)
                                                        ------------    ------------
Cash flows from operating activities                        (534,918)      2,981,643

Cash flows from investing activities

Proceeds from sale of capital assets                              --          51,597
Purchase of capital assets                                  (343,636)     (4,673,881)
Investment in associated company                             (62,783)       (428,440)
Acquisition of subsidiaries                                  (33,831)       (412,556)
                                                        ------------    ------------
Cash flows from investing activities                        (440,250)     (5,463,280)

Cash flows from financing activities

Proceeds from share options exercised                             --          29,500
Proceeds from the issue of share capital                   1,145,000              --
Proceeds from mortgage finance raised                             --       2,428,692
Repayment of mortgage principle                             (105,736)        (70,745)
Payment of dividend on preferred shares                           --        (163,322)
                                                        ------------    ------------
Cash flows from financing activities                       1,039,264       2,224,125
                                                        ------------    ------------
Net Increase in cash equivalents                              64,096        (257,512)


Cash at the beginning of the period                          129,160         205,365

Translation of cash equivalents to reporting currency          1,497          (3,286)
                                                        ------------    ------------
Cash (Overdraft) at the End of the period                    194,753         (55,433)
                                                        ============    ============

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE THREE MONTHS ENDED SEPTEMBER 30,1999


1    BASIS OF PRESENTATION

     Brocker Technology Group Ltd, the Company, was incorporated under the Business Corporation Act (Alberta) on November 25, 1993, and obtained its listing on the Alberta Stock Exchange on April 14, 1994.

     On February 28, 1998 the Company transferred its listing to the Toronto Stock Exchange.

     These financial statements have been prepared in accordance with the generally accepted accounting principles of Canada.

2    SIGNIFICANT ACCOUNTING POLICIES

a)   Principles of Consolidation

     The consolidated financial statements include the financial statements of the Company and all of its subsidiary companies since the dates of their acquisition. Its wholly owned subsidiaries, all of which are consolidated using the purchase method, are as follows:

     Brocker Investments (Australia) Pty Limited
     Brocker Technology Group (NZ) Limited
     Easy PC Computer Rentals Limited
     Image Craft Australia Pty Limited
     Image Craft Limited (formerly NZ Online Limited)
     Industrial Communications Service Limited
     Northmark Technologies Limited
     Photo Magic Limited
     Powercall Technologies Limited
     Pritech Australia Pty Limited
     Pritech Corporation Limited
     Sealcorp Australia Pty Limited (formerly TGE Pty Limited)
     Sealcorp Computer Products Limited
     Sealcorp Telecommunications Group Limited
     Tech Support Limited
     1World Systems Limited (formerly Microchannel Limited)

     During the 1998 Brocker Technology Group(NZ) Ltd took a 20% founding shareholding in Highway Technologies Limited. This investment has been recorded using the equity method.

     During  1999   Industrial   Communications   Service  Limited  took  a  40%
     shareholding in Eftpos Corporation Limited. The results of this company are not material to the Group.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999


2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)   Goodwill

     The excess of cost over the fair value of identifiable net assets of subsidiaries acquired is recorded as goodwill and is amortised on a straight-line basis over its estimated useful life, considered to be five to ten years. On an ongoing basis, management reviews the valuation and amortisation of goodwill taking into consideration any events and circumstances which might have impaired the fair value.

     Where an acquisition price is contingent on a future event or events, no goodwill is recognised until the final acquisition price can be reasonably determined.

   c)     Foreign Currency

     Foreign currency transactions are recorded at the exchange rates in effect at the date of settlement. Monetary assets and liabilities arising from trading are translated at closing rates. Gains and losses due to currency fluctuations on these items are included in the statement of earnings.

     The financial statements of foreign operations are translated to Canadian dollars using weighted average exchange rates for the period for items included in the statement of earnings, period end rates for assets and liabilities included in the balance sheet and historical rates for equity transactions. The cumulative translation adjustment represents the deferred foreign exchange gain or loss on the translation of the financial statements.

d)   Inventories

     Inventories principally comprise finished goods and are carried at the lower of cost and net realisable value. Cost is determined on a weighted average or first in first out basis.

e)   Capital Assets

     Capital assets are recorded at cost. Depreciation is calculated on a declining balance basis (except for leasehold improvements where a straight line basis is used) using the following rates:

     Land                                                                     0%
     Buildings                                                                2%
     Office equipment                                                        20%
     Vehicles                                                         20 and 26%
     Furniture and fixtures                                                  20%
     Computer hardware                                                 20 to 30%
     Computer software                                                  30 - 40%
     Plant and Equipment                                                20 - 26%
     Leasehold improvements                                         1 to 4 years
     Computer hardware held for rental                              2 to 3 years

f)   Revenue recognition

     The Company earns substantially all of its revenue for the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999


2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)   Research and development expenditures

     Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortisation. Deferred development costs are amortised over the life of the developed product, currently a maximum of three years.

h)   Deferred Income Taxes

     The Company follows the deferral method of income tax allocation such that deferred income taxes are recognised when income and expense items are reported for income tax purposes in years different from those in which they are recorded for financial reporting purposes.

i)   Use of estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3    ACQUISITIONS

     During the three months to September 30, 1999 Brocker Technology Group (NZ) Limited acquired the net assets of Tech Support Limited for a total cash consideration of NZ$45,000. Tech Support Limited offers technical support and advise to a wide range of customers in Auckland, New Zealand.

     No additional amounts are payable in respect to this acquisition. The purchase price may, however, be reduced in the event certain warranties made be the Vendors do not eventuate.

     The acquisition has been accounted for using the purchase method. Net assets acquired and consideration paid are as follows:

       Net current assets                                                37,470
       Capital assets                                                     9,555
       Net current liabilities                                          (22,822)
       Goodwill attributed                                                9,628
                                                                       --------
     Consideration paid                                                  33,831

4    CAPITAL ASSETS

     During the 1998 Brocker Technology Group (NZ) Limited have acquired new premises in Auckland, New Zealand. The $2.6M purchase price of this property has been settled by way of mortgage finance of $2,292,000.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE THREE MONTHS ENDED SEPTEMBER 30,1999


5    DEFERRED DEVELOPMENT COSTS

     As at September 30, 1999 development costs of $1,144,474 had been capitalised. These costs principally relate to the development of software applications.

6    INVESTMENT IN ASSOCIATED COMPANY

     During 1998 Brocker Technology Group (NZ) Limited took a 20% founding shareholding in Highway Technologies Limited. This Company has developed new technology capable of providing transport and highway management, operation and funding solutions.

     In addition to the investment, Brocker Technology Group (NZ) Limited has entered an agreement to loan Highway Technologies Limited funds during the Company's establishment phase up to a maximum of NZ$1.5M. Interest is payable on these funds at 30% per annum. As at September 30, 1999 amounts advanced to Highway Technologies Limited amounted to NZ$963,172

7    INDEBTEDNESS

(a)  The components of indebtedness are follows

     Mortgage finance liability                                       2,139,237

     Less current portion                                              (184,821)
                                                                     ----------
                                                                      1,954,416

     Capital lease obligations payable in New Zealand dollars,
     with interest rates ranging from 6.6% to 14.5% per annum,
     collateralised by related assets, payable over 1 to 3 years.        76,715

     Less current portion                                               (13,532)
                                                                     ----------
                                                                         63,183

     An unsecured term liability repayable in NZ$                        52,625
                                                                     ----------
                                                                      2,070,224
                                                                     ==========

(b) Since the year end Sealcorp Computer Products Limited, Sealcorp Telecommunications Group Limited and Sealcorp Australia Pty Limited (all subsidiaries of the Company) have successfully renegotiated their financing arrangements. A new NZ$20M financing facility, secured by a registered first debenture over the assets and undertakings of these companies, replaces the previous facility, of similar terms, which was terminated during the period.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999


8    SHARE CAPITAL

     Authorised

     Unlimited number of common shares
     Unlimited number of Preferred Shares
     10,000,000 Series A Preferred Shares 6 1/2% cumulative

     Issued and outstanding                            1999
                                                          $

Common shares                                     5,339,125
Series A Preferred                                1,609,365

Less: Share issue costs                             (41,769)
                                                 ----------
                                                  6,906,721

     As at September 30, 1999 there were 1,583,875 shares are being held in escrow pursuant to Escrow Agreements which provide for the release of such shares on a performance basis.

                          BROCKER TECHNOLOGY GROUP LTD

                              FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED JUNE 30, 1999

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED BALANCE SHEETS (in Canadian Dollars)

AS AT JUNE 30, 1999 AND FOR YEAR
ENDED MARCH 31, 1999                                 30-Jun-99        31-Mar-99
                                                             $                $
ASSETS                                             (unaudited)        (audited)

Current Assets
Cash                                                   129,160               --
Accounts receivable                                 28,923,319       22,909,294
Other receivables                                    1,277,619        1,435,235
Inventories                                         15,860,523       15,276,865
Prepaid expenses and deposits                          924,449          917,009
Income taxes recoverable                               332,249          554,538
Deferred tax asset                                     310,270          310,270
                                                    ----------       ----------
                                                    47,757,589       41,403,211

Deferred Development Costs                           1,322,410        1,252,368

Capital Assets                                       5,230,026        5,551,068

Investment in Associated Company                       655,730          604,433

Goodwill                                             1,797,700        1,876,325
                                                    ----------       ----------
                                                    56,763,455       50,687,405
                                                    ==========      ===========

LIABILITIES

Current Liabilities
Bank Overdraft                                              --           55,433
Accounts payable                                    42,877,778       36,648,724
Accrued liabilities                                  4,776,391        1,596,241
Rental finance liability                                    --               --
Financing facility                                          --        3,213,122
Current portion of long-term debt                      198,061          220,028
                                                    ----------       ----------

                                                    47,852,230       41,733,548

Long-Term Debt                                       2,240,937        2,284,578
                                                   -----------      -----------
                                                    50,093,167       44,018,126

SHAREHOLDERS' EQUITY

Share Capital                                        5,761,721        5,761,721
Foreign Currency Translation Reserve                  (833,042)        (799,084)
Retained Earnings                                    1,741,609        1,706,732
                                                   -----------      -----------
                                                     6,670,288        6,669,369
                                                   -----------      -----------
                                                    56,763,455       50,687,495
                                                   ===========      ===========

Signed on behalf of the Board


----------------------                                   ----------------------
Director                                                  Director

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENT OF EARNINGS (in Canadian Dollars)

FOR THE THREE MONTHS ENDED JUNE 30,1999
AND FOR YEAR ENDED MARCH 31, 1999

                                                       30-Jun-99      31-Mar-99
                                                               $              $
                                                      (unaudited)     (audited)

Revenue                                                36,320,354    133,302,640

Cost of Goods Sold                                     31,747,893    115,611,548
                                                      -----------    -----------
Gross Margin                                            4,572,461     17,691,092

Operating Expenses
Depreciation and amortisation                             365,218      2,010,703
Net interest expense                                      277,847      1,409,187
Salaries and commissions                                2,018,039      6,348,910
Other operating expenses                                1,764,386      7,043,157
                                                      -----------    -----------
Total operating expenses                                4,425,490     16,811,957
                                                      -----------    -----------
Operating Income                                          146,971        879,135

Equity accounted losses of associated company              21,655         91,330
                                                      -----------    -----------
Income before Income Tax Provision                        125,316        787,805

Income Tax Provision                                       90,439        272,991
                                                      -----------    -----------
Net Earnings for the period                                34,877        514,814
                                                      ===========    ===========

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (in Canadian Dollars)

FOR THE THREE MONTHS ENDED JUNE 30,1999
AND FOR YEAR ENDED MARCH 31, 1999

                                                        30-Jun-99      31-Mar-99
                                                                $              $
                                                      (unaudited)      (audited)

Retained Earnings, Beginning of the period             1,706,732      1,355,240

Net Earnings for the period                               34,877        514,814

Discount on redemption of preferred shares                    --             --

Preferred dividends paid                                      --       (163,322)
                                                      ----------     ----------
Retained Earnings, End of the period                   1,741,609      1,706,732
                                                      ==========     ==========


BROCKER TECHNOLOGY GROUP LTD

MOVEMENTS IN FOREIGN CURRENCY TRANSLATION RESERVE (in Canadian Dollars)

FOR THE THREE MONTHS ENDED JUNE 30,1999
AND FOR YEAR ENDED MARCH 31, 1999

                                                       30-Jun-99      31-Mar-99
                                                               $              $
                                                      (unaudited)      (audited)

Beginning of the period                                (799,084)       (881,364)

Difference arising on the translation
 of foreign operations                                  (33,958)         82,280
                                                       --------        --------
End of the period                                      (833,042)       (799,084)
                                                       ========        ========

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED CASH FLOW STATEMENTS (in Canadian Dollars)

FOR THE THREE MONTHS ENDED JUNE 30,1999
AND FOR YEAR ENDED MARCH 31, 1999

                                                      30-Jun-99      31-Mar-99
                                                              $              $
                                                     (unaudited)     (audited)
Cash flows from operating activities

Receipts from customers                              30,291,817     124,528,860
Payments to suppliers and employees                 (29,479,531)   (119,790,928)
Interest paid                                          (277,847)     (1,338,547)
Taxation paid                                          (194,700)       (417,742)
                                                   ------------    ------------
Cash flows from operating activities                    339,739       2,981,643

Cash flows from investing activities

Proceeds from sale of capital assets                         --          51,597
Purchase of capital assets                              (53,342)     (4,673,881)
Investment in associated company                        (84,315)       (428,440)
Purchase of subsidiaries                                     --        (412,556)
                                                   ------------    ------------
Cash flows from investing activities                   (137,657)     (5,463,280)

Cash flows from operating activities

Proceeds from share options exercised                                    29,500
Proceeds from mortgage finance raised                                 2,428,692
Repayment of mortgage principle                         (18,531)        (70,745)
Payment of dividend on preferred shares                (163,322)
                                                   ------------    ------------
Cash flows from operating activities                    (18,531)      2,224,125
                                                   ------------    ------------
Net Increase in cash equivalents                        183,551        (257,512)


Cash at the beginning of the year                       (55,433)        205,365

translation of cash equivalents
  to reporting currency                                   1,042          (3,286)
                                                   ------------    ------------
Cash at the End of the period                           129,160         (55,433)
                                                   ============    ============

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 1999


1    BASIS OF PRESENTATION

     Brocker Technology Group, Ltd., the Company, was incorporated under the Business Corporation Act (Alberta) on November 25, 1993, and obtained its listing on the Alberta Stock Exchange on April 14, 1994.

     On February 28, 1998 the Company transferred its listing to the Toronto Stock Exchange.

     These financial statements have been prepared in accordance with the generally accepted accounting principles of Canada.

2    SIGNIFICANT ACCOUNTING POLICIES

a)   Principles of Consolidation

     The consolidated financial statements include the financial statements of the Company and all of its subsidiary companies since the dates of their acquisition. Its wholly owned subsidiaries, all of which are consolidated using the purchase method, are as follows:

     Brocker Investments (Australia) Pty Limited
     Brocker Technology Group (NZ) Limited
     Easy PC Computer Rentals Limited
     Image Craft Australia Pty Limited
     Image Craft Limited (formerly NZ Online Limited)
     Industrial Communications Service Limited
     Northmark Technologies Limited
     Photomagic Limited
     Powercall Technologies Limited
     Pritech Australia Pty Limited
     Pritech Corporation Limited
     Sealcorp Australia Pty Limited (formerly TGE Pty Limited)
     Sealcorp Computer Products Limited
     Sealcorp Technologies Group Limited
     1World Systems Limited (formerly Microchannel Limited)

     During  the  1998  Brocker   Technology  Group  Ltd  took  a  20%  founding
     shareholding in Highway Technologies Limited. This investment has been recorded using the equity method.

b)   Goodwill

     The excess of cost over the fair value of identifiable net assets of subsidiaries acquired is recorded as goodwill and is amortised on a straight-line basis over its estimated useful life, considered to be five to ten years. On an ongoing basis, management reviews the valuation and amortisation of goodwill taking into consideration any events and circumstances which might have impaired the fair value.

     Where an acquisition price is contingent on a future event or events, no goodwill is recognised until the final acquisition price can be reasonably determined.

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 1999


2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)   Foreign Currency

     Foreign currency transactions are recorded at the exchange rates in effect at the date of settlement. Monetary assets and liabilities arising from trading are translated at closing rates. Gains and losses due to currency fluctuations on these items are included in the statement of earnings.

     The financial statements of foreign operations are translated to Canadian dollars using weighted average exchange rates for the period for items included in the statement of earnings, period end rates for assets and liabilities included in the balance sheet and historical rates for equity transactions. The cumulative translation adjustment represents the deferred foreign exchange gain or loss on the translation of the financial statements.

d)   Inventories

     Inventories principally comprise finished goods and are carried at the lower of cost and net realisable value. Cost is determined on a weighted average or first in first out basis.

e)   Capital Assets

     Capital assets are recorded at cost. Depreciation is calculated on a declining balance basis (except for leasehold improvements where a straight line basis is used) using the following rates:

     Land                                                         0%
     Buildings                                                    2%
     Office equipment                                            20%
     Vehicles                                             20 and 26%
     Furniture and fixtures                                      20%
     Computer hardware                                     20 to 30%
     Computer software                                      30 - 40%
     Plant and Equipment                                    20 - 26%
     Leasehold improvements                             1 to 4 years
     Computer hardware held for rental                  2 to 3 years

f)   Revenue recognition

     The Company earns substantially all of its revenue for the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers.

g)   Research and development expenditures

     Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortisation. Deferred development costs are amortised over the life of the developed product, currently a maximum of three years.

h)   Deferred Income Taxes

     The Company follows the deferral method of income tax allocation such that deferred income taxes are recognised when income and expense items are reported for income tax purposes in years different from those in which they are recorded for financial reporting purposes.

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 1999


2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)   Use of estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3    ACQUISITIONS

     There were no acquistions during this three month periood


4    CAPITAL ASSETS

     During the 1998 Brocker Investments (NZ) Limited have acquired new premises in Auckland, New Zealand. The $2.6M purchase price of this property has been settled by way of mortgage finance of $2,292,000.


5    DEFERRED DEVELOPMENT COSTS

     As at June 30, 1999 development costs of $1,322,410 had been capitalised. These costs principally relate to the development of software applications.


6    INVESTMENT IN ASSOCIATED COMPANY

     During 1998 Brocker Investments (NZ) Limited took a 20% founding shareholding in Highway Technologies Limited. This Company has developed new technology capable of providing transport and highway management, operation and funding solutions.

     In addition to the investment, Brocker Investments (NZ) Limited has entered an agreement to loan Highway Technologies Limited funds during the Company's establishment phase up to a maximum of NZ$1.5m. Interest is payable on these funds at 30% per annum. As at March 31, 1998 amounts advanced to Highway Technologies Limited amounted to NZ$931,000

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 1999


7    INDEBTEDNESS

(a)  The components of indebtedness are follows

     Mortgage finance liability                               2,296,640

     Less current portion                                      (183,352)
                                                      -----------------
                                                              2,113,288

    Capital lease obligations  payable in New
    Zealand dollars,  with interest rates ranging
    from 6.6% to 14.5% per annum,
    collateralised  by related assets, payable
    over 1 to 3 years.                                           87,842

    Less current portion                                        (14,709)
                                                      -----------------
                                                                 73,133

    An unsecured term liability repayable in NZ$                 54,516
                                                      -----------------
                                                              2,240,937
                                                      =================


(b) Since the year end Sealcorp Computer Products Limited, Sealcorp Telecommunications Group Limited and Sealcorp Australia Pty Limited (all subsidiaries of the Company) have entered into a new A$16 financing facility agreement secured by a registered first debenture over the assets and undertakings of all Group companies. This facility replaces the previous facility, of similar terms, which expired during the period.


8    SHARE CAPITAL

     Authorised

     Unlimited number of common shares
     Unlimited number of Preferred Shares
     10,000,000 Series A Preferred Shares 6 1/2% cumulative

     Issued and outstanding                            1999
                                                          $

     Common shares                                3,353,490
     Series A Preferred                           2,450,000

                  Less:  Share issue costs         (41,769)
                                              -------------
                                                  5,761,721

     As at June 30, 1999+ 963,602 shares are being held in escrow pursuant to Escrow Agreements which provide for the release of such shares on a performance basis.

Auditors' report to the shareholders


We have audited the consolidated balance sheets of Brocker Technology Group Ltd as at March 31, 1999 and 1998 and the consolidated statements of earnings, retained earnings and cash flows for the YEARS then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 1999 and 1998 and the results of its operations and the changes in its cash flows cash flows for the YEARS then ended in accordance with generally accepted accounting principles.




Chartered Accountants


/s/ KMPG  Auckland, New Zealand
August 18, 1999

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED BALANCE SHEETS (in Canadian Dollars)

AS AT MARCH 31, 1999 AND 1998

                                                   Note             1999               1998
                                                                       $                  $
ASSETS

Current Assets
Cash                                                                  --            205,365
Accounts receivable                                           22,909,294         13,915,450
Other receivables                                   11         1,435,325          1,636,758
Inventories                                                   15,276,865          9,673,446
Prepaid expenses and deposits                                    917,009            538,610
Income taxes recoverable                                         554,538            403,334
Deferred tax asset                                               310,270            214,231
                                                            ------------       ------------

                                                              41,403,301         26,587,194

Deferred Development Costs                           5         1,252,368            490,513

Capital Assets                                       4         5,551,068          3,679,572

Investment in Associated Company                     6           604,433            263,113

Goodwill (Net of accumulated amortisation                      1,876,325          1,478,779
of $1,036,327; 1998 $779,583)                               ------------       ------------
                                                            $ 50,687,495       $ 32,499,171
                                                            ============       ============

LIABILITIES

Current Liabilities
Bank Overdraft                                                    55,433                 --
Accounts payable                                              36,648,724         17,422,333
Accrued liabilities                                            1,596,241          1,387,512
Rental finance liability                            7&8               --          1,094,464
Financing facility                                   8         3,213,122          5,827,883
Current portion of long-term debt                    8           220,028             44,303
                                                            ------------       ------------

                                                              41,733,548         25,776,495

Long -Term Debt                                      8         2,284,578            881,070
                                                            ------------       ------------

                                                              44,018,126         26,657,565
                                                            ------------       ------------
SHAREHOLDERS' EQUITY

Share Capital                                        9         5,761,721          5,367,730
Foreign Currency Translation Reserve                            (799,084)          (881,364)
Retained Earnings                                              1,706,732          1,355,240
                                                            ------------       ------------

                                                               6,669,369          5,841,606
                                                            ------------       ------------
                                                            $ 50,687,495       $ 32,499,171
                                                            ============       ============

Deferred Development Costs                           5
Investment in Associated Company                     6
Commitments                                         16
Contingencies                                       17
Subsequent Events                                   18

Signed on behalf of the Board


/s/ Michael Ridgway                      /s/ Richard Justice
---------------------------------        ---------------------------------------
Director                                 Director

Date:  August 18, 1999

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENT OF EARNINGS (in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998

                                                 Note               1999               1998
                                                                       $                  $
Revenue
Sales                                                        133,302,640         70,811,220

Cost of Goods Sold                                           115,611,548         56,410,370
                                                            ------------       ------------

Gross Margin                                                  17,691,092         14,400,850
                                                            ------------       ------------

Operating Expenses
Depreciation and amortisation                                  2,010,703          1,692,585
Net interest expense                                           1,409,187            668,845
Salaries and commissions                                       6,348,910          6,431,431
Other operating expenses                                       7,043,157          4,225,153
                                                            ------------       ------------

Total operating expenses                                      16,811,957         13,018,014
                                                            ------------       ------------

Operating Income                                                 879,135          1,382,836

Equity accounted losses of associated company       6             91,330             79,953
                                                            ------------       ------------

Income before Income Tax Provision                               787,805          1,302,883
Income Tax Provision                               10            272,991            506,067
                                                            ------------       ------------

Net Earnings for the year                                   $    514,814       $    796,816
                                                            ============       ============


Earnings Per Common Share                           9 (d)   $       0.03       $       0.06
                                                            ============       ============

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


                                                           1999            1998
                                                              $               $

Retained Earnings, Beginning of the year              1,355,240         703,424

Net Earnings for the year                               514,814         796,816

Discount on redemption of preferred shares                   --          50,000

Preferred dividends paid                               (163,322)       (195,000)
                                                    -----------     -----------

Retained Earnings, End of the year                  $ 1,706,732     $ 1,355,240
                                                    ===========     ===========

BROCKER TECHNOLOGY GROUP LTD

MOVEMENTS IN FOREIGN CURRENCY TRANSLATION RESERVE (in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


                                                            1999           1998
                                                               $              $

Beginning of the year                                   (881,364)       (82,609)

Difference arising on the translation of
foreign operations                                        82,280       (798,755)
                                                       ---------      ---------

End of the year                                        $(799,084)     $(881,364)
                                                       =========      =========

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED CASH FLOW STATEMENTS (in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


                                                Note             1999             1998
                                                                    $                $
Cash flows from operating activities

Receipts from customers                                   124,528,860       62,560,393
Payments to suppliers and employees                      (119,790,928)     (59,656,639)
Interest paid                                              (1,338,547)        (463,756)
Taxation paid                                                (417,742)        (970,979)
                                                        -------------    -------------

Cash flows from operating activities              14        2,981,643        1,469,019

Cash flows from investing activities

Proceeds from the sale of capital assets                       51,597           56,814
Purchase of capital assets                                 (4,673,881)      (1,045,119)
Investment in associated company                             (428,440)        (343,066)
Purchase of subsidiaries                                     (412,566)        (523,181)
                                                        -------------    -------------

Cash flows from investing activities                       (5,463,290)      (1,854,552)

Cash flows from financing activities

Proceeds from share options exercised                          29,500          130,900
Proceeds from share warrants exercised                             --          495,000
Proceeds from mortgage finance raised                       2,428,692               --
Redemption of preferred shares                                     --         (543,049)
Repayment of mortgage finance                                 (70,745)              --
Payment of dividend on preferred shares                      (163,322)        (195,000)
                                                        -------------    -------------

Cash flows from financing activities                        2,224,125         (112,149)
                                                        -------------    -------------

Net decrease in cash equivalents                             (257,522)        (497,682)



Cash at Beginning of the year                                 205,365          602,233

Translation of cash equivalents to
reporting currency                                             (3,286)         100,814
                                                        -------------    -------------

Cash/(Overdraft) at End of the year                     $     (55,433)         205,365
                                                        =============    =============

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


1.   BASIS OF PRESENTATION

     Brocker Technology Group Ltd, the Company, was incorporated under the Business Corporation Act (Alberta) on November 25, 1993, and obtained its listing on the Alberta Stock Exchange on April 14, 1994.

     On February 28, 1998 the Company transferred its listing to the Toronto Stock Exchange.

     These financial statements have been prepared in accordance with the generally accepted accounting principles of Canada.

     Brocker Technology Group Limited has chosen to adopt the changes to the accounting standards, regarding reporting of Cash Flow Statements, in these financial statements. The prior period has been restated on a comparable basis.


2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Principles of Consolidation

          The consolidated financial statements include the financial statements of the Company and all of its subsidiary companies since the dates of their acquisition. Its wholly owned subsidiaries, all of which are consolidated using the purchase method, are as follows:

             Brocker Technology Group (NZ) Limited
                (formerly Brocker Investments (NZ) Limited)
             Brocker Investments (Australia)  Pty  Limited
             Sealcorp Computer Products Limited
             Sealcorp Telecommunications Group Limited
             Sealcorp Australia Pty Limited
             Easy PC Computer Rentals Limited
             Image Craft Limited
             Image Craft Australia Pty Limited (formerly Parilott Pty Limited) Industrial Communications Service Limited
             Photo Magic Limited
             Powercall Technologies Limited
             Pritech Corporation Limited
             Pritech Australia Pty Limited
             Northmark Technologies Limited
             1 World Systems Limited (formerly Microchannel Limited)

          During  1998  Brocker   Technology  Group  Ltd  took  a  20%  founding
          shareholding in Highway Technologies Limited. This investment has been recorded using the equity method.

     b)   Goodwill

          The excess of cost over the fair value of identifiable net assets of subsidiaries acquired is recorded as goodwill and is amortised on a straight-line basis over its estimated useful life, considered to be five to ten YEARS. On an ongoing basis, management reviews the valuation and amortisation of goodwill taking into consideration any events and circumstances which might have impaired the fair value.

          Where an acquisition price is contingent on a future event or events, no additional goodwill is recognised until the final acquisition price can be reasonably determined.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     c)   Foreign Currency

          Foreign currency transactions are recorded at the exchange rates in effect at the date of settlement. Monetary assets and liabilities arising from trading are translated at closing rates. Gains and losses due to currency fluctuations on these items are included in the statement of earnings.

          The financial statements of foreign operations are translated to Canadian dollars using weighted average exchange rates for the year for items included in the statement of earnings, year end rates for assets and liabilities included in the balance sheet and historical rates for equity transactions. The cumulative translation adjustment represents the deferred foreign exchange gain or loss on the translation of the financial statements.

          The following rates were used in the preparation of the financial statements:

          ----------------------------------------------------------------------
                New Zealand dollar        Average rate        Rate at March 31
          ----------------------------------------------------------------------
                      1999                   0.7862                0.7976
          ----------------------------------------------------------------------
                      1998                   0.8833                0.7816
          ----------------------------------------------------------------------

          ----------------------------------------------------------------------
                 Australian dollar        Average rate        Rate at March 31
          ----------------------------------------------------------------------
                      1999                   0.9318                0.9455
          ----------------------------------------------------------------------
                      1998                   1.0055                0.9408
          ----------------------------------------------------------------------

     d)   Inventories

          Inventories principally comprise finished goods and are carried at the lower of cost and net realisable value. Cost is determined on a weighted average or first in first out basis.

     e)   Capital Assets

          Capital assets are recorded at cost. Depreciation is calculated on a declining balance basis (except for leasehold improvements where a straight line basis is used) using the following rates:

                 Land                                                    0%
                 Buildings                                               2%
                 Office equipment                                       20%
                 Vehicles                                        20 and 26%
                 Furniture and fixtures                                 20%
                 Computer hardware                                20 to 30%
                 Computer software                                30 to 40%
                 Plant and Equipment                              20 to 26%
                 Leasehold improvements                        1 to 4 years
                 Computer hardware held for rental             2 to 3 years

     f)   Revenue recognition

          The Company earns substantially all of its revenue from the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     g)   Research and development expenditures

          Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortisation. Deferred development costs are amortised over the expected life of the developed product, currently a maximum of three years.

     h)   Deferred Income Taxes

          The Company follows the deferral method of income tax allocation such that deferred income taxes are recognised when income and expense items are reported for income tax purposes in YEARS different from those in which they are recorded for financial reporting purposes.

     i)   Earnings Per Share

          Earnings per share have been calculated based on the weighted average number of common shares outstanding. The fully diluted earnings per share have been calculated based on the assumption that all vested options would have been exercised.

          In both cases, common shares to be issued, or held in escrow, in respect of the settlement of earn-out consideration in relation to acquisitions are only taken into account in the calculation of earnings per share once the number of shares can be reasonably determined.

     j)   Use of estimates

          The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


3.   ACQUISITIONS

          1999 Aquisitions

          Pritech Corporation Limited

     On May 15, 1998 Brocker Technology Group (NZ) Limited acquired Pritech Corporation Limited for an initial cash consideration of NZ$265,620. Pritech Corporation Limited is principally involved with software consultation and knowledge management. Pritech is a Lotus Premium Partner whose target market is enterprise and government customers in New Zealand and Australia.

     The maximum purchase price payable is based on the profit earned by the company for the year ended September 30, 1998 at a four times multiple. Additional consideration, however, is only payable based on the cash earned by the company for the YEARS ended September 30, 1999 to 2000, being the earn out period. That is the maximum price must be subsequently earned by the company, during the earn out period, before it is payable.

     Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn out criteria are met.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                                  1999
                                                                     $
              Net current assets                               472,515
              Capital assets                                    51,987
              Net current liabilities                         (316,893)
              Goodwill attributed                                   --
                                                              --------
              Consideration paid                               207,609

          Additional future consideration will be added to goodwill when it becomes determinable.

          1 World Systems Limited (formerly Microchannel Limited)

     On June 16, 1998 Brocker Technology Group (NZ) Limited acquired 1 World Systems Limited for an initial consideration of NZ$103,750. 1 World Systems Limited is principally involved with the distribution, implementation and support of accounting software.

     The maximum purchase price payable is based on the profit earned by the company for the year ended March 31, 1999 at a four times multiple. Additional consideration, however, is only payable based on the cash earned by the company for the YEARS ended March 31, 2000 to 2001, being the earn out period. That is the maximum price must be subsequently earned by the company, during the earn out period, before it is payable.

     Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn out criteria are met.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                                  1999
                                                                     $
              Net current assets                               281,790
              Capital assets                                    43,341
              Net current liabilities                         (182,365)
              Term liabilities                                 (61,675)
              Goodwill attributed                                   --
                                                              --------
              Consideration paid                                81,091

     Additional future consideration will be added to goodwill when it becomes determinable.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998

3.   ACQUISITIONS (Continued)

     QSoft Pty Limited

     On February 8, 1999 Sealcorp Australia acquired the net assets of QSoft Pty Limited for a cash consideration of AUD$150,000. QSoft is a Software Distribution company based in Brisbane Australia.

     The net assets acquired were valued at their fair value, and as a result no goodwill arose on acquisition.

     Motorola Service Contract

     During March 1999 Industrial Communications Service Limited acquired the net assets of a division of Hart Candy in order to fulfil the requirements of the Motorola Service contract awarded to the company.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                                  1999
                                                                     $
         Net current assets                                      8,774
         Capital assets                                         55,677
         Net current liabilities                               (16,595)
         Goodwill attributed                                    47,856
                                                              --------
         Consideration paid                                     95,712


     1998 Acquisitions

     Powercall Technologies Limited

     On May 10, 1997 Brocker Technology Group (NZ) Limited acquired the net assets of Powercall Limited and Powercall Services Limited for an initial cash consideration of NZ$4,948 and 27,440 common shares. Powercall Technologies Limited is principally involved with the design and development of telecommunication systems.

     Total purchase price of the entity is based on the lesser of a four times multiple of the cumulative cash earned by the company for the YEARS ended March 31, 1998 to 2001 or a twelve times multiple of the profit for the year ended March 31, 2001. The purchase price is limited to a maximum of NZ$20m. An additional one year is then allowed for this price to be earned out by the company. That is the maximum price must be subsequently earned by the company, during the earn out period, before it is payable.

     Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn out criteria are met.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                                  1998
                                                                     $
              Capital assets                                   180,582
              Net current liabilities                         (124,556)
              Goodwill attributed                                7,535
                                                            ----------
              Consideration paid                                63,561

     On November 30, 1998 an additional 98,416 shares were issued in relation to the acquisition of Powercall, with an attributable value of $172,228.

     Additional future consideration will be added to goodwill when it becomes determinable.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998

3.   ACQUISITIONS (Continued)


               Easy PC Computer Rentals Limited

          On July 10, 1997 Brocker Technology Group (NZ) Limited acquired Easy PC Computer Rentals Limited for an initial cash consideration of NZ$71,183 and 8,128 common shares. In addition an advance on the final price was paid to the previous shareholders of NZ$150,000. This amount is repayable to the Company based on the earn out details below, and is included within prepaid expenses and deposits. Easy PC Computer Rentals Limited is involved in the rental of computer equipment.

          The maximum purchase price payable is based on the profit earned by the company for the year ended March 31, 1998 at a four times multiple. Additional consideration, however, is only payable based on the cash earned by the company for the years ended March 31, 1999 to 2000, being the earn out period. That is the maximum price must be subsequently earned by the company, during the earn out period, before it is payable.

          Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn out criteria are met.

               This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                                   1998
                                                                      $
               Capital assets                                   248,576
               Rental assets, externally financed (Note 7)    1,452,174
               Rental finance liability (Note 7)             (1,452,174)
               Net current liabilities                         (253,602)
               Goodwill attributed                               73,846
                                                           ------------
               Consideration paid                                68,820

               On December 31, 1998 an additional 94,782 shares were issued in relation to the acquisition of Easy-PC Computer Rentals Limited, with an attributable value of $165,869.

               Additional future consideration will be added to goodwill when it becomes determinable.


               Image Craft Limited

     On December 24, 1997 Brocker Technology Group (NZ) Limited acquired Image Craft Limited and its subsidiary company Parrilott Pty Limited for an initial cash consideration of NZ$500,000.

     Image Craft Limited and Parrilott Pty Limited are principally involved in the design and implementation of image processing and storage equipment for the photographic industry.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                                  1998
                                                                     $
              Net current assets                                65,648
              Capital assets                                   278,372
              Goodwill attributed                               46,780
                                                              --------
              Consideration paid                               390,800

          The maximum purchase price payable was to be based on the profit earned by the company for the year ended March 31, 1998 at a four times multiple. However, during the current year an additional consideration of NZ$159,036 was accrued in relation to the final settlement.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


4.   CAPITAL ASSETS

                                                        1999
                                      ------------------------------------------
                                                     Accumulated        Net Book
                                            Cost    Depreciation           Value

Land (Note 8a)                           622,128              --         622,128

Buildings (Note 8a)                    2,684,411          37,860       2,646,551

Office equipment
- leased                                  72,260          31,036          41,224
- non-leased                             368,147         184,704         183,443

Vehicles
- leased                                 105,285          69,380          35,905
- non-leased                             107,222          45,302          61,920

Furniture and fixtures
- leased                                  37,456           8,317          29,139
- non-leased                             464,038         172,221         291,817

Computer hardware
- non-leased                           1,750,998         901,607         849,391
- held for rental                        830,688         369,218         461,470

Computer software                        156,292          88,467          67,825

Plant and Equipment                      316,838         161,297         155,541

Leasehold improvements                   147,402          42,688         104,714
                                      ------------------------------------------
                                      $7,663,165      $2,112,097      $5,551,068
                                      ==========================================

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


4.   CAPITAL ASSETS (Continued)

                                                        1998
                                      ------------------------------------------
                                                     Accumulated        Net Book
                                            Cost    Depreciation           Value

Office equipment
- leased                                  29,598          14,039          15,559
- non-leased                             218,228          82,476         135,752

Vehicles
- leased                                  69,718          24,871          44,847
- non-leased                             138,823          74,633          64,190

Furniture and fixtures
- leased                                  35,598           4,041          31,557
- non-leased                             349,516         118,955         230,561

Computer hardware
- leased                                  15,659           2,349          13,310
- non-leased                           1,243,415         562,767         680,648
- held for rental                        360,951          75,233         285,718

Computer software                        119,265          52,745          66,520

Plant and Equipment                      247,240         150,947          96,293

Leasehold improvements                   126,156          26,851          99,305
                                      ------------------------------------------
                                       2,954,167       1,189,907       1,764,260
Computer hardware held for rental,
externally financed (Note 7)           2,786,167         870,855       1,915,312
                                      ------------------------------------------
                                      $5,740,334      $2,060,762      $3,679,572
                                      ==========================================

5.   DEFERRED DEVELOPMENT COSTS

                                                          1999             1998
                                                             $                $

     Development costs deferred as at March 31,        521,428               --

     Development costs deferred during the year        883,295          521,428
                                                    ----------       ----------
                                                     1,404,723          521,428

     Amortised as at March 31,                        (152,355)         (30,915)
                                                    ----------      -----------

     Development costs deferred as at March, 31      1,252,368          490,513
                                                    ==========       ==========


     Development costs deferred principally relate to the development of software applications.

     Management has reviewed the status of the projects to which deferred development costs relate and are satisfied that the recovery of such costs is reasonably assured. However the eventual recovery of these costs is ultimately dependent on actual sales volumes being achieved in subsequent periods and as such recovery is not certain.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


6.   INVESTMENTS


     INVESTMENT IN ASSOCIATED COMPANY

     During 1998 Brocker Technology Group (NZ) Limited took a 20% founding shareholding in Highway Technologies Limited. This company has developed new technology capable of providing transport and highway management, operation and funding solutions. The Board of Highway Technologies Limited has identified other sources of revenue in order to reduce the amount owing to Brocker Technology Group Limited. These sources include the provision of financial and technical consulting services to parties external to the Group.

     In addition to the investment, Brocker Technology Group (NZ) Limited has entered an agreement to loan Highway Technologies Limited funds during the company's establishment phase up to a maximum of NZ$1.5m. Interest is payable on these funds at 30% per annum. As at March 31, 1999 amounts advanced to Highway Technologies Limited amounted to NZ$820,220 (NZ$327,151, 1998). No interest has been accrued on the loan for the current year (NZ$60,735, 1998).

                                                           1999           1998
     Carrying value of investment                             $              $

     Initial cost of investment                          87,366         87,366
     Amounts owing from associate                       689,523        255,700
     Equity accounted losses to date                   (172,456)       (79,953)
                                                      ---------      ---------

                                                        604,433        263,113
                                                      =========        =======

     The financial position of Highway
     Technologies Limited as at
     March 31, 1999 is represented
     as follows:

     Net Current Assets*                                  3,718
     Net Current Liabilities (including amounts
     owing to Brocker Technology Group Limited
     of ($789,045, inclusive of accrued interest)      (803,523)
                                                       --------

     Net Liabilities                                   (799,805)
                                                       ========

     * All research and development expenditure has been expensed.

     Management has assessed the recoverability of the funding loan to Highway Technologies Limited, which is ultimately dependent on the future revenue stream of the software technology under development and the revenue stream from consultancy services, and are satisfied on the basis of the current status of the projects concerned that no impairment provision is required as at March 31, 1999. Management will continue to assess the need for an impairment provision in light of the actual revenues generated.

     OTHER INVESTMENTS

     During 1999 Industrial Communications Service Limited, a subsidiary of Brocker Technology Group (NZ) Limited, took a 40% shareholding in Eftpos Corporation Limited for a consideration of NZ$5,000. Eftpos Corporation Limited is a manufacturer of mobile electronic payment devices utilising cellular technology.

     Industrial Communications Service Limited has an obligation to acquire an additional 20% shareholding for a consideration of NZ$85,000 in the event profit targets, for the year ended 31 October 1999, are achieved.

     The results of this company for the year ended March 31, 1999 are not material to the Group.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


7.   RENTAL FINANCE LIABILITY

     Easy PC Computer Rentals Limited,  a subsidiary of Brocker Technology Group
     (NZ) Limited, acts as an intermediary between an independent finance company, which arranges finance for the purchase of equipment, and its customers.

     During March 1999 Easy PC Computer Rentals Limited renegotiated its Rental Recourse Dealer Deed, with the independent finance company, to ensure that all significant risk of recourse from the individual finance agreements was transferred to the independent finance company. The result of this renegotiation was to enable the company, in accordance with generally accepted accounting principles, to treat these as off-balance sheet arrangements.

     Due to the renegotiation the Group risk of recourse is limited to $167,245.

     Included within the financial statements is revenue of $910,550 ($1,075,944, 1998) in relation to income earned on these leases during the year up to the date of the renegotiation with a corresponding depreciation expense of $736,995 ($870,855, 1998) and interest charges of $173,555
     ($205,089, 1998).

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


8.   INDEBTEDNESS

                                                                                  1999             1998
a)   Long Term Debt                                                                  $                $

     Mortgage finance liability,  payable in New Zealand                     2,357,142               --
     Dollars, with a current interest rate of 6.73%, collateralised by land and buildings situated at 17 Kahika Road,
     Beachaven, Auckland, payable over  10 Years

     Less:  Current portion                                                   (183,352)              --
                                                                           -----------       ----------

                                                                             2,173,790               --

     Rental finance liability, payable in New Zealand
     dollars, with an interest rate of 16.1% per
     annum (Note 7)                                                                 --        1,915,312

     Less:  Current portion                                                         --       (1,094,464)
                                                                           -----------       ----------
     Rental finance liability payable over 1 year                                   --          820,848

     Capital lease obligations payable in New
     Zealand dollars, with interest rates ranging from
     6.6% to 14.5% per annum, collateralised by related
     assets, payable over 1 to 3 years                                          91,632           49,813

     Less:  Current portion                                                    (36,676)         (44,303)
                                                                           -----------       ----------

     Capital lease obligations payable over 1 year                              54,956            5,510

     Unsecured Term Liability, repayable in NZ$                                 55,832           54,712
                                                                           -----------       ----------


                                                                           $ 2,284,578       $  881,070
                                                                           ===========       ==========

     The total interest expense for the year in relation to long term debt, was $258,957 ($207,048, 1998).

     Capital lease obligations are repayable as follows:

                2000                        36,676
                2001                        36,821
                2002                        18,135
                                            ------
                                            91,632
                                            ======


b)   Mortgage Finance Liability                    $2,357,142         $       --
                                                   ==========         ==========

     On October 1, 1998 Brocker Technology Group (NZ) Limited purchased new premises in Auckland, New Zealand. The purchase price of NZ$3,400,000 was financed by mortgage finance of NZ$3,045,000. As at March 31, 1999 the amount remaining outstanding was $NZ 2,955,293, and is repayable as follows:

                                                                   1999
                                                                    NZ$

                  In less than 1 year                           229,880
                  1 to 2 years                                  245,837
                  2 to 3 years                                  262,902
                  3 to 4 years                                  281,152
                  4 to 5 year                                   300,668
                  5 years and over                            1,634,854
                                                              ---------
                                                              2,955,293
                                                              =========

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


8.   INDEBTEDNESS (Continued)


c)   Financing Facility                              $3,213,122       $5,827,883
                                                     ==========       ==========

     Sealcorp Computer Products Limited, Sealcorp Telecommunications Group Limited and Sealcorp Australia Pty Limited (all subsidiaries of the Company) have entered into a financing facility agreement secured by a registered first debenture over the assets and undertakings of all Group
     companies.  As  at  March  31,  1999  $3,213,122  ($5,827,883,   1998)  was
     outstanding under this AUD$ 16.0m facility (approximately C$15.0m). Interest rates on financing facilities have ranged from 9.95% to 13.43% during the year.

     As discussed in Note 18, subsequent to year end a new facility has been negotiated.

9.   SHARE CAPITAL

     a)  Authorised

              Unlimited number of common shares
              Unlimited number of Preferred Shares
              10,000,000 Series A Preferred Shares
                 6 1/2% cumulative

         Issued and outstanding                        1999                1998
                                                          $                   $

               Common shares                      3,353,490           2,959,499
               Series A Preferred                 2,450,000           2,450,000

               Less:  Share issue costs             (41,769)            (41,769)
                                                -----------         -----------
                                                $ 5,761,721         $ 5,367,730
                                                ===========         ===========

     As at March 31, 1999 963,602 shares were being held in escrow pursuant to Escrow Agreements which provide for the release of such shares on a performance basis. In the prior year 760,500 shares were held in escrow.

BROCKER  TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


9.   SHARE CAPITAL (Continued)

b)   Share Transactions


                                                               1999                            1998

     Common Shares                                      Shares          Amount          Shares         Amount
     Shares outstanding  - at March 31,             11,704,554       4,214,324      10,315,486      2,262,460

     Issue of shares for acquisition of
     Industrial Communications (Note (i))                   --              --         760,500      1,254,825

     Issue of shares for acquisition of
     Powercall Technologies Limited (Note (ii))        284,733         498,283          27,440         54,880

     Issue of shares for acquisition of Easy PC
     Computer Rentals Limited (Note (iii))             111,567         195,258           8,128         16,259

     Exercise of share warrants                         25,000          29,500         450,000        495,000

     Exercise of stock options                              --              --         143,000        130,900
                                                    ---------------------------------------------------------

     Shares issued - at March 31, 1998
                                                    12,125,854       4,937,365      11,704,545      4,214,324

     Acquisition shares held in escrow (Note(i)
     and (iii))                                       (963,602)     (1,583,875)       (760,500)    (1,254,825
                                                    ---------------------------------------------------------

     Shares outstanding - at March 31,              11,162,252      $3,353,490      10,944,045    $ 2,959,499
                                                    =========================================================

     (i) During 1998 share script was issued in respect of the acquisition of Industrial Communications Service Limited. These shares (760,500) are currently held in escrow and are only released as earn-out provisions are achieved. These will be issued at $1.65 per share but as at March 31, 1999 no earn-out amounts have been determined, resulting in a prescribed value of nil.


     (ii) During the year shares were issued, at $1.75, in relation to the acquisition of Powercall Technologies Limited in respect to earn-out targets that were achieved. (Note 3).

          As at March 31, 1999 186,317 of these shares were being held in escrow.


    (iii) Also during the year additional shares were issued, at $1.75 in relation to the acquisition of Easy PC Computer Rentals Limited in respect to earn-out targets that were achieved. (Note 3)

          As at March 31, 1999 16,785 of these shares were being held in escrow.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


9.   SHARE CAPITAL (Continued)

                                                               1999                            1998

     Preferred Shares                                    Shares         Amount          Shares         Amount
     Series A shares outstanding at March 31,         2,450,000      2,450,000       3,043,049       3,043,049

     Redeemed at $1.00                                       --             --        (593,049)       (593,049)
                                                    ----------------------------------------------------------

     Series A shares outstanding at March 31,         2,450,000    $ 2,450,000       2,450,000     $ 2,450,000
                                                    ==========================================================

          In 1995 the Company acquired Brocker Investment (NZ) Limited and a liability was established in the accounts for the purchase consideration. In 1996 the liability was satisfied by the issuance of Series A preferred shares.

          No transactions, involving Preferred Shares, were conducted during the year. During 1998 593,049 shares were redeemed at $1.00 per share.

          During the year a dividend was paid at 6.5% of preferred shares outstanding at September 30, 1998.

          Any holder of preferred shares may convert their shares to fully paid common shares at the following conversion prices, which are dependent upon when the date of notice to convert is received by the Company:

--------------------------------------------------------------------------------
Date notice received                              Conversion rate
--------------------------------------------------------------------------------
After March 31, 1998 and on or before        Market value of common shares at
March 31, 2000                               April 1, 1998 ($1.75)
--------------------------------------------------------------------------------
After March 31, 2000 and                     Market value of common shares at
on or before March 31, 2001                  April 1, 2000
--------------------------------------------------------------------------------

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


9.9  SHARE CAPITAL (Continued)

     c)   Unexercised Options

          There are a total of 889,000 outstanding and unexercised stock options (934,000, 1998).

          Options held by the Directors of the Company (287,000, 1998) are as follows:

          ----------------------------------------------------------------
          Number of options         Exercise price           Expiry date
          ----------------------------------------------------------------
               57,000                  $1.31             November 1, 2001
          ----------------------------------------------------------------
              100,000                  $1.50             November 30, 2003
          ----------------------------------------------------------------
              150,000                  $1.18             November 1, 2001
          ----------------------------------------------------------------
               30,000                  $1.90             November 1, 2002
          ----------------------------------------------------------------
               50,000                  $1.99             January 26, 2003
          ----------------------------------------------------------------

          Options  are held by  employees  of the Group as  follows  (647,000  -
          1998):

          ----------------------------------------------------------------------
                Number of options         Exercise price           Expiry date
          ----------------------------------------------------------------------
                     12,000                  $0.30             December 31, 1999
          ----------------------------------------------------------------------
                    135,000                  $1.18             November 1, 2001
          ----------------------------------------------------------------------
                     20,000                  $1.52             April 17, 2000
          ----------------------------------------------------------------------
                    335,000                  $1.90             November 1, 2002
          ----------------------------------------------------------------------

     d)   Earnings Per Common Share

          Earnings per share has been calculated on the basis of the weighted average number of common shares outstanding for the year. Net income has been adjusted for dividends paid on preferred shares of $163,322 ($195,000, 1998).



                                                        1999            1998
--------------------------------------------------------------------------------
Weighted average number of shares                   11,012,887       10,516,318

Net income attributable to shareholders after
deduction of preference dividends                     351,492          $601,816

Basic earnings per share                                $0.03             $0.06
--------------------------------------------------------------------------------

          For the current, and previous, financial year the effect on earnings per share of the exercise of outstanding options and conversion of preferred shares, for the calculation of fully diluted earnings per share, is anti-dilutive.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


10.  INCOME TAX

                                                        1999           1998
                                                           $              $
     Expected income tax expense
      calculated at the Statutory Rate
      on Earnings before Taxation                    346,635        583,691

     Adjusted for the tax effect of:

     Amortisation of goodwill                        114,487         95,497
     Canadian parent Company losses not
      available for offset with foreign income            --         14,784
     Adjustment for foreign tax rates               (109,765)      (203,896)
     Other                                           (78,366)        15,991
                                                    --------       --------

     Income tax expense                              272,991        506,067
                                                    ========       ========

     Total income tax expense is made up of:

     Current taxation                                180,380        648,116
     Deferred taxation                                92,611       (142,049)
                                                    --------       --------

                                                     272,991        506,067
                                                    ========       ========


11.  RELATED PARTY TRANSACTIONS

a) During the year, the Group provided an interest free short-term advance to the Chief Executive Officer of the Company. The balance outstanding at March 31, 1999 was $4,663 ($5,778, 1998). This balance is included in other receivables.

     The Chief  Executive  Officer  has also  borrowed  $26,371  from the Group.
     Interest is currently charged on this amount at 6.5% and the loan is unsecured and is repayable on demand. The maximum amount outstanding during the year in respect of this loan was $94,817, and interest charged amounted to $7,725.

b) The Chief Executive Officer of the Company, as at March 31, 1999, held 923,453 (1,148,453, 1998) preferred shares on which a dividend of $60,783 was paid during the year.

c) Directors of the Company have exercised stock options. The funds required to exercise these options have been loaned to the Directors by Brocker Technology Group (NZ) Limited.

     As at March 31, 1999 the amount outstanding was $749,375 ($715,801, 1998). The current market value of the shares, held as security over these loans is in excess of $1.6m. Interest of $16,692 was charged during the year. This balance is included in other receivables. The maximum amount outstanding during the year in respect of these loans was $749,375.

     The loan to each Director is repayable on demand or within 30 days of the individual ceasing to be a Director of the Company or one of its subsidiaries. The beneficial ownership of the shares are held as security over the loan, and the Company retains the right to either sell or cancel the shares to settle any outstanding amounts and the employee may not sell or transfer the shares prior to settlement of the amounts outstanding.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


11.9 RELATED PARTY TRANSACTIONS

     a) Directors, of various subsidiary companies, have advances owing to the Group as at March 31, 1999 totalling $193,124, including the NZ$150,000 advance referred to in Note 3. In all cases these Directors were shareholders of the subsidiary prior to acquisition by Brocker Technology Group (NZ) Limited. No interest is charged on the amounts outstanding and the balance is included in other receivables.

     b) A number of Group companies transact business with each other on a regular basis. These transactions are entered into on normal commercial terms and are eliminated on consolidation. See Note 13 for Intersegment revenues.

     Unless otherwise stated the maximum amount outstanding during the year was the higher of the balance at March 31, 1999 or March 31, 1998.


12.  EMPLOYEE SHARE OWNERSHIP PLAN

     In November 1996 the Company established a plan to enable a number of senior management employees to acquire stock options in the Company. Brocker Technology Group (NZ) Limited has provided financial assistance to some of these employees to exercise the options offered.

     The loan to each employee is repayable on demand or within 30 days of the individual ceasing to be an employee of the Company or one of its subsidiaries. The beneficial ownership of the shares are held as security over the loan, and the Company retains the right to either sell or cancel the shares to settle any outstanding amounts and the employee may not sell or transfer the shares prior to settlement of the amounts outstanding.

     As at March 31, 1999 the amounts outstanding in respect of these shares amounted to $84,297 ($130,855, 1998) and is included within other receivables. Interest of $13,729 was charged on these loans during the year. The current market value of the shares held as security is in excess of $600,000.

     The maximum amount outstanding during the year was $130,855.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


13.  SEGMENTED OPERATIONS

     The Group operates in two geographical segments, New Zealand and Australia. The Canadian operations shown relate to administrative items only.



1999    ($)                                   Canada          New Zealand            Australia                 Total
--------------------------------------------------------------------------------------------------------------------
Sales                                            --           109,887,630           23,415,010           133,302,640
--------------------------------------------------------------------------------------------------------------------
Intersegment revenue                             --                18,058              (18,058)                   --
--------------------------------------------------------------------------------------------------------------------
Net profit/(loss)                                --               204,103              310,711               514,814
--------------------------------------------------------------------------------------------------------------------
Depreciation and amortisation                    --             1,894,449              116,254             2,010,703
--------------------------------------------------------------------------------------------------------------------
Net interest expense                             --             1,270,935              138,252             1,409,187
--------------------------------------------------------------------------------------------------------------------
Identifiable assets                              --            41,417,762            9,269,733            50,687,495
--------------------------------------------------------------------------------------------------------------------
Capital asset expenditure                        --             4,439,113              324,768             4,673,881
--------------------------------------------------------------------------------------------------------------------

1998    ($)                                  Canada           New Zealand            Australia                 Total
--------------------------------------------------------------------------------------------------------------------
Sales                                            --            57,281,846           13,529,374            70,811,220
--------------------------------------------------------------------------------------------------------------------
Intersegment revenue                             --                    --                   --                    --
--------------------------------------------------------------------------------------------------------------------
Net profit/(loss)                           (33,001)            1,208,407             (378,590)              796,816
--------------------------------------------------------------------------------------------------------------------
Depreciation and amortisation                    --             1,629,985               62,600             1,692,585
--------------------------------------------------------------------------------------------------------------------
Net interest expense                             --               584,070               84,775               668,845
--------------------------------------------------------------------------------------------------------------------
Identifiable assets                              --            29,923,977            2,575,194            32,499,171
--------------------------------------------------------------------------------------------------------------------
Capital asset expenditure                        --             1,007,960               37,159             1,045,119
--------------------------------------------------------------------------------------------------------------------

     The Group principally operates in four industry segments, being the divisions by which the Group is managed, as follows:

          o Distribution and sale of computer and telecommunications hardware and software ("Sales and Distribution");

          o Technical support and services for the Technology Industry ("Technical Services");

          o    Software   application   design  and  development   ("Application
               Development"); and

          o Provision of professional consulting services ("Professional Services").

     The   corporate   services   operation   shown   relates  to  the   Group's
     administrative functions in New Zealand, Australia, and Canada.


                                     Sales &         Technical        Application   Professional      Corporate
1999  ($)                         Distribution       Services         Development     Services         Services         Total
----------------------------------------------------------------------------------------------------------------------------------
Sales                               124,995,192      2,661,745          2,124,378    3,519,855             1,470       133,302,640
----------------------------------------------------------------------------------------------------------------------------------
Intersegment revenue                    465,306        (38,691)           (62,525)    (364,090)               --                --
----------------------------------------------------------------------------------------------------------------------------------
Net profit/(loss)                     3,137,297         54,278           (407,056)     (65,010)       (2,204,695)          514,814
----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortisation         1,257,971         82,843            330,630       37,252           302,007         2,010,703
----------------------------------------------------------------------------------------------------------------------------------
Net interest expense                  1,206,905         33,225            126,465        8,651            33,941         1,409,187
----------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                  49,731,409        532,667            189,390    1,100,084          (866,055)       50,687,495
----------------------------------------------------------------------------------------------------------------------------------
Capital asset expenditure               835,810        185,184            170,388      170,388         3,355,565         4,673,881
----------------------------------------------------------------------------------------------------------------------------------

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


13.  SEGMENTED OPERATIONS (Continued)


                                     Sales &         Technical        Application     Professional     Corporate
1998  ($)                         Distribution       Services         Development       Services        Services            Total
---------------------------------------------------------------------------------------------------------------------------------
Sales                               67,856,803        2,331,371           623,046               --            --       70,811,220
---------------------------------------------------------------------------------------------------------------------------------
Intersegment revenue                   178,283          (12,632)         (165,651)              --            --               --
---------------------------------------------------------------------------------------------------------------------------------
Net profit/(loss)                    2,555,089          (28,671)           96,344               --    (1,825,946)         796,816
---------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortisation        1,470,999           90,513            87,274               --        43,799        1,692,585
---------------------------------------------------------------------------------------------------------------------------------
Net interest expense                   540,396           70,030             2,541               --        55,878          668,845
---------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                 33,281,993          441,775           306,213               --    (1,530,810)      32,499,171
---------------------------------------------------------------------------------------------------------------------------------
Capital asset expenditure              598,923           66,128           250,293               --       129,775        1,045,119
---------------------------------------------------------------------------------------------------------------------------------

     During 1999 the group conducted business with a single customer that accounted for revenue of $23,792,150. This revenue was generated in New Zealand by the Distribution Services segment. There were no such customers during the 1998 year.


14.  NOTES TO CASH FLOWS STATEMENT

     a)   Cash and cash equivalents

          Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments. Cash and cash equivalents included in the cash flow statement are comprised solely of balances with banks.

     b)   Reconciliation of net profit and cash flow from operating activities

                                                                              1999              1998
                                                                                 $                 $
     Net Earnings for the year                              Note           514,814           796,816

     Add/(Less) non cash items:
     Depreciation and amortisation                                       1,273,748           821,730
     Depreciation on rental finance liability                  7           736,955           870,855
     Interest on rental finance liability                      7           173,555           205,089
     Income on rental finance liability                        7          (910,550)       (1,075,944)
     Loss of associated company                                             91,330            79,953
     Loss on sale of fixed assets                                           78,808            17,550
     Deferred taxation                                                      92,611           154,132
     Unrealised exchange (gain)/loss                                       (22,665)           46,558

     Impact of changes in working capital items:
     Increase in accounts receivable and prepayments                    (8,913,357)       (8,565,305)
     Increase in taxation receivable                                      (456,569)         (983,360)
     Increase in inventories                                            (5,448,644)       (4,577,815)
     Increase in accounts payable and accrued liabilities               15,771,607        13,678,760
                                                                       -----------       -----------
     Net cash flow from operating activities                             2,981,643         1,469,019
                                                                       ===========       ===========

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


15.  FINANCIAL INSTRUMENTS

     Currency Risk

     The nature of activities and management policies with respect to financial instruments are as follows:

     i)   Currency

          The Group uses a very limited number of forward exchange contracts and currency options to hedge purchases of inventory in foreign currencies. The Group's exchange rate commitments are intended to minimise the exposure to exchange rate movement risk on the cost of the Group's products and on the price it is able to sell those products to its customers. The Group does not use foreign exchange instruments for trading or any other purpose.

          No forward exchange contracts were entered into during the current financial year. During the previous financial year the average value of these contracts amounted to $1,232,000 and were entered as a hedge against New Zealand purchases made in Australian dollars.

     ii)  Concentration of credit risk

          In the normal course of business, the Group incurs credit risk from trade debtors and transactions with financial institutions. The Group has a credit policy which is used to manage the risk. As part of this policy, limits on exposure with counterparties have been set and are monitored on a regular basis. Anticipated bad debt losses have been provided for in the allowance for doubtful accounts.

          The Group has no significant concentrations of credit risk. The Group does not consider that they require any collateral or security to support financial instruments due to the quality of financial institutions and trade debtors.

     i)   Interest Rate Risk

          The Group has adopted a policy of ensuring that its exposure to changes in interest rates is on a floating rate basis.

     iv)  Fair Values

          The fair values of the Group's cash accounts and other receivables, bank, indebtedness, accounts payable, accrued liabilities and lease obligations approximate their carrying values given their short term nature. The carrying value of the demand debenture and capital leases, as disclosed in note 8, also approximate their fair value as do amounts owing by shareholders.

16.  COMMITMENTS

     a) Brocker Technology Group (NZ) Limited has entered into a number of acquisitions where the final acquisition price is dependent on the occurrence of future events. This contingent purchase price is calculated based on cash flow earned for a given period, and is settled by way of shares issued but held in escrow.

          Shares are released from escrow based on cash flows, as defined with each party, earned by the subsidiary over a varying number of years following acquisition, being the "earn-out" period.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


16.  COMMITMENTS (Continued)

          As at March 31, 1999 the following earn-outs were in existence.

              Subsidiary                         Acquisition  price and earn-out
                                                 provisions
              -----------------------------------------------------------------
              Industrial Communications
              Service Limited                    Maximum     purchase     price
                                                 established  and shares issued
                                                 and held in escrow (refer Note
                                                 9)

                                                 Earn-out based on defined cash
                                                 flow earned in financial years
                                                 ended  March  31,  1998 - 1999
              -----------------------------------------------------------------
              Powercall Technologies Limited     Shares  to be held  in  escrow
                                                 based  on the  lessor  of four
                                                 times the cumulative cash flow
                                                 earned  for  the  years  ended
                                                 March  31,  1998  to  2001  or
                                                 twelve  times  profit  for the
                                                 year  ended  March  31,  2001,
                                                 limited  to  NZ$20m.  Earn-out
                                                 based  on  defined  cash  flow
                                                 earned  in   financial   years
                                                 ended  March  31,  1998 - 2002
                                                 (Note 3).
              -----------------------------------------------------------------
              Easy PC Computer Rentals Limited   Shares  to be held  in  escrow
                                                 based on cash flow  earned for
                                                 the year ended March 31, 1998.
                                                 Earn-out based on defined cash
                                                 flow earned in financial years
                                                 ended  March  31,  1999 - 2000
                                                 (Note 3).
              -----------------------------------------------------------------
              Pritech Corporation Limited        Shares  to be held  in  escrow
                                                 based on cash flow  earned for
                                                 the year ended  September  30,
                                                 1998.    Earn-out   based   on
                                                 defined  cash  flow  earned in
                                                 financial      years     ended
                                                 September   30,  1999  -  2000
                                                 (Note 3).

              -----------------------------------------------------------------
              1 World Systems Limited            Shares  to be held  in  escrow
                                                 based on cash flow  earned for
                                                 the year ended March 31, 1999.
                                                 Earn-out based on defined cash
                                                 flow earned in financial years
                                                 ended  March  31,  2001 - 2002
                                                 (Note 3).
              -----------------------------------------------------------------



     b) Industrial Communications Service Limited has an obligation to acquire an additional 20% shareholding of Eftpos Corporation Limited for a consideration of NZ$85,000 in the event that profit targets, for the year ended 31 October 1999, are achieved.

     c)   Group   companies   operate  from  leased   premises  and  have  other
          obligations under operating leases requiring annual repayments as follows:

                       2000                     $467,652
                       2001                     $382,624
                       2002                     $309,829
                       2003                     $150,140
                       Thereafter                     --

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


17.  CONTINGENT LIABILITIES

     In the general course of business disputes may arise with customers and other third parties. The Directors consider adequate provision has been made for all such instances.

18.  SUBSEQUENT EVENTS

     a) Subsequent to the year end, the company has successfully renegotiated its financing arrangements with the National Bank of New Zealand. This increased NZ$20m facility provides the Group's New Zealand and Australian operations greater access to funds at a lower net cost. This facility will be secured over the Group's assets.

     b) Also subsequent to year end the Group acquired Tech Support Limited. No cash consideration has been paid, to date, the maximum of which is limited to NZ$45,000.

     c) Also subsequent to March 31, 1999 the Company completed a fully subscribed private placement of 1,000,000 units to raise proceeds of $1,070,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the purchase of one additional common share at a price of $1.25 until January 16, 2002.


19.  UNCERTAINTY DUE TO YEAR 2000 ISSUE

     The year 2000 Issue arises because many computerised systems use two digits rather that four to identify a year. Date-sensitive systems may recognise the year 2000 as 1900 or as some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failures which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

                              [LETTERHEAD OF KPMG]


AUDITORS' REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Brocker Investments Ltd as at March 31, 1998 and 1997 and the consolidated statements of earnings, retained earnings and changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 1998 and 1997 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.


Chartered Accountants

/s/ KPMG.
Auckland, New Zealand
August 18, 1998

                            BROCKER INVESTMENTS LTD

                CONSOLIDATED BALANCE SHEETS (in Canadian Dollars)
                         AS AT MARCH 31, 1998 AND 1997



                                                      Note                    1998                      1997
                                                                                 $                         $
ASSETS
Current Assets
Cash                                                                       205,365                  602,233
Accounts receivable                                                     13,915,450                8,917,099
Other receivables                                       11               1,636,758                1,114,562
Inventories                                                              9,673,446                6,120,143
Deferred development costs                               5                 490,513                       --
Prepaid expenses and deposits                                              538,610                  197,664
Income taxes recoverable                                                   403,334                       --
Deferred tax asset                                                         214,231                   72,182
                                                                      --------------------------------------
                                                                        27,077,707               17,023,883

Capital Assets                                           4               3,679,572                1,174,875

Investment in Associated Company                         6                 263,113                       --

Goodwill (Net of accumulated
     amortisation of $779,583; 1997 $576,476)                            1,478,779                1,727,742
                                                                      --------------------------------------
                                                                      $ 32,499,171             $ 19,926,500
                                                                      ======================================
LIABILITIES

Current Liabilities
Accounts payable                                                        17,422,333               10,907,853
Accrued liabilities                                                      1,387,512                1,297,283
Rental finance liability                               7&8               1,094,464                       --
Financing facility                                       8               5,827,883                  998,485
Income taxes payable                                                            --                   73,959
Indebtedness                                             8                      --                  552,047
Current portion of long-term debt                        8                  44,303                   97,313
                                                                      --------------------------------------
                                                                        25,776,495               13,926,940
Long -Term Debt                                          8                 881,070                  115,005
                                                                      --------------------------------------
                                                                        26,657,565               14,041,945
                                                                      --------------------------------------

SHAREHOLDERS' EQUITY

Share Capital                                            9               5,367,730                5,263,740
Foreign Currency Translation Reserve                                      (881,364)                 (82,609)
Retained Earnings                                                        1,355,240                  703,424
                                                                      --------------------------------------
                                                                         5,841,606                5,884,555
                                                                      --------------------------------------
                                                                      $ 32,499,171             $ 19,926,500
                                                                      ======================================



Commitments                                             16
Contingencies                                           17
Subsequent Events                                       18

Signed on behalf of the Board

                            BROCKER INVESTMENTS LTD

            CONSOLIDATED STATEMENT OF EARNINGS (in Canadian Dollars)
                   FOR THE YEARS ENDED MARCH 31,1998 AND 1997


                                                              Note                   1998                   1997
                                                                                        $                      $

REVENUE
Sales                                                                          70,811,220             50,109,539
Cost of Goods Sold                                                             56,410,370             41,010,489
                                                                              ----------------------------------
Gross Margin                                                                   14,400,850              9,099,050
                                                                              ----------------------------------

Operating Expenses
Depreciation and amortisation                                                   1,692,585                429,875
Net interest expense                                                              668,845                161,764
Salaries and commissions                                                        6,431,431              4,307,111
Other operating expenses                                                        4,225,153              2,890,862
                                                                              ----------------------------------
Total operating expenses                                                       13,018,014              7,789,612
                                                                              ----------------------------------
Operating Income                                                                1,382,836              1,309,438
Equity accounted losses of associated company                    6                 79,953                     --
                                                                              ----------------------------------
Income before Income Tax Provision                                              1,302,883              1,309,438
Income Tax Provision                                            10                506,067                471,788
                                                                              ----------------------------------
Net Earnings for the year                                                     $   796,816            $   837,650
                                                                              ----------------------------------
Earnings Per Common Share                                        9                 $ 0.06                 $ 0.06
                                                                              ==================================

                             BROCKER INVESTMENTS LTD

       CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (in Canadian Dollars)
                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


                                              Note          1998           1997
                                                               $              $

Retained Earnings, Beginning of the year                 703,424        164,362

Net Earnings for the year                                796,816        837,650

Discount on redemption of preferred shares       9        50,000        (50,000)

Preferred dividends paid                                (195,000)      (248,588)
                                                     ---------------------------

Retained Earnings, End of the year                   $ 1,355,240    $   703,424
                                                     ===========================


     MOVEMENTS IN FOREIGN CURRENCY TRANSLATION RESERVE (in Canadian Dollars)
                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


                                                            1998           1997
                                                               $              $

Beginning of the year                                    (82,609)      (104,830)

Difference arising on the translation
  of foreign operations                                 (798,755)        22,221
                                                      -------------------------
End of the year
                                                       $(881,364)     $ (82,609)
                                                      ==========================

                            BROCKER INVESTMENTS LTD

 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (in Canadian Dollars)
                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


                                                                 Note                  1998                   1997
                                                                                          $                      $
CASH PROVIDED FROM (USED IN)
Operating Activities
Net profit for the year                                                             796,816             $   837,650
                                                                                ----------------------------------
Items not affecting cash
       Depreciation and amortisation                                              1,692,585                429,875
       Interest on rental finance                                                   205,089                     --
       Equity accounted loss of associate                                            79,953                     --
       Deferred tax                                                                (142,049)               (17,161)
       Loss on sale of capital assets                                                23,994                 73,280
       Unrealised foreign exchange gain                                             (46,558)               (88,144)
                                                                                ----------------------------------
                                                                                  1,813,014                397,850

Net change in non-cash components of working capital               14               781,545               (471,039)
                                                                                ----------------------------------
                                                                                  3,391,375                764,461
                                                                                ----------------------------------
INVESTING ACTIVITIES
Translation adjustment                                                             (798,755)                22,221
Purchase of net assets and goodwill by acquisition
 (including cash overdrafts of $97,174 and
  rental lease liabilities of $1,452,174 in 1998)                   3              (523,181)              (956,407)
Increase in rental assets, externally financed                                   (1,646,925)                    --
Purchase of capital assets                                                         (673,137)              (512,465)
Investment in associated company                                                   (343,066)                    --
Proceeds from sale of capital assets                                                 56,814                 69,229
                                                                                ----------------------------------
                                                                                 (3,928,250)            (1,377,422)
                                                                                ----------------------------------
FINANCING ACTIVITIES
Proceeds from issuance of share capital                                             625,900                899,123
Issue of shares for acquisitions                                                     71,139                322,537
Amount owing in relation to purchase of Industrial
  Communications Service Limited                                                   (398,710)               398,710
Redemption of preferred shares                                                     (593,049)              (500,000)
Premium on redemption of preferred shares                                            50,000                (50,000)
Dividends paid                                                                     (195,000)              (248,588)
Increase in rental finance liability                                7               694,862                     --
Decrease in other long-term debt                                                   (107,793)                65,256
                                                                                ----------------------------------
                                                                                    147,349                887,038
                                                                                ----------------------------------
Increase/(Decrease) in Cash                                                        (389,526)               274,077
Cash at Beginning of the year*                                                      594,891                320,814
                                                                                ----------------------------------
Cash at End of the year*                                                        $   205,365            $   594,891
                                                                                ==================================


*In 1997 cash includes cash less bank indebtedness, net of amounts acquired in the purchase of Industrial Communications Service Limited.

                            BROCKER INVESTMENTS LTD

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


1.   BASIS OF PRESENTATION

     Brocker Investments Ltd, the Company, was incorporated under the Business Corporation Act (Alberta) on November 25, 1993, and obtained its listing on the Alberta Stock Exchange on April 14, 1994.

     On February 28, 1998 the Company transferred its listing to the Toronto Stock Exchange.

     These financial statements have been prepared in accordance with the generally accepted accounting principles of Canada.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Principles of Consolidation

          The consolidated financial statements include the financial statements of the Company and all of its subsidiary companies since the dates of their acquisition. Its wholly owned subsidiaries, all of which are consolidated using the purchase method, are as follows:

               Brocker  Investments  (NZ) Limited
               Brocker  Investments (Australia) Pty  Limited
               Sealcorp  Computer  Products Limited
               Sealcorp  Technologies Group Limited
               Sealcorp Australia Pty Limited (formerly TGE Pty Limited) Easy PC Computer Rentals Limited
               Image Craft Limited (formerly NZ Online Limited)
               Industrial  Communications Service Limited
               Parrilott  Pty  Limited
               Powercall Technologies Limited
               Northmark Technologies Limited

          During  the  year  Brocker   Investments   Ltd  took  a  20%  founding
          shareholding in Highway Technologies Limited. This investment has been recorded using the equity method.

     b)   Goodwill

          The excess of cost over the fair value of identifiable net assets of subsidiaries acquired is recorded as goodwill and is amortised on a straight-line basis over its estimated useful life, considered to be five to ten years. On an ongoing basis, management reviews the valuation and amortisation of goodwill taking into consideration any events and circumstances which might have impaired the fair value.

          Where an acquisition price is contingent on a future event or events, no goodwill is recognised until the final acquisition price can be reasonably determined.

     c)   Foreign Currency

          Foreign currency transactions are recorded at the exchange rates in effect at the date of settlement. Monetary assets and liabilities arising from trading are translated at closing rates. Gains and losses due to currency fluctuations on these items are included in the statement of earnings.

          The financial statements of foreign operations are translated to Canadian dollars using weighted average exchange rates for the year for items included in the statement of earnings, year end rates for assets and liabilities included in the balance sheet and historical rates for equity transactions. The cumulative translation adjustment represents the deferred foreign exchange gain or loss on the translation of the financial statements.

                            BROCKER INVESTMENTS LTD

                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

          The following rates were used in the preparation of the financial statements:

             New Zealand dollar          Average rate           Rate at March 31
                    1998                    0.8833                   0.7816
                    1997                    0.9338                   0.9490

              Australian dollar          Average rate           Rate at March 31
                    1998                    1.0055                   0.9408
                    1997                    1.0680                   1.0736

     d)   Inventories

          Inventories principally comprise finished goods and are carried at the lower of cost and net realisable value. Cost is determined on a weighted average or first in first out basis.

     e)   Capital Assets

          Capital assets are recorded at cost. Depreciation is calculated on a declining balance basis (except for leasehold improvements where a straight line basis is used) using the following rates:

                   Office equipment                                        20%
                   Vehicles                                         20 and 26%
                   Furniture and fixtures                                  20%
                   Computer hardware                                       20%
                   Computer software                                       40%
                   Plant and Equipment                                20 - 26%
                   Leasehold improvements                      Period of lease
                   Computer hardware held for rental           Period of lease

     f)   Revenue recognition

          The Company earns substantially all of its revenue for the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers.

     g)   Research and development expenditures

          Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortisation. Deferred development costs are amortised over the life of the developed product, currently a maximum of 3 years.

     h)   Deferred Income Taxes

          The Company follows the deferral method of income tax allocation such that deferred income taxes are recognised when income and expense items are reported for income tax purposes in years different from those in which they are recorded for financial reporting purposes.

     i)   Earnings Per Share

          Earnings per share have been calculated based on the weighted average number of common shares outstanding. The fully diluted earnings per share have been calculated based on the assumption that all vested options would have been exercised.

          Common shares to be issued, or held in escrow, in respect of the settlement of earn-out consideration in relation to acquisitions are only taken into account in the calculation of earnings per share once the number of shares can be reasonably determined.

     j)   Use of estimates

          The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            BROCKER INVESTMENTS LTD

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


3.   ACQUISITIONS

     Powercall Technologies Limited

     On May 10, 1997 Brocker Investments (NZ) Limited acquired the net assets of Powercall Limited and Powercall Services Limited for an initial cash consideration of NZ$4,948 and 27,440 common shares. Powercall Technologies Limited is principally involved with the design and development of telecommunication systems.

     Total purchase price of the entity is based on the lesser of a four times multiple of the cumulative cash earned by the company for the years ended March 31, 1998 to 2001 or a twelve times multiple of the profit for the year ended March 31, 2001. The purchase price is limited to a maximum of NZ$20m. An additional one year is then allowed for this price to be earned out by the company. That is the maximum price must be subsequently earned by the company, during the earn out period, before it is payable.

     Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the end of the earn out period.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                                     $
              Capital assets                                   180,582
              Net current liabilities                         (124,556)
              Goodwill attributed                                7,535
                                                            ----------
              Consideration paid                                63,561

     Additional future consideration will be added to goodwill when it becomes determinable.

     Easy PC Computer Rentals Limited

     On July 10, 1997 Brocker Investments (NZ) Limited acquired Easy PC Computer Rentals Limited for an initial cash consideration of NZ$71,183 and 8,128 common shares. In addition an advance on the final price was paid to the previous shareholders of NZ$150,000. This amount is repayable to the company based on the earn out details below, and is included within prepaid expenses and deposits. Easy PC Computer Rentals Limited is involved in the rental of computer equipment.

     The maximum purchase price payable is based on the profit earned by the company for the year ended March 31, 1998 at a four times multiple. Additional consideration, however, is only payable based on the cash earned by the company for the years ended March 31, 1999 to 2000, being the earn out period. That is the maximum price must be subsequently earned by the company, during the earn out period, before it is payable.

     Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the end of the earn out period.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:
                                                                            $
              Capital assets                                          248,576
              Rental assets, externally financed (Note 7)           1,452,174
              Rental finance liability (Note 7)                    (1,452,174)
              Net current liabilities                                (253,602)
              Goodwill attributed                                      73,846
                                                                   ----------
              Consideration paid                                       68,820

     Additional future consideration will be added to goodwill when it becomes determinable.

                            BROCKER INVESTMENTS LTD

                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


3.   ACQUISITIONS (continued)

     Image Craft Limited (formerly New Zealand On-line Limited)


     On December 24, 1997 Brocker Investments (NZ) Limited acquired Image Craft Limited and its subsidiary company Parrilott Pty Limited for an initial cash consideration of NZ$500,000.

     Image Craft Limited and Parrilott Pty Limited are principally involved in the design and implementation of image processing and storage equipment for the photographic industry.

     The maximum purchase price payable is based on the profit earned by the company for the year ended March 31, 1998 at a four times multiple. Additional consideration, however, is only payable based on the cash earned by the company for the years ended March 31, 1999 to 2000, being the earn out period. That is the maximum price must be subsequently earned by the company, during the earn out period, before it is payable.

     Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the end of the earn out period.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                           $
              Net current assets                      65,648
              Capital assets                         278,372
              Goodwill attributed                     46,780
                                                    --------
              Consideration paid                     390,800


     Additional future consideration will be added to goodwill when it becomes determinable.

     1997 Acquisitions

     The principal acquisition during 1997 was the purchase, on March 31, 1997, of Industrial Communications Service Limited by Brocker Investments (NZ) Limited for an initial cash consideration of NZ$387,998 and 195,477 common shares.

     Industrial Communications Service Limited is involved in the servicing of telecommunication related equipment and the design and implementation of cellular based telecommunication solutions.

     The   maximum   purchase   price   payable  is   NZ$2,084,998.   Additional
     consideration, however, is only payable based on the cash earned by the company for the years ended March 31, 1998 to 1999, being the earn out period. That is any additional consideration must be subsequently earned by the company, during the earn out period, before it is payable.

     All additional consideration will be satisfied by the issue of common shares which are held in escrow until the end of the earn out period. The company has not achieved, in the current financial year, a level of profitability that warrants the release of any shares currently held in escrow.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                           $
              Net current assets                     399,083
              Capital assets                         322,164
              Goodwill attributed                         --
                                                     -------
              Consideration paid                     721,247

     Additional future consideration will be added to goodwill when it becomes determinable.

                            BROCKER INVESTMENTS LTD

                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997

4.    CAPITAL ASSETS

                                                                                              1998
                                                                         Cost             Accumulated             Net Book
                                                                                           Depreciation             Value
      Office equipment
      - leased                                                           29,598                14,039                15,559
      - non-leased                                                      218,228                82,476               135,752

      Vehicles
      - leased                                                           69,718                24,871                44,847
      - non-leased                                                      138,823                74,633                64,190

      Furniture and fixtures
      - leased                                                           35,598                 4,041                31,557
      - non-leased                                                      349,516               118,955               230,561

      Computer hardware
      - leased                                                           15,659                 2,349                13,310
      - non-leased                                                    1,243,415               562,767               680,648
      - held for rental                                                 360,951                75,233               285,718

      Computer software                                                 119,265                52,745                66,520

      Plant and Equipment                                               247,240               150,947                96,293

      Leasehold improvements                                            126,156                26,851                99,305
                                                                     ------------------------------------------------------
                                                                      2,954,167             1,189,907             1,764,260
      Computer hardware held for rental, externally
      financed (Note 7)                                               2,786,167               870,855             1,915,312
                                                                     ------------------------------------------------------

                                                                     $5,740,334            $2,060,762            $3,679,572
                                                                     ======================================================



                                                                                              1997
                                                                         Cost             Accumulated             Net Book
                                                                                           Depreciation             Value
      Office equipment
      - leased                                                           21,822                10,593                11,229
      - non-leased                                                      204,195                59,289               144,906

      Vehicles
      - leased                                                          213,783                81,997               131,786
      - non-leased                                                      111,543                39,368                72,175

      Furniture and fixtures
      - leased                                                               --                    --                    --
      - non-leased                                                      347,710                96,214               251,496

      Computer hardware
      - leased                                                            3,628                   689                 2,939
      - non-leased                                                      682,022               299,220               382,802

      Computer software                                                  66,199                30,828                35,371

      Plant and Equipment                                               257,947               152,204               105,743

      Leasehold improvements                                             53,054                16,626                36,428
                                                                     $1,961,903            $  787,028            $1,174,875
                                                                     ------------------------------------------------------
                                                                     $1,961,903            $787,028              $1,174,875
                                                                     ======================================================

                            BROCKER INVESTMENTS LTD

                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997

5.   DEFERRED DEVELOPMENT COSTS

                                                         1998             1997
                                                            $                $

     Development costs deferred during the year       521,428               --
     Amortised as at March 31, 1998                   (30,915)              --
                                                     -------------------------
                                                      490,513               --
                                                     =========================

     Development costs deferred principally relate to the development of software applications.

6.   INVESTMENT IN ASSOCIATED COMPANY

     During the year Brocker Investments (NZ) Limited took a 20% founding shareholding in Highway Technologies Limited. This Company has developed new technology capable of providing transport and highway management, operation and funding solutions.

                                                         1998             1997
                                                            $                $

     Carrying value of investment
     Cost of investment                                87,366               --
     Equity accounted losses                          (79,953)              --
                                                     =========================
                                                        7,413               --

     Amounts owing from associate
     In addition to the investment, Brocker Investments (NZ) Limited has entered an agreement to loan Highway Technologies Limited funds during the Company's establishment phase up to a maximum of NZ$1.5m. Interest is payable on these funds at 30% per annum. As at March 31, 1998 amounts advanced to Highway Technologies Limited amounted to NZ$327,151.

     Amounts owing from associate
       (Canadian dollars)                             255,700               --
                                                     -------------------------
                                                      263,113               --

7.   RENTAL FINANCE LIABILITY

     Easy PC Computer Rentals Limited, a subsidiary of Brocker Investments (NZ) Limited, acts as an intermediary between an independent finance company, which arranges finance for the purchase of equipment, and its customers. Under the finance agreements entered the finance company has recourse back to Easy PC Computer Rentals Limited for any defaulting customers.

     As at March 31, 1998 the total potential recourse was $1,915,312 spread over some 421 individual contracts. The level of defaults during this financial year was 7 contracts amounting to $7,000. Included within revenue is $1,075,944 in relation to income earned on these leases in the period since acquisition with a corresponding depreciation expense of $870,855 and interest charges of $205,089.

     Although the Directors do not consider this level of default to represent a substantial commercial risk the potential liability has been included within the consolidated balance sheet, matched by a corresponding capital asset, in accordance with generally accepted accounting principles.

                            BROCKER INVESTMENTS LTD

                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997

8.   INDEBTEDNESS

                                                                                     1998               1997
                                                                                        $                  $

     a)  Long Term Debt
         Rental finance liability, payable in New Zealand
         dollars, with an interest rate of 16.1% per
         annum (Note 7).                                                        1,915,312                 --

         Less:  Current portion                                                (1,094,464)                --
                                                                                ----------------------------
         Rental finance liability payable over 1 year                             820,848                 --

         Capital lease obligations payable in New Zealand dollars, with
         interest   rates   ranging  from  6.6%  to  14.5%  per  annum,
         collateralised by related
         assets, payable over 1 to 3 years.
                                                                                   49,813            145,888

         Less:  Current portion                                                   (44,303)           (97,313)
                                                                                ----------------------------
         Capital lease obligations payable over 1 year                              5,510             48,575
         Unsecured Term Liability, repayable in NZ$                                54,712             66,430
                                                                                ----------------------------

                                                                               $  881,070          $ 115,005
                                                                                ============================

     The total interest expense for the year in relation to long term debt was $207,048 ($4,989, 1997).

     Capital lease obligations are repayable as follows:

           1998                                  44,303
           1999                                   4,875
           2000                                     635
                                                -------
                                                 49,813

     b)   Bank Indebtedness, unsecured                                         $       --          $ 552,047
                                                                               =============================

             On acquisition of Industrial Communications Limited the Group assumed the liabilities of that Company. This debt was settled shortly after March 31, 1997.

     c)   Financing Facility                                                   $5,827,883          $ 988,485
                                                                               =============================

               Sealcorp Computer Products Limited,  Sealcorp  Telecommunications
               Group   Limited  and   Sealcorp   Australia   Pty  Limited   (all
               subsidiaries  of the  Company)  have  entered  into  a  financing facility  agreement  secured by a registered first debenture over the assets and  undertakings  of all Group  companies  except for
               Image Craft Limited and  Parrilott  Pty Limited.  As at March 31,
               1998  $5,827,883  ($998,485,  1997) was  outstanding  under  this
               NZ$11.5m facility (approximately C$9.0m).  Interest rates on this facility have ranged from 11.72% to 13.43%, during the year.

               As discussed in Note 18, subsequent to year end a new facility is being negotiated.


                            BROCKER INVESTMENTS LTD

                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


9.   SHARE CAPITAL

     a)   Authorised
          Unlimited number of common shares
          Unlimited number of Preferred  Shares
          10,000,000 Series A Preferred Shares 6 1/2% cumulative

                                                                               1998               1997
                                                                                  $                  $
          Issued and outstanding
          Common shares                                                   2,959,499          2,262,460
          Series A Preferred                                              2,450,000          3,043,049
          Less:  Share issue costs                                          (41,769)           (41,769)
                                                                          ----------------------------
                                                                         $5,367,730         $5,263,740
                                                                          ============================

     As at March 31, 1998 760,500 shares were being held in escrow pursuant to Escrow Agreements which provide for the release of such shares on a performance basis. In the prior year 5,383,000 shares were held in escrow.

     b)   Share Transactions


                                                               1998                            1997

     Common Shares                                      Shares          Amount          Shares         Amount
     Shares outstanding  - at March 31, 1997        10,315,477       2,262,460       8,741,000      1,040,800

     Issue of shares for acquisition of
     Industrial Communications (Note (i))              760,500       1,254,825         195,477        322,537

     Issue of shares for acquisition of
     Powercall Limited (Note (ii))                      27,440          54,880              --             --

     Issue of shares for acquisition of Easy PC
     Computer Rentals Limited (Note (ii))                8,128          16,259              --             --

     Issue of shares in settlement of PCS
     acquisition (Note (iii))                               --              --         220,000        204,423

     Exercise of share warrants                        450,000         495,000              --             --

     Exercise of stock options                         143,000         130,900       1,159,000        694,700
                                                    ---------------------------------------------------------

     Shares issued - at March 31, 1998
                                                    11,704,545       4,214,324      10,315,477      2,262,460

     Acquisition shares held in escrow (Note(i))      (760,500)     (1,254,825)             --             --
                                                    ---------------------------------------------------------

     Shares outstanding - at March 31, 1998         10,944,045    $  2,959,499      10,315,477   $  2,262,460
                                                    =========================================================


(i) During the year share script was issued in respect of the acquisition of Industrial Communications Service Limited. These shares are currently held in escrow and are only released as earn-out provisions are achieved. These will be issued at $1.65 per share but as at March 31, 1998 no earn-out targets have been met, resulting in a prescribed value of nil.

(ii) Also during the year the Company acquired Easy PC Computer Rentals Limited and the net assets of Powercall Limited with part of the first tranche of the acquisition price being settled by shares.

(iii) During 1997 the Company completed the settlement of the acquisition of Personal Computer Systems Limited, with the issuance of 220,000 common shares.


                                                       1998                          1997

     Preferred Shares                          Shares         Amount         Shares         Amount
     Series A shares outstanding at
     March 31, 1997                         3,043,049      3,043,049      3,543,049      3,543,049

     Redeemed at $1.00                       (593,049)      (593,049)      (500,000)      (500,000)
                                        -----------------------------------------------------------
     Series A shares outstanding at
     March 31,1998                          2,450,000    $ 2,450,000      3,043,049    $ 3,043,049
                                        ==========================================================


     In 1995 the Company acquired Brocker Investment (NZ) Limited and a liability was established in the accounts for the purchase consideration. In 1996 the liability was satisfied by the issuance of Series A preferred shares.

                             BROCKER INVESTMENTS LTD

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


9.   SHARE CAPITAL (continued)

          During the year 593,049 of these shares were redeemed at $1.00 per share. The rate of any premium on redemption, and the redemption itself, is at the discretion of the Company. It was agreed by the preferred shareholders that a premium paid on redemption during 1997 of $50,000 should be clawed back. This was performed by reducing the cash paid on redemption during 1998 by the same $50,000. This adjustment has been credited directly against the retained earnings of the Company.

          Also during the year a dividend was paid at 7.5% of preferred shares outstanding at September 30, 1997. The current dividend rate is 6.5%, cumulative.

          Any holder of preferred shares may convert their shares to fully paid common shares at the following conversion prices, which are dependent upon when the date of notice to convert is received by the Company:


          Date notice received                                     Conversion rate
          After March 31, 1998 and on or before March 31, 2000     Market value of common shares at April 1, 1998
          After March 31, 2000 and on or before March 31, 2001     Market value of common shares at April 1, 2000


     c)   Unexercised Options

          There are a total of 287,000 outstanding and unexercised stock options (350,000, 1997); held by the Directors of the Company as follows:

                  Number of options    Exercise price          Expiry date
                      57,000               $1.31             November 1, 2001
                      150,000              $1.18             November 1, 2001
                      30,000               $1.90             November 1, 2002
                      50,000               $1.99             January 26, 2003

          An additional 647,000 unexercised stock options (262,000 - 1997) are held by employees of the Group as follows:

                  Number of options     Exercise price         Expiry date
                      12,000                $0.30            December 31, 1999
                      250,000               $1.18            November 1, 2001
                      335,000               $1.90            November 1, 2002
                      50,000                $1.99            January 26, 2003

     d)   Outstanding Warrants

          There are no (450,000, 1997) outstanding warrants at March 31, 1998. All warrants existing at March 31, 1997 having been exercised at $1.10.

     e)   Earnings Per Common Share

          Earnings per share has been calculated on the basis of the weighted average number of common shares outstanding for the year. Net income has been adjusted for dividends paid on preferred shares of $195,000 ($248,588, 1997).

                                                              1998          1997
          Weighted average number of shares             10,516,318     9,425,583
          Net income attributable to shareholders
          after deduction of preference dividends         $601,816      $589,062
          Basic earnings per share                           $0.06         $0.06

          For the current financial year the effect on earnings per share of the exercise of outstanding options and conversion of preferred shares, for the calculation of fully diluted earnings per share, is anti-dilutive.

                            BROCKER INVESTMENTS LTD

                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997

     10.  INCOME TAX


                                                                1998       1997
                                                                   $          $

          Expected income tax expense calculated at the
          Statutory Rate on Earnings before Taxation         583,691    580,081

          Adjusted for the tax effect of:
             Amortisation of goodwill                         95,497     88,239
             Canadian parent Company losses not
             available for offset with foreign income         14,784         --
             Adjustment for foreign tax rates               (203,896)  (162,140)
             Other                                            15,991    (34,392)
                                                           ---------------------

          Income tax expense                                 506,067    471,788
                                                           =====================

          Total income tax expense is made up of:
             Current taxation                                648,116    488,949
             Deferred taxation                              (142,049)   (17,161)
                                                           ---------------------
                                                             506,067    471,788
                                                           =====================


     11.  RELATED PARTY TRANSACTIONS

          a) During the year, the Group provided an interest free short-term advance to the Chief Executive Officer of the Company. The balance outstanding at March 31 1998 was $5,778 ($71,390,1997). This balance is included in other receivables.

               The Chief Executive Officer has also borrowed $94,817 from the Group. Interest is currently charged on this amount at 9.94% and the loan is unsecured and is repayable on demand. The maximum amount outstanding during the year in respect of this loan was $94,817, and interest charged amounted to $233.

          b) The Chief Executive Officer of the Company, as at March 31, 1998, held 1,148,453 (1,344,153, 1997) preferred shares. During the year 195,700 of these shares were redeemed and settled by cash of $173,614 and a dividend of $86,134 paid.

          c) Directors of the Company have exercised stock options. The funds required to exercise these options have been loaned to the Directors by Brocker Investments (NZ) Limited.

               As at March 31, 1998 the amount outstanding was $715,801 ($691,698, 1997). The current market value of the shares, held as security over these loans is in excess of $1.3m. Interest of $22,263 was charged during the year. This balance is included in other receivables. The maximum amount outstanding during the year in respect of these loans was $715,801.

               The loan to each Director is repayable on demand or within 30 days of the individual ceasing to be an employee of the Company or one of its subsidiaries. The beneficial ownership of the shares are held as security over the loan, and the Company retains the right to either sell or cancel the shares to settle any outstanding amounts and the employee may not sell or transfer the shares prior to settlement of the amounts outstanding.

          e) Directors, of various subsidiary companies, have advances owing as at March 31, 1998 totaling $105,412. In all cases these Directors were shareholders of the subsidiary prior to acquisition by Brocker Investments (NZ) Limited. The amounts outstanding will be repaid as the acquisitions are settled. No interest is charged on the amounts outstanding and the balance is included in other receivables.

          f) A number of Group companies transact business with each other on a regular basis. These transactions are entered into on normal commercial terms and are eliminated on consolidation.

          Unless otherwise stated the maximum amount outstanding during the year was the higher of the balance at March 31, 1998 or March 31, 1997.

                            BROCKER INVESTMENTS LTD

                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


     12.  EMPLOYEE SHARE OWNERSHIP PLAN

          In November 1996 the Company established a scheme, approved by the Stock Exchange, to enable a number of senior management employees to acquire stock options in the Company. Brocker Investments (NZ) Limited has provided financial assistance to some of these employees to exercise the options offered.

          The loan to each employee is repayable on demand or within 30 days of the individual ceasing to be an employee of the Company or one of its subsidiaries. The beneficial ownership of the shares are held as security over the loan, and the Company retains the right to either sell or cancel the shares to settle any outstanding amounts and the employee may not sell or transfer the shares prior to settlement of the amounts outstanding.

          As at March 31, 1998 the amounts outstanding in respect of these shares amounted to $130,855 ($391,243, 1997) and is included within other receivables. Interest of $17,794 was charged on these loans during the year. The current market value of the shares held as security is in excess of $470,000.

          The maximum amount outstanding during the year was $391,243.

     13.  SEGMENTED OPERATIONS

          The Group operates in two geographical segments, New Zealand and Australia. The Canadian operations shown relate to administrative items only.


1998                                         Canada           New Zealand            Australia                 Total
--------------------------------------------------------------------------------------------------------------------
Sales                                            --            57,281,846           13,529,374            70,811,220
--------------------------------------------------------------------------------------------------------------------
Net profit/(loss)                           (33,001)            1,208,407             (378,590)              796,816
--------------------------------------------------------------------------------------------------------------------
Depreciation and amortisation                    --             1,629,985               62,600             1,692,585
--------------------------------------------------------------------------------------------------------------------
Identifiable assets                       4,239,487            25,684,490            2,575,194            32,499,171
--------------------------------------------------------------------------------------------------------------------

1997                                         Canada           New Zealand            Australia                 Total
--------------------------------------------------------------------------------------------------------------------
Sales                                            --            38,237,323           11,872,216            50,109,539
--------------------------------------------------------------------------------------------------------------------
Net profit/(loss)                           (82,606)            1,118,195             (197,939)              837,650
--------------------------------------------------------------------------------------------------------------------
Depreciation and amortisation                    --               381,447               48,428               429,875
--------------------------------------------------------------------------------------------------------------------
Identifiable assets                          30,662            14,500,039            5,395,799            19,926,500
--------------------------------------------------------------------------------------------------------------------


The Group operates in three industry segments, being the distribution and sale of computer hardware and software, technical support and services and software application design and development. The corporate services operation shown relate to the Group's administrative functions in Canada and New Zealand.


         1998                          Sales &       Technical      Application       Corporate    Inter-Company
                                  Distribution        Services      development        Services                             Total
---------------------------------------------------------------------------------------------------------------------------------
Sales                               72,356,139       2,331,371          623,046              --       (4,499,336)      70,811,220
---------------------------------------------------------------------------------------------------------------------------------
Net profit/(loss)                    2,555,089         (28,671)          96,344      (1,825,946)              --          796,816
---------------------------------------------------------------------------------------------------------------------------------
Depreciation and
amortisation                         1,470,999          90,513           87,274          43,799               --        1,692,585
---------------------------------------------------------------------------------------------------------------------------------
Identified Assets                   33,281,993         441,775          306,213      (1,530,810)              --       32,499,171
---------------------------------------------------------------------------------------------------------------------------------

The Group operated solely in the sales and distribution industry in the prior year.

                            BROCKER INVESTMENTS LTD

                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


     14.  NET CHANGE IN NON-CASH COMPONENTS OF WORKING CAPITAL

          The  net  decrease  in  non-cash   working  capital  consists  of  the
          following:

                                                         1998             1997

                                                   Net Change       Net Change
          Accounts receivable                      (4,870,544)      (3,422,827)
          Other receivables                          (624,903)        (941,719)
          Inventory                                (3,508,527)      (1,741,292)
          Prepaid expenses                           (336,650)         (69,503)
          Deferred development costs                 (514,857)              --
          Indebtedness                               (537,841)              --
          Financing facility                        4,890,255          998,485
          Accounts payable                          6,664,528        4,695,303
          Accrued liabilities                          91,366          220,737
          Income taxes payable                       (471,278)        (210,223)
                                                  -----------------------------
          Total                                   $   781,549     $   (471,039)
                                                  =============================

     15.  FINANCIAL INSTRUMENTS

          Currency Risk

          The nature of activities and management policies with respect to financial instruments are as follows:

          i)   Currency

               The Group uses a very limited number of forward exchange contracts and currency options to hedge purchases of inventory in foreign currencies. The Group's exchange rate commitments are intended to minimise the exposure to exchange rate movement risk on the cost of the Group's products and on the price it is able to sell those products to its customers. The Group does not use foreign exchange instruments for trading or any other purpose.

               During the current financial year the average value of these contracts amounted to $1,232,000 and were entered as a hedge against New Zealand purchases made in Australian dollars.

          ii)  Concentration of credit risk

               In the normal course of business, the Group incurs credit risk from trade debtors and transactions with financial institutions. The Group has a credit policy which is used to manage the risk. As part of this policy, limits on exposure with counterparties have been set and are monitored on a regular basis. Anticipated bad debt losses have been provided for in the allowance for doubtful accounts.

               The Group has no significant concentrations of credit risk. The Group does not consider that they require any collateral or security to support financial instruments due to the quality of financial institutions and trade debtors.

          iii) Fair values

               The fair values of the Group's cash accounts and other receivables, bank, indebtedness, accounts payable, accrued liabilities and lease obligations approximate their carrying values given their short term nature. The carrying value of the demand debenture and capital leases, as disclosed in note 8, also approximate their fair value as do amounts owing by shareholders.

     16.  COMMITMENTS

          a) As at March 31, 1998 Brocker Investments (NZ) Limited had entered into an unconditional agreement to purchase new premises in Auckland, New Zealand. The balance owing for settlement, due September 30, 1998, is $2,508,936. As at March 31, 1998 deposits of $148,504 had been paid and are included within prepaid expenses and deposits.

          b) BrockerInvestments (NZ) Limited has entered into a number of acquisitions where the final acquisition price is dependent on the occurrence of future events. This contingent purchase price is calculated based on cash flow earned for a given period, and is settled by way of shares issued but held in escrow.

               Shares are released from escrow based on cash flows, as defined with each party, earned by the subsidiary over a varying number of years following acquisition, being the "earn-out" period.

               As at March 31, 1998 the following earn-outs were in existence.

               Subsidiary                         Acquisition price and earn
                                                  -out provisions
               -----------------------------------------------------------------
               Industrial  Communications         Service     Limited    Maximum
                                                  purchase price established and
                                                  shares   issued  and  held  in
                                                  escrow    (refer    Note   9).
                                                  Earn-out based on defined cash
                                                  flow earned in financial years
                                                  ended  March  31,  1998 - 1999
                                                  (Note 3).
               -----------------------------------------------------------------
               Powercall Technologies Limited     Shares  to be held  in  escrow
                                                  based  on the  lessor  of four
                                                  times the cumulative cash flow
                                                  earned  for  the  years  ended
                                                  March  31,  1998  to  2001  or
                                                  twelve  times  profit  for the
                                                  year  ended  March  31,  2001,
                                                  limited  to  NZ$20m.  Earn-out
                                                  based  on  defined  cash  flow
                                                  earned  in   financial   years
                                                  ended  March  31,  1998 - 2002
                                                  (Note 3).
               -----------------------------------------------------------------
                Easy PC Computer Rentals Limited  Shares  to be held  in  escrow based on cash flow  earned for
                                                  the year ended March 31, 1998.
                                                  Earn-out based on defined cash
                                                  flow earned in financial years
                                                  ended March 31, 1999 - 2000
               -----------------------------------------------------------------
               Image Craft Limited                Shares  to be held  in  escrow
                                                  based on cash flow  earned for
                                                  the year ended March 31, 1998.
                                                  Earn-out based on defined cash
                                                  flow earned in financial years
                                                  ended  March  31,  1999 - 2000
                                                  (Note 3).
               -----------------------------------------------------------------

          c) Group companies operate from leased premises and have other obligations under operating leases requiring annual repayments as follows:

                       1999                     $548,629
                       2000                     $384,658
                       2001                     $280,120
                       2002                     $216,120
                       2003                     $145,085
                       Thereafter                     --

     17.  CONTINGENT LIABILITIES

          In the general course of business disputes may arise with customers and other third parties. The Directors consider adequate provision has been made for all such instances.

     18.  SUBSEQUENT EVENTS

          a) Subsequent to the year end, the company has been informed by the financial institution with provides the Group's New Zealand and Australian financing facilities that it is withdrawing from the New Zealand market. The company is in discussion with a new financial institution in respect of its New Zealand operations and has received outline proposals that are currently before the institution's credit committee for approval. The Management anticipates that this formal approval will be received shortly. The existing finance company is not withdrawing from the Australian market and therefore wishes to continue to finance the Group's Australian operation.

          b) Also subsequent to year end the Group acquired Pritech Corporation Limited and Microchannel Limited. Initial cash consideration paid for these acquisitions has been NZ$265,620. The final acquisition price of these companies is based on the future earnings of these entities.

                              [LETTERHEAD OF KPMG]

                       Consolidated Financial Statements
                            Brocker Investments Ltd.
                      For the Period Ended March 31, 1997


Auditors' Report To The Shareholders

     We have audited the consolidated balance sheet of Brocker Investments Ltd as at March 31, 1997, and the consolidated statements of earnings, retained earnings and changes in financial position for the year then ended. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we paln and perform an audit to obtain reasonable assurance whether the financial statements are free of materal misstatement. An audit also includes assessing the accounting principles used and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluatring the overall financial presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company, as at March 31, 1997 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.


/s/ KPMG

Chartered Accountants
Auckland, New Zealand
August 8, 1997

                            Brocker Investments Ltd.

                Consolidated Balance Sheet (in Canadian Dollars)
            As at March 31, 1997, with Comparative Figures for 1996

                                                   Note           1997           1996
                                                                     $              $
Assets
     Current Assets
     Cash                                                      602,233        320,814
     Accounts receivable                                     8,917,099      5,088,236
     Other receivables                              7,8      1,114,562        187,425
     Inventories                                             6,120,143      3,633,796
     Prepaid expenses                                          197,644        122,734
                                                           -----------    -----------
                                                            16,951,701      9,353,005

     Deferred Tax Asset                               6         72,182         55,021
     Capital Assets                                   3      1,174,875        682,517
     Goodwill (Net of accumulated
          amortization of $576,476;
          1996 $434,506)                                     1,727,742      1,634,551
                                                           -----------    -----------
                                                            19,926,500     11,725,094
                                                           ===========    ===========

Liabilities
     Current Liabilities
     Bank Indebtedness                                4        552,047             --
     Financing Facility                               4        998,485             --
     Accounts payable                                       10,907,853      6,094,528
     Accrued liabilities                                     1,297,283        572,793
     Income taxes payable                             6         73,959        309,099
     Current portion of long-term debt                4         97,313         35,098
                                                           -----------    -----------
                                                            13,926,940      7,011,518

     Long -Term Debt                                  4        115,005        111,964
                                                           -----------    -----------
                                                            14,041,945      7,123,482
                                                           ===========    ===========

Shareholders' Equity
     Share Capital                                    5      5,263,740      4,542,080
     Foreign Currency Translation Reserve                      (82,609)      (104,830)
     Retained Earnings                                         703,424        164,362
                                                           -----------    -----------
                                                             5,884,555      4,601,612
                                                           -----------    -----------
                                                            19,926,500     11,725,094
                                                           ===========    ===========

Signed on behalf of the Board


/s/
 ...................................          Director


/s/
 ...................................          Director

                            Brocker Investments Ltd.

            Consolidated Statement of Earnings (in Canadian Dollars)
      For the Year Ended March 31, 1997, with Comparative Figures for 1996

                                                        Note          1997           1996
                                                                         $              $

Revenue
     Sales                                                      50,037,850     22,888,482
     Other                                                          71,689         43,332
                                                               -----------    -----------
                                                                50,109,539     22,931,814

     Cost of Goods Sold                                         41,010,489     17,443,040
                                                               -----------    -----------
     Gross Margin                                                9,099,050      5,488,774
                                                               ===========    ===========

Operating Expenses
     Bad debts                                                     331,534        135,493
     Consulting fees                                               387,145        327,273
     Depreciation and amortisation                                 429,875        364,546
     Marketing                                                     128,462        111,890
     Motor vehicle                                                 130,033         81,309
     Office and other administartion expenses                    1,125,733        604,341
     Professional fees                                             166,341        164,416
     Rental and operating lease costs                              402,755        233,652
     Salaries and commissions                                    4,307,111      2,495,748
     Telephone                                                     362,806        225,769
                                                               -----------    -----------
                                                                 7,771,795      4,744,437
                                                               -----------    -----------
Operating Earnings                                               1,327,255        744,337
                                                               ===========    ===========

Other Income (Expense)
     Interest expense                                             (143,947)      (161,689)
     Realized foreign exchange gain                                 37,986             --
     Unrealized foreign exchange gain                               88,144         (8,557)
                                                               -----------    -----------
                                                                   (17,817)      (170,246)
                                                               -----------    -----------
Earnings before Income Tax                                       1,309,438        574,091
Income  Tax Provision                                     6       (471,788)      (250,740)
                                                               -----------    -----------
Net Earnings                                                       837,650        323,351
                                                               ===========    ===========
Earnings Per Common Share -- Basic                        5           0.09           0.04
                                                               -----------    -----------
                          -- Fully Diluted                5           0.07           0.03
                                                               -----------    -----------

                            Brocker Investments Ltd.

        Consolidated Statement of Retained Earnings (in Canadian Dollars) For the Year Ended March 31, 1997, with Comparative Figures for 1996


                                               Note         1997           1996
                                                               $              $

Retained Earnings, beginning of the year                 164,362       (158,989)

Net Earnings                                             837,650        323,351

Premium on redemption of preferred shares        5       (50,000)            --

Preferred share--Dividends paid                         (248,588)            --
                                                        --------       --------
Retained Earnings, nnd of the year                       703,424        164,362
                                                        ========       ========

                            Brocker Investments Ltd

 Consolidated Statements of Changes in Financial Position (in Canadian Dollars)
      For the Years Ended March 31, 1997, with comparative figures for 1996


                                                              Note         1997          1996
                                                                              $             $
Cash Provided From (Used in)
Operating Activities
Net profit for the year                                                 837,650       323,351
                                                                     ----------    ----------
Items not affecting cash
       Depreciation and amortisation                                    429,875       364,546
       Deferred tax                                                     (17,161)      (55,021)
       Loss on sale                                                      73,280            --
       Unrealised foreign exchange gain                                 (88,144)           --
                                                                     ----------    ----------
                                                                        397,850       309,525
                                                                     ==========    ==========

Net change in non-cash components of working capital           10      (471,039)   (2,303,436)
                                                                     ----------    ----------
Investing Activities
Cumulative translation adjustment                                        22,221      (115,425)
Purchase of net assets of ICS (1996-PCS)                               (721,247)     (367,037)
Purchase of fixed assets                                               (512,465)           --
Proceeds from sale of fixed assets                                       69,229        16,428
Purchase of intangible assets                                          (235,160)           --
                                                                     ----------    ----------
                                                                     (1,377,422)     (466,034)
Financing Activities
Proceeds from issuance of share capital                                 399,123     3,353,050
Issue of shares on purchase of ICS                                      322,537            --
Amounts owing in relation to purchase of ICS                            398,710            --
Premium on redemption of preferred shares                               (50,000)           --
Dividends paid                                                         (248,588)           --
Increase  in  long-term debt                                             65,256    (1,025,788)
                                                                     ----------    ----------
                                                                        887,038     2,527,262
                                                                     ==========    ==========
(Decrease) in Cash                                                      274,077       390,668
Cash at Beginning of the Year**                                         320,814       (69,854)
                                                                     ----------    ----------
Cash at End of the Year*                                                594,891       320,814
                                                                     ==========    ==========

* The net assets of ICS include capital assets of $322,164, inventories of $745,055 and working capital of ($345,972).

** Cash includes cash less bank indebtedness, net amounts aquired in the purchase of ICS.

                            Brocker Investments Ltd.

                   Notes to Consolidated Financial Statements
                       For the Year Ended March 31, 1997


1    BASIS OF PRESENTATION

     Brocker Investments Ltd. was incorporated under the Business Corporation Act (Alberta) on November 25, 1993, and obtained its listing on the Alberta Stock Exchange on April 14, 1994.

2    SIGNIFICANT ACCOUNTING POLICIES

a)   Principles of Consolidation

     The consolidated financial statements include the financial statements of the Company and all of its subsidiary companies since the dates of their acquisition. Its wholly owned subsidiaries, all of which are consolidated using the purchase method, are as follows:

                                                        Country of Incorporation

     Brocker Investments (NZ) Limited                   New Zealand
     Brocker Investments (Australia) Pty Limited        Australia
     Sealcorp Computer Products Limited                 New Zealand
     Sealcorp Pty Limited (formerly TGE Pty Limited)    Australia
     Industrial Communications Service Limited          New Zealand
     Northmark Technologies Limited                     New Zealand

     During the year Personal Computer Systems (1993) was amalgamated with Sealcorp Products Limited. The Australian branch operations of Sealcorp
     Computer Products Limited were merged with TGE Pty Limited as at 28 February 1997.

     TGE Pty Limited acquired the operations of The Great Escape Computer Company Pty Limited on 28 August 1996, and WYSE Technology Support Pty Limited on 1 September 1996. Brocker Investments (Australia) Pty Limited is the holding company of TGE, and is non operating.

b)   Goodwill

     The excess of cost over the fair value of identifiable net assets of subsidiaries acquired is recorded as goodwill and is amortised on a straight-line basis over its estimated useful life, considered to be ten years. On an ongoing basis, management reviews the valuation and amortisation of goodwill taking into consideration any events and circumstances which might have impaired the fair value.

     Where an acquisition price is contingent on a future event or events, no goodwill is recognised until the final acquisition price can be determined beyond any reasonable doubt.

c)   Foreign Currency

     Foreign currency transactions are recorded at the exchange rates in effect at the date of settlement. Monetary assets and liabilities arising from trading transactions or overseas borrowings are translated at closing rates. Gains and losses due to currency fluctuations on these items are included in the statement of earnings.

     The financial statements of foreign operations are converted to Canadian dollars using weighted average exchange rates for the year for items included in the statement of earnings, year end rates for assets and liabilities included in the balance sheet and historical rates for equity transactions. The cumulative translation adjustment represents the deferred foreign exchange gain on the translation of the accounts.

d)   Inventories

     Inventories are carried at the lower of cost and net realisable value. Cost is determined on a weighted average basis.

                            Brocker Investments Ltd.

                       For the Year Ended March 31, 1997


e)   Capital Assets

     Capital assets are recorded at cost. Depreciation is calculated on a declining balance (except for leasehold improvements where a straight line basis is used) basis using the following rates:

     Office equipment                                     20%
     Vehicles                                             20 and 26%
     Furniture and fixtures                               20%
     Computer hardware                                    20%
     Computer software                                    40%
     Plant and Equipment                                  20 - 26%
     Leasehold improvements                               Period of Lease

3    Capital Assets

                                                1997                        1996
                                  Cost   Accumulated      Net Book      Net Book
                                        Depreciation         Value         Value
Office equipment
-- leased                       21,822        10,593        11,229         4,780
-- non-leased                  204,195        59,289       144,906        47,812
Vehicles
-- leased                      213,783        81,997       131,786        98,124
-- non-leased                  111,543        39,368        72,175        57,385
Furniture and fixtures         347,710        96,214       251,496       154,389
Computer harware
-- leased                        3,628           689         2,939
-- non-leased                  682,022       299,220       382,802       278,216
Computer software               66,199        30,828        35,371         5,596
Plant and Equipment            257,947       152,204       105,743            --
Leasehold improvemenets         53,054        16,626        36,428        36,215
                             ---------     ---------     ---------     ---------
                             1,961,903       787,028     1,174,875       682,517
                             ---------     ---------     ---------     ---------


4    Indebtedness

     Long Term Debt                                           1997          1996
     Capital Leases are repayable as follows:                    $             $
     Year ending March 31
     1997                                                       --        35,098
     1998                                                  101,484        38,784
     1999                                                   38,134        12,139
     2000                                                   11,259            --
                                                         ---------     ---------
     Total minimum lease payments                          150,877        86,021
     Less amount representing interest
       (at rates ranging from 6.6% to 14.46% per annum)      4,989         2,787
                                                         ---------     ---------
     Present value of net minimum lease payment            145,888        83,234
     Less current portion                                   97,313        35,098
                                                         ---------     ---------
                                                            48,575        48,136
     Unsecured Term Liability                               66,430        63,828
                                                         ---------     ---------
                                                           115,005       111,964
                                                         ---------     ---------
     Bank Indebtedness, unsecured                          552,047            --
                                                         ---------     ---------

     On acquision of Industrial Communications Limited the group assumed the liabilities of that Company. This debt was settled shortly after March 31, 1997.

                            Brocker Investments Ltd.

                       For the Year Ended March 31, 1997

4    Indebtedness (continued)

                                                              1997          1996
                                                                 $             $
     Financing Facility                                    998,485            --
                                                         ---------     ---------

     Sealcorp Computer  Products Limited (a "subsidiary" of Brocker  Investments
     (NZ) Limited) has entered into a financing facility agreement dated 27 March 1995 secured by a registered first debenture over the assets and undertakings of Sealcorp Computer Products Limited. As at March 31, 1997 $998,485 was outstanding under the NZ$4m facility.

5    Share Capital

     a)   Authorised

          Unlimited number of common shares
          Unlimited number of Preferred Shares
          10,000,000 Series A Preferred Shares
          7 1/2% cumulative, redeemable at $1.10 per share

          Issued and outstanding                          $                   $
                                                       1997                1996

          10,315,477 common shares                2,262,460           1,040,800
          3,043,094 Series A Preferred            3,043,094           3,543,094
          Less: Share issue costs                   (41,814)            (41,814)
                                                 ----------          ----------
                                                  5,263,740           4,542,080
                                                 ----------          ----------

     As at March 31, 1997 5,383,000 (6,083,000,  1996) shares were being held in escrow whereby written consent of the Chief of Securities Administration of the Alberta Securities Exchange is required before the release of shares.

     b)   Share Transactions

     Common Shares                                      Shares          Amount

     Shares outstanding  - at March 31, 1996         8,741,000         1,040,800

     Issue of shares in settlement of
     PCS acquisition                                   220,000           204,423

     Issue of shares for acquisition of
     Industrial Communications (Note 12)               195,477           322,537

     Exercise of stock options                       1,159,000           694,700
                                                    ----------        ----------

     Shares outstanding - at March 31, 1997         10,315,477        $2,262,460
                                                    ----------        ----------

          During year end the company completed the settlement of the acquisition of Personal Computer Systems Limited, a computer distributer in New Zealand which distributes Apple Macintosh software. This transactions included the issuance of Brocker Investments Ltd stock, in May 1996, to Messrs Cowle and Brawm, each receiving 200,000 and 20,000 shares respectively.


     Preferred Shares                                    Shares         Amount
     Series A shares outstanding at 31 March 1996     3,543,094      3,543,094
     Redeemed at $1.10                                 (500,000)      (500,000)
                                                    -----------    -----------
     Series A shares outstanding at March 31, 1997    3,043,094    $ 3,543,094
                                                    -----------    -----------

          In 1995 the Company acquired Brocker Investments (NZ) Limited and a liability was established in the accounts for the purchase consideration. In 1996 the liability was satisfied by the issuance of Series A preferred shares.

          During the year 500,000 of these shares were redeemed at $1.10 per share. The premium paid on this redemption of $50,000 has been charged directly against the retained earnings of the Company.

                            Brocker Investments Ltd.

                       For the Year Ended March 31, 1997

     c)   Unexercised Options

          There are a total of 375,000 outstanding and unexercised stock options (864,000, 1995); held by the directors of the company, 43,000 with an exercise price of $0.50 each, expiring on December 21, 1999, 275,000 with an exercise price of $1.18 each, expiring on November 8, 2001 and 57,000 with an exercise price of $1.31 each, expiring on November 8, 2001.

          An additional 252,000 unexercise stock options are held by employees of the Group, 12,000 with an exercise price of $0.30 each, expiring on December 21, 1999 and 240,000 with an exercise price of $1.18 each, expiring on November 8, 2001.

     d)   Outstanding Warrants

          There are 450,000 (til, 1996) outstanding warrants at $1.10 per share, expiring March 31, 1998.

     e)   Earnings Per Common Share

          Earnings per share was calculated on the basis of the weighted average number of common shares outstanding for the year which amounted to 9,425,583. On a fully diluted basis the number of common share equivalents was calculated to be 11,392,477.


6.   Income Tax

     Income Tax Expense
                                                           $              $
                                                        1997           1996
     Expected income tax expense
      calculated at the Statutory Rate
      on Earnings before Taxation                    580,081        254,321
     Adjusted for the tax effect of:
     Amortisation of goodwill                         88,239         86,160
     Recognition of tax losses not
      previously recognis                                 --        (24,497)
     Adjustment for foreign tax rates               (162,140)       (85,860)
     Other                                           (34,392)        20,616
                                                    --------       --------
     Income tax expense                              471,788        305,740
                                                    --------       --------
     Total income tax expense is made up of:
     Current taxation                                488,949        305,761
     Deferred taxation                               (17,161)       (55,021)
                                                    --------       --------
                                                     471,788        250,740
                                                    --------       --------

7.   RELATED PARTY TRANSACTIONS

     During the year, the company provided an interest free short-term advance to the Managing Director of Brocker Investments (NZ) Limited. The balance outstanding at March 31, 1997 was $71,390 ($132,256 - 1996). This balance is included in other receivables.

     Stock options were exercised during the year by the Managing Director of Brocker Investments (NZ) Limited. The funds required to exercise these options were by Brocker Investments (NZ) Limited. As at 31 March 1997 the amount outstanding was $246,328 and included in other receivables. Interest is charged on this outstanding amount at 7.5% per annum.

8.   EMPLOYEE SHARE OWNERSHIP PLAN

     In November 1996 the Company established a plan, approved by the Alberta Stock Exchange, to enable a number of senior management employees to receive stock options in the Company. Brocker Investments (NZ) Limited has provided financial assistance to some of these employees to exercise the options offered. Interest is applied on these loans at the prevailing market rates, and will be settled by way of agreed salary deductions.

     The loan to each employee is repayable by April 1, 1998 or within 30 days of the individual ceasing to be an employee of the Company or of its subsidiaries. The beneficial ownership of the shares are held as security over the loan, the Company retains the right to either sell or cancel the shares to settle any outstanding amounts due from the employees and the employee may not sell or transfer the shares prior to settlement of the amounts outstanding.

     As at March 31, 1997 the amounts outstanding in respect of these shares amounted to $836,613 and is included within other receivables.

                            Brocker Investments Ltd.

                       For the Year Ended March 31, 1997


9.   SEGMENTED OPERATIONS

     The company operates in one industry segment, being the sale of computer harware and software, and in two geographical segments, New Zealand and Australia. The Canadian operations shown relate to administrative items only.


1997                                          Canada          New Zealand            Australia                 Total
Sales                                            --            38,165,634           11,872,216            50,037,850
Net profit/(loss)                           (82,606)            1,118,195             (197,939)              837,650
Depreciation and amortisation                    --               381,447               48,428               429,875
Identifiable assets                          30,662            14,500,039            5,395,799            19,926,500

1996                                         Canada           New Zealand            Australia                 Total
Sales                                            --            19,267,724            3,620,758            22,888,482
Net profit/(loss)                            55,307               290,658              (22,614)              323,351
Depreciation and amortisation                    --               348,797               15,749               364,546
Identifiable assets                         883,765            10,092,103              749,226            11,725,094

10.  Net Change in Non-cash Components of Working Capital

     The net decrease in non-cash working capital consists of the following:

                                                         1997             1998
                                                   Net Change       Net Change
     Accounts receivable                           (3,422,827)      (2,424,269)
     Other receivables                               (941,719)         920,868
     Inventory                                     (1,741,292)      (1,514,471)
     Prepaid expenses                                 (69,503)        (122,734)
     Financing facility                               998,485               --
     Accounts payable                               4,695,303        1,042,442
     Accrued liabilities                              220,737         (443,480)
     Income taxes payable                            (210,223)         238,208
                                                 ------------      -----------
     Total                                       $   (471,039)     $(2,303,436)
                                                 ------------      -----------

11.  Financial Instruments

     Currency and Interest Rate Risk

     The nature of activities and management policies with respect to financial instruments are as follows:

     i)   Currency

          The company undertakes transaction denominated in foreign currencies from time to time and exposures in foreign currency arise resulting from these activities. No forward contracts or ofther foreign exchange instruments are currently used, to hedge against these exposures, by the company.

     ii)  Interest rate

          The company has long-term fixed rate borrowings which are used to fund ongoing activities. It is the company's policy to ensure interest rate exposure is minimised, debentures are set at a fixed rate of 10.75%. There are no financial instruments utilised with regard to interest rate exposure.

     iii) Concentration of credit risk

          In the normal course of business, the company incurs credit risk from trade debtors and transactions with financial institutions. The company has a credit policy which is used to manage the risk. As part of this policy, limits on exposure with counterparties have been set and are monitored on a regular basis.

          The company has no significant concentrations of credit risk. The company does not consider that they require any collateral or security to support financial instruments due to the quality of financial institutions and trade debtors.

                            Brocker Investments Ltd.

                       For the Year Ended March 31, 1997

     iv)  Fair values

          The fair values of the group's cash accounts and receivables, bank, indebtedness, accounts payable and accrued liabilities approximate their carrying values given their short term nature. The carrying value of the demand debenture and Capital leases, as disclosed in note 4, are approximate to their fair value.

12.  Commitments

     The company has entered into the folowing agreements as at 31 March 1997:

     Brocker Investments (NZ) Limited acquired Industrial Communications Services Limited as at March 31, 1997. As at 31 March 1997 195,477 common shares had been issued in partial settlement of the acquisition price. The final acquisition price, which will be settled by way of the issue of shares, is dependent of certain performance targets being achieved over the next two financial periods. The maximum number of additional shares that could be issued in settlement is 760,500.

     Subsequent to year end, the group acquired EasyPC and Power Call Limited. The acquisition price of these companies is based on their future earnings.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Index to Financial Statements                           Page

Unaudited Financial Statements for Three Months
Ended September 30, 1999                                     F-1

Unaudited Consolidated Balance Sheets as at
September 30, 1999                                           F-2

Unaudited Consolidated Statement of Earnings
For the Three Months Ended September 30, 1999                F-3

Unaudited Consolidated Statements of Retained Earnings
For the Three Months Ended September 30, 1999                F-4

Unaudited Consolidated Cash Flows Statements
For the Three Months Ended September 30, 1999                F-5

Notes to Consolidated Financial Statements
For the Three Months Ended September 30, 1999                F-6 through F-10

Unaudited Consolidated Balance Sheets as at
June 30, 1999                                                F-11

Unaudited Consolidated Statement of Earnings
For the Three Months Ended June 30, 1999                     F-12

Unaudited Consolidated Statements of Retained Earnings
For the Three Months Ended June 30, 1999                     F-13

Unaudited Consolidated Cash Flows Statements
For the Three Months Ended June 30, 1999                     F-14

Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 1999                     F-15 through F-18

Independent Auditor's Report                                 F-19

Audited Consolidated Balance Sheets for Fiscal Years
Ending March 31, 1999 and March 31, 1998                     F-20 through F-21

Audited Consolidated Statements of Earnings for Fiscal
Years Ending March 31, 1999 and March 31, 1998               F-22

Audited Consolidated Statements of Retained Earnings
For Fiscal Years Ending March 31, 1999
and March 31, 1998                                           F-23

Movements in Foreign Currency Translation Reserve
For the Fiscal Years Ending March 31, 1999 and
March 31, 1998                                               F-24

Audited Consolidated Statements of Cash Flows For Fiscal
Years Ending March 31, 1999 and March 31, 1998               F-25

Notes to Consolidated Financial Statements For Fiscal
Years Ending March 31, 1999 and March 31, 1998               F-26 through F-49

Independent Auditor's Report                                 F-50

Audited Consolidated Balance Sheets for Fiscal Years
Ending March 31, 1998 and March 31, 1997                     F-51

Audited Consolidated Statements of Earnings for Fiscal
Years Ending March 31, 1998 and March 31, 1997               F-52

Audited Consolidated Statements of Retained Earnings
For Fiscal Years Ending March 31, 1998                       F-53
and March 31, 1997

Audited Consolidated Statements of Changes in Financial
Position For Fiscal Years Ending March 31, 1998 and
 March 31, 1997                                              F-54

Notes to Consolidated Financial Statements For Fiscal
Years Ending March 31, 1998 and March 31, 1997               F-55 through F-67

Independent Auditor's Report                                 F-68

Audited Consolidated Balance Sheets as at
March 31, 1997, with comparative figures for 1996            F-69

Audited Consolidated Statements of Earnings as at
March 31, 1997, with comparative figures for 1996            F-70

Audited Consolidated Statements of Retained Earnings
as at March 31, 1997, with comparative figures for 1996      F-71

Audited Consolidated Statements of Changes in Financial
Position For the Years Ending March 31, 1997, with
comparative figures for 1996                                F-72

Notes to Consolidated Financial Statements For
Year Ended March 31, 1997                                   F-73 through F-78

(b)  Index to Exhibits

3(i)    Restated   Articles  of  Incorporation   dated      E-1 through E-9
        November 16, 1998

3(ii).1 Bylaws dated November 25, 1993                      E-10 through E-60

3(ii).2 Amendment to Bylaws dated October 23, 1998          E-61

10.1    Brocker   Investments  (NZ)  Ltd.   acquisition  of
        Industrial   Communications  Service  Ltd.  ("ICS")
        (March 31,  1997)                                   E-62  through  E-116

10.2    Brocker   Investments  (NZ)  Ltd.   acquisition  of
        Powercall  Technologies  Ltd. (May 16,  1997),  and
        earn-out projections                                E-117 through E-153

10.3    Brocker  Investments (NZ) Ltd.  acquisition of Easy
        PC Computer  Rentals  Limited (July 10, 1997),  and
        earn-out projections                                E-154 through E-201

10.4    Brocker Investments (NZ) Ltd.  acquisition of Image
        Craft Ltd.  (formerly  New  Zealand  On-Line  Ltd.)
        (December 24, 1997)                                 E-202 through E-315

10.5    Brocker   Investments  (NZ)  Ltd.   acquisition  of
        Pritech  Corporation Limited (March 31, 1998)       E-316 through E-408

10.6    Brocker   Investments  (NZ)  Ltd.   acquisition  of
        Microchannel  Limited,   undated  (Note:  Heads  of
        Agreement  dated  February 13, 1998)                E-409  through E-474

10.7    Agreement  for  Sale  and  Purchase  of  Shares  of
        Personal  Computer  Systems (1993) Limited (January
        25,   1995),   including   Deed  of  Variation  and
        Memorandum  of Agreement,  dated  November 24, 1995 E-475 through E-537

10.8    Share Purchase  Agreement between Genetics Limited,
        Mike  J.  Duff,   Casey  J.   O'Byrne,   Lionel  A.
        Singleton,  Damen Ng,  Roger N.  Gimby and  Brocker
        Investments Limited,  dated November 10, 1994       E-538 through E-544

10.9    Share Exchange  Agreement between Talgarth Limited,
        Edgewell Limited, Classic Portraits and Design Ltd.
        and  Brocker  Investments,  dated  August 31,  1994
        (including board minutes)                           E-545 through E-568

10.10   Share Sale Agreement  between  Edgewell Limited and
        Talgarth  Limited,  Mike J. Duff, Casey J. O'Byrne,
        Lionel A. Singleton, Damen Ng and Roger N. Gimby, dated November 10, 1994 (including board minutes) E-569 through E-579

10.11   Agreement  for Purchase and Sale of Shares  between
        Brocker  Investments  Ltd. and 621202 Alberta Ltd.,
        dated March 14, 1995                                E-580 through E-603

10.12   Agreement  between The Number One Software  Company
        Limited  ("NOSCL")  and  Brocker  Investments  (NZ)
        Limited, dated March 31, 1995                       E-604 through E-618

10.13   Agreement  for Sale and Purchase of Shares  between
        John Richard  Campbell and Robyn Lorna Campbell and
        Brocker  Investments (NZ) Limited,  dated March 31,
        1995                                                E-619 through E-654

10.14   Agreement  for Sale and Purchase of Shares  between
        Michael Brian Ridgway and Brocker  Investments (NZ)
        Limited  for  the  Purchase  of  32,999  Shares  in
        Sealcorp Computer Products Limited,  dated December
        20, 1994                                            E-655 through E-664

10.15   Salaried   Employment  Contract  between  Powercall
        Technologies  Limited  and Evan James  Read,  dated
        April 1, 1997                                       E-665 through E-675

10.16   Salaried   Employment  Contract  between  Powercall
        Technologies  Limited and Gregory  Hunt,  dated May
        10, 1997                                            E-676 through E-687

10.17   Salaried   Employment  Contract  between  Powercall
        Technologies  Limited and Michael Gerard  Duncraft,
        dated April 1, 1997                                 E-688 through E-678

10.18   Salaried   Employment   Contract  between  Easy  PC
        Computer Rentals Limited and Jon Hugh Barker, dated
        July 1, 1997                                        E-679 through E-707

10.19   Employment  Contract  between  Pritech  Corporation
        Limited and David William  Corlett,  dated April 1,
        1998                                                E-708 through E-721

10.20   Employment  Contract  between  Pritech  Corporation
        Limited and David John  Cooke,  dated April 1, 1998 E-722 through E-735

10.21   Employment  Contract  between  Pritech  Corporation
        Limited and Gary Spencer Elmes, dated April 1, 1998 E-736 through E-749

10.22   Consulting   Services   Agreement  between  Brocker
        Investments Ltd. and Des O'Kell, dated December 13,
        1996                                                E-750 through E-752

21.     Chart of Company's Subsidiaries.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it satisfies all of the requirements for filing a Registration Statement on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Auckland, New Zealand on December 29, 1999.


                                              Brocker Technology Group Ltd.,
                                              an Alberta corporation


                                        By:    /s/ MICHAEL B. RIDGEWAY
                                               -----------------------
                                               Michael B. Ridgeway
                                               Its: President